Exhibit 99.1

Emera

Incorporated

Notice of Annual Meeting of Common Shareholders

Thursday, May 24, 2018 and Management Information Circular

Dear Fellow Shareholder:

We invite you to attend the annual meeting of the common shareholders of Emera Incorporated, which will be held at the Glenn Gould Studio, 250 Front Street West, Toronto, Ontario, on Thursday, May 24, 2018 at 2:00 p.m. (Eastern Time).

The Board of Directors and the executive team look forward to meeting with you to present our analysis of our 2017 financial results and outline our plans for the future.

Please take time to read this document. The Management Information Circular contains important information about the business to be conducted at the annual meeting, about the Directors nominated for election, how we compensate our executive officers and Directors, and about our corporate governance practices. If you cannot attend the annual meeting, please use the proxy or voting instruction form provided to you in order to submit your vote prior to the meeting. It is important to us that your shares be counted.

Live coverage of the annual meeting will be available on our website at www.emera.com/investors. A recording of the meeting will be available on the site for several weeks following the meeting.

We hope you can join us.

Sincerely,

Jackie Sheppard

Chair of the Board

Table of Contents

Notice of Annual Meeting	1
Management Information Circular	2
Business of the Meeting	4
Director Nominees	5
Skills and Experience	6
Statement of Corporate Governance Practices	23
Letter from the Management Resources and Compensation Committee to Shareholders	37
Statement of Executive Compensation	40
Compensation Discussion and Analysis	46
Performance Graph	58
NEO Summary Compensation Table	60
Appendix “A” – Board of Directors Charter	71

Notice of Annual Meeting

Thursday, May 24, 2018	Glenn Gould Studio	Record Date
2:00 p.m. Eastern Time	250 Front Street West, Toronto, Ontario, Canada	Close of business March 28, 2018

Items of Business

1. Electing Directors to serve until the next annual meeting of Shareholders;

2. Appointing Auditors;

3. Authorizing the Directors to establish the Auditors’ fee;

4. Considering an advisory resolution on the Company’s approach to executive compensation; and

5. Transacting such other business as may properly come before the meeting.

As a shareholder, it is important that you vote. Common shareholders are encouraged to return their proxy or voting instruction form as soon as possible. A postage-paid, pre-addressed envelope is provided. As an alternative, shareholders may choose to vote by telephone or on the internet as provided for on the proxy or voting instruction form. Proxies must be received prior to 5:00 p.m. Eastern Time on Wednesday, May 23, 2018, or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays, or statutory holidays in Nova Scotia) prior to the reconvened meeting.

Should you have questions or comments, please contact Emera Incorporated by writing to the Corporate Secretary, Emera Incorporated, P.O. Box 910, Halifax, Nova Scotia B3J 2W5 or by calling 1-800-358-1995 from anywhere in North America or (902) 428-6060 within the Halifax-Dartmouth area.

Stephen D. Aftanas

Corporate Secretary

Emera Inc. — Management Information Circular 2018        1

Management Information Circular

Information as of March 15, 2018

(unless otherwise noted)

Meeting Materials and Notice and Access

Canadian securities rules (“Notice and Access”) permit Emera Incorporated (the “Company” or “Emera”) to provide you with electronic access to this Management Information Circular (the “Circular”) and the 2017 Annual Report (the “Meeting Materials”) for the annual meeting of common shareholders (“Shareholders”) instead of sending you a paper copy. Emera is sending Meeting Materials to registered holders and beneficial owners using Notice and Access. This approach is environmentally friendly as it helps reduce paper use. The notice you received includes instructions on how to access and review an electronic copy of the Meeting Materials or how to request a paper copy. The notice also provides instructions on voting by proxy at the meeting. If you would like to receive a paper copy of the Meeting Materials, please follow the instructions in the notice.

For those Shareholders who have previously provided instructions to receive paper copies of Meeting Materials, we sent you a paper copy in addition to the notice regarding their electronic availability.

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by the Board of Directors of Emera (the “Board of Directors” or “Emera’s Board” or the “Board”) and management of Emera for use at the annual meeting (“Meeting”) of Shareholders of the Company to be held on Thursday, May 24, 2018, as set forth in the Notice of Annual Meeting (the “Notice”).

You have received a proxy or voting instruction form. The solicitation of proxies will be primarily by mail although proxies may also be solicited by telephone, facsimile, in writing, or in person, by directors of the Company (“Directors”), Officers, or other employees or agents of the Company.

The Company wishes to have as many Shareholders vote as possible and has retained D.F. King Canada as the proxy solicitation agent to assist with the solicitation of votes from Shareholders. The proxy solicitation agent will monitor the number of Shareholders voting and will contact Shareholders in order to increase participation in voting. The cost of this solicitation will be borne by the Company and is not expected to exceed $50,000.

Record Date and Voting of Shares

The date for determining which Shareholders are entitled to receive the Notice is Wednesday, March 28, 2018. This is called the “Record Date”. Only Shareholders of record at the close of business on the Record Date will be entitled to vote. Each common share owned as of the Record Date entitles the holder to one vote.

To the knowledge of the Directors and Officers, as of the date of this Circular, no person owned or exercised control over more than 10 per cent of the outstanding common shares of the Company and the only outstanding voting shares were 230,504,689 common shares.

Beneficial (or Non-Registered) Owners

The voting process is different depending on whether you are a registered Shareholder, Non-Objecting Beneficial Owner or Objecting Beneficial Owner.

If you have shares registered in your own name, you are a registered Shareholder. If you do not hold shares in your own name, you are a beneficial or non-registered owner. If your shares are listed in an account statement provided to you by a broker, then it is likely that those shares will not be registered in your name, but under the broker’s name or under the name of an agent of the broker such as CDS Clearing and Depository Services Inc., the nominee for many Canadian brokerage firms, or its nominee.

There are two kinds of beneficial owners: (i) Objecting Beneficial Owners – those who object to their name being made known to the issuers of shares which they own and (ii) Non-Objecting Beneficial Owners – those who do not object to their name being made known to the issuers of the shares which they own. Non-Objecting Beneficial Owners will receive a voting instruction form from Emera’s registrar and transfer agent, AST Trust Company (Canada) (“AST”). This is to be completed and returned to AST in the envelope provided. In addition, AST provides both telephone voting and internet voting as described on the voting instruction form.

Securities regulation requires brokers or agents to seek voting instructions from Objecting Beneficial Owners in advance of the Meeting. Objecting Beneficial Owners should be aware that brokers or agents can only vote shares if instructed to do so by the Objecting Beneficial Owner. Your broker or agent (or their agent Broadridge) will have provided you with a voting instruction form or form of proxy for the purpose of obtaining your voting instructions. Every broker has its own mailing procedures and provides instructions for voting. You must follow those instructions carefully to ensure your shares are voted at the Meeting.

If you are an Objecting Beneficial Owner receiving a voting instruction form or proxy from a broker or agent, you cannot use that proxy to vote in person at the Meeting. To vote your shares at the Meeting, the voting instruction form or proxy must be returned as instructed by the broker well in advance of the Meeting. If you wish to attend and vote your shares in person at the Meeting, follow the instructions for doing so provided by your broker or agent.

2        Emera Inc. — Management Information Circular 2018

MANAGEMENT INFORMATION CIRCULAR

Shareholder Proxy Materials

These security holder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name, address, and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. Emera has arranged for its registrar and transfer agent, AST, to send materials directly to Non-Objecting Beneficial Owners. Emera will bear the cost of delivering shareholder proxy materials to registered Shareholders, Non-Objecting Beneficial Owners and Objecting Beneficial Owners.

By choosing to send these materials to you directly, Emera (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to Non-Objecting Beneficial Owners, and (ii) executing their proper voting instructions. Please return voting instructions as specified in the voting instruction form or form of proxy.

Appointment and Revocation of Proxies

The persons named in the enclosed proxy are Jackie Sheppard, Chair of the Board, Scott Balfour, Chief Operating Officer,(1) and Stephen Aftanas, who is Corporate Secretary of the Company.

In order for a vote by proxy or voting instruction form to be counted, it must be received prior to 5:00 p.m. (Eastern Time) on Wednesday, May 23, 2018, or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Nova Scotia) prior to the reconvened meeting. The Company reserves the right to accept late proxies and to waive the proxy cut-off with or without notice, but is under no obligation to accept or reject any particular late proxy. For Canadian residents, a postage-paid, pre-addressed envelope is provided for this purpose. You may vote by proxy or voting instruction form via mail, the internet or telephone. If you are a registered Shareholder or a Non-Objecting Beneficial Owner, you may attend the Meeting in person and submit your completed proxy or vote by ballot.

Completion of a proxy gives discretionary authority to the proxyholder to vote as he or she sees fit in respect of amendments to matters identified in the Notice, and other matters that may properly come before the Meeting or any adjournment thereof, whether or not the amendment or other matter that comes before the Meeting is or is not routine, and whether or not the amendment or other matter that comes before the Meeting is contested. Management of the Company is not aware of any amendments or other matters to be presented for action at the Meeting.

If you appoint Ms. Sheppard, Mr. Balfour or Mr. Aftanas as your proxyholder, they will vote, or withhold from voting, in accordance with your directions. If you do not specify how you want your shares voted, they will vote “For” the:

•	election of each of the Directors named in this Circular;

•	appointment of Ernst & Young LLP as Auditors;

•	authorization of the Directors to establish the Auditors’ fee; and

•	advisory resolution on the Company’s approach to executive compensation.

They will vote in accordance with their best judgment if any other matters are properly brought before the Meeting.

You may appoint any other person (who need not be a Shareholder) to represent you at the Meeting by inserting that person’s name in the space provided on the proxy or voting instruction form. That person is your proxyholder and must attend and vote at the Meeting in order for your vote to count.

You may revoke your proxy by providing new voting instructions in a new proxy or voting instructions form with a later date, or at a later time if you are voting on the internet or by telephone. Any new voting instructions, however, will only take effect if received prior to 5:00 p.m. (Eastern Time) on Wednesday, May 23, 2018 or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Nova Scotia) prior to the reconvened meeting. You may also revoke your proxy without providing new voting instructions by giving written notification addressed to Mr. Stephen Aftanas, Corporate Secretary, P.O. Box 910, Halifax, Nova Scotia, B3J 2W5, no later than the last business day preceding the day of the Meeting or any postponement or adjournment thereof or with the Chair of the Meeting on the day of the Meeting or any postponement or adjournment thereof or in any other manner permitted by law. Registered Shareholders and Non-Objecting Beneficial Owners may attend the Meeting and vote their shares in person and, if they do so, any voting instructions previously given by such persons for such shares will be revoked.

Restrictions on Share Ownership and Voting

Under Nova Scotia legislation, no Emera Shareholder may own or control, directly or indirectly, more than 15 per cent of the outstanding voting shares. Shareholders who are not residents of Canada may not hold, in the aggregate, more than 25 per cent of the outstanding voting shares.

These restrictions may be enforced by limiting non-complying Shareholders’ voting rights, dividend rights and transfer rights. Shareholders may be required, at any time, to furnish a statutory declaration to verify the number of shares held and/or residency in order to ensure compliance with these restrictions.

If you have any questions about share ownership and voting restrictions, please contact the Corporate Secretary using the contact information contained in the Notice.

(1)	Effective March 29, 2018, Mr. Balfour will be a Director and will be President and Chief Executive Officer.

Emera Inc. — Management Information Circular 2018        3

Business of the Meeting

1.	Election of the Board of Directors: The 12 nominees proposed for election as Directors at the 2018 Meeting are identified under Director Nominees in this Circular. For more information about the process for nominating Directors, see Nomination of Directors and Director Recruitment Process in the Statement of Corporate Governance Practices.

All nominees are currently Directors of the Company. Each nominee has indicated his or her willingness to serve as a Director. Each Director elected at the Meeting will hold office until the next annual meeting of Shareholders.

Ms. Sheppard, Mr. Balfour and Mr. Aftanas intend to vote “For” the 12 nominees unless instructed otherwise by Shareholders in their proxy.

2.	Appointment of Auditors: The Audit Committee has reviewed the performance of Ernst & Young LLP, including its independence relating to the audit, and recommends the re-appointment of Ernst & Young LLP as Auditors. Ernst & Young LLP have been Auditors of the Company since its inception in 1998, and before that were Auditors of the Company’s subsidiary, Nova Scotia Power Inc. (“NSPI”), since 1991.

Ms. Sheppard, Mr. Balfour and Mr. Aftanas intend to vote “For” the re-appointment of Ernst & Young LLP as Auditors of the Company, to hold office until the close of the next annual meeting of Shareholders, unless a Shareholder specifies their shares be withheld from voting.

3.	Auditors’ Fee: The Company is incorporated under the Nova Scotia Companies Act. Shareholder approval of the authorization of Directors to establish the Auditors’ fee is required pursuant to the Companies Act. The aggregate fees billed by Ernst & Young LLP, during the last two fiscal years ended December 31, 2016 and December 31, 2017, were as follows:

Service Fee	2017 ($)	2016 ($)
Audit Fees	1,495,580	1,161,150
Audit-Related Fees	445,769	651,397
Tax Fees	467,353	419,669
All Other Fees	Nil	Nil

Total	2,408,702	2,232,216

Ms. Sheppard, Mr. Balfour and Mr. Aftanas intend to vote “For” the authorization of Directors to establish the Auditors’ fee, unless a Shareholder instructs otherwise in their proxy.

4.	Advisory Vote on Executive Compensation: You will be asked to consider and approve, on an advisory basis, a resolution on Emera’s approach to executive compensation as disclosed in this Circular.

Our executive compensation programs are designed to attract, retain, motivate and reward high-calibre leaders to deliver strong performance in alignment with Emera’s corporate strategy and to create and sustain shareholder value. Programs are designed to reflect a blend of short- and long-term incentive plans to reflect our pay-for-performance philosophy and to provide for a significant portion of an executive’s compensation to be at risk, while aligning the structure of programs and payouts with sound risk management and good governance principles.

The Board, through the Management Resources and Compensation Committee (“MRCC”), has directed and reviewed the contents of the Statement of Executive Compensation in this Circular and has unanimously approved it as part of the Committee’s report to you.

As our shareholder, on an advisory basis, you have the opportunity to vote “For” or “Against” our approach to executive compensation through the following resolution:

“BE IT RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the Shareholders accept the approach to executive compensation disclosed in the Company’s information circular delivered in advance of the 2018 annual meeting of Shareholders.”

Since your vote is advisory, it will not be binding on the Board, however, the Board, and in particular the MRCC, will seriously consider the outcome of the vote as part of its ongoing review of executive compensation.

Unless otherwise instructed, Ms. Sheppard, Mr. Balfour and Mr. Aftanas intend to vote “For” the advisory resolution on executive compensation.

4        Emera Inc. — Management Information Circular 2018

MANAGEMENT INFORMATION CIRCULAR

Director Nominees

The following pages set out the names of the nominees proposed for election as Directors of Emera. Biographical information about the Director nominees is also provided, including, age, municipality and country of residence, year first elected or appointed as a Director, principal occupation, education, skills and experience. The information about each Director nominee includes Committee memberships and meeting attendance. Their membership on other public company boards in the last five years is also described.

There is information about the common shares and deferred share units (“DSUs”) of Emera held by each Director nominee for the past three years. The estimated value of each Director nominee’s common shares and DSU holdings is based on the following:

Year-end	Closing price of Emera common shares ($)
December 31, 2015	43.23
December 31, 2016	45.39
December 31, 2017	46.98

All Director nominees are required to meet share ownership guidelines. The information below details their status under those guidelines. For further information on the share ownership guidelines for Directors, see Director Share Ownership Guidelines in the Statement of Corporate Governance Practices later in this Circular. For further information on the share ownership guidelines for the Company’s executive officers, including Mr. Balfour, see Executive Share Ownership Requirements and Anti-Hedging Policy in the Statement of Executive Compensation.

All Director nominees, except Mr. Balfour and Mr. Ramil, are considered by the Board to be independent. For more information about the Company’s definition of independence, see Director Independence in the Statement of Corporate Governance Practices later in the Circular.

Emera Inc. — Management Information Circular 2018        5

Skills and Experience Total

The above bar chart shows eight categories of skills and experience important to the Company’s business and governance (along the vertical axis), and that number of the 12 Director nominees who possess those skills and experience (along the horizontal axis). The details of each Director nominee’s skills and experience are contained in their biographies later in this Circular.

The voting results for those Directors who were nominees for election in the 2017 annual meeting of Shareholders are shown in the two rows below.

	Sylvia D. Chrominska	Henry E. Demone	Allan L. Edgeworth	James D. Eisenhauer	Christopher G. Huskilson	B. Lynn Loewen	John T. McLennan	Donald A. Pether	John B. Ramil	Andrea S. Rosen	Richard P. Sergel	M. Jackie Sheppard
Percentage of votes cast “For” each Director (%)	99.70	99.21	98.91	99.67	99.26	99.78	98.95	99.73	97.60	98.86	99.68	99.80
Percentage of votes cast “Withheld” (%)	0.30	0.79	1.09	0.33	0.74	0.22	1.05	0.27	2.40	1.14	0.32	0.20

6        Emera Inc. — Management Information Circular 2018

MANAGEMENT INFORMATION CIRCULAR

Scott Balfour

Age: 53

Halifax, Nova Scotia

Canada

Director Since: 2018 (1)

Not Independent

Chief Operating Officer of Emera (1)

Skills and Experience

•	CEO/Senior Executive

•	Customer/Stakeholder

•	M&A/Growth Strategy

•	Governance/Other Directorship

•	Financial

•	Energy Sector

•	Compensation and Human Resources

•	Legal and Regulatory

Mr. Balfour has been appointed a Director and the President and Chief Executive Officer of Emera effective March 29, 2018.

Mr. Balfour has held several positions since joining Emera in April 2012, including his current role of Chief Operating Officer and before that, Chief Financial Officer. Before joining Emera, he served 17 years in a variety of roles, including as President and Chief Financial Officer, with the Aecon group Inc., a Canadian publicly traded construction and infrastructure development company.

Mr. Balfour is a Director of many Emera subsidiaries, including being Chairman of Tampa Electric Company, Nova Scotia Power Inc., Emera Maine, and Emera (Caribbean) Inc. He is also a director of Martinrea International Inc. He is past Chair of the Ontario Energy Association.

Mr. Balfour received his Masters of Business Administration from Richard Ivey School of Business, University of Western Ontario. He earned a Bachelor of Business Administration (Honours) from Wilfrid Laurier University.

Mr. Balfour’s strong financial, operations and public company executive experience provide the foundation for his contribution to the Board and his leadership of Emera. His knowledge of capital markets, his experience growing a business through mergers and acquisitions, and structuring systems to manage that growth, are tremendous assets for the Company.

Board/Committee Membership	Attendance	Total	Public Company Board Membership During the Last Five Years
• Not applicable (2)			• Martinrea International Inc. (June 2013 to present)

DSUs Awarded and Held
2017 share-based awards ($)		Total 2017 increase in value of all DSUs held ($)	Market value of total DSU holdings ($)
231,001	(3)	387,078	2,042,315

Securities Held
Year	Common shares	DSUs	Value of shares and DSUs ($)	Status under share ownership guidelines
2017	35,759	43,472	3,722,272	As Chief Operating Officer of Emera, Mr. Balfour was subject to Executive Share Ownership Requirements. This requires that he own shares and/or DSUs valued at three times his salary. He exceeds this requirement.

(1)	Mr. Balfour‘s appointments as a Director and as President and Chief Executive Officer are effective March 29, 2018.
(2)	Mr. Balfour was not an Emera Director in 2017; however, he did participate in all 7 Emera Board meetings held that year as Chief Operating Officer.
(3)	For Mr. Balfour, this amount represents the DSUs received by him in 2017. DSUs he received in 2017 were granted on account of payments under the 2016 Short-Term Incentive Plan (STIP). For information about DSUs received on account of his 2017 STIP payout, please see the Statement of Executive Compensation.

Emera Inc. — Management Information Circular 2018        7

Sylvia Chrominska

Age: 66

Toronto, Ontario

Canada

Director Since: 2010

Independent

Skills and Experience

•	CEO/Senior Executive

•	Customer/Stakeholder

•	M&A/Growth Strategy

•	Governance/Other Directorship

•	Financial

•	Compensation and Human Resources

•	Legal and Regulatory

Ms. Chrominska has been a Director since September 2010. She has been a member of the Management Resources and Compensation Committee since November 2010, and became Chair of the Committee in May 2016. She was a member of the Nominating and Corporate Governance Committee from June 2012 to September 2014. She was Chair of the ad hoc Pension Governance Committee from its inception in November 2013 until its termination in May 2014.

Ms. Chrominska is the former group Head of global Human Resources and Communications for The Bank of Nova Scotia, where she had global responsibility for human resources, corporate communications, government relations, public policy and corporate social responsibility of the Scotiabank group. Ms. Chrominska is the former Chair of the Board of Scotiabank Trinidad and Tobago Limited and Scotia group Jamaica Limited. Ms. Chrominska is also a Director of Wajax Corporation.

Ms. Chrominska graduated from the University of Western Ontario with an Honours Degree in Business Administration. She also serves on the Dean’s Advisory Board at the Richard Ivey School of Business and is a member of the Board of governors of the University of Western Ontario. She received an honorary Doctor of Laws from the University of Western Ontario in 2014.

Ms. Chrominska’s 30-year career in the banking sector has provided her with valuable skills and knowledge in financial and credit matters. In particular, the experience she has gained through her senior executive leadership roles, with responsibilities encompassing a broad spectrum of areas within a complex, global business organization, is a distinct asset.

Board/Committee Membership	Attendance	Total		Public Company Board Membership During the Last Five Years
• Board member • Management Resources and Compensation Committee Chair	7 of 7 3 of 3	100 100	% %	• Wajax Corporation (May 2015 to present) • Scotia group Jamaica Limited (2009 to March 2016) • Scotiabank Trinidad and Tobago Limited (January 2013 to March 2015)

Total Compensation
Fees earned in 2017 ($)	All other compensation ($)	Total ($)
228,875	N/A	228,875

DSUs Awarded and Held
2017 share-based awards ($)	Total 2017 increase in value of all DSUs held ($)	Market value of total DSU holdings ($)
202,906	296,353	1,294,252

Securities Held
Year	Common shares	DSUs	Value of shares and DSUs ($)	Status under share ownership guidelines
2017 2016 2015	2,529 2,529 1,813	27,549 21,985 17,498	1,413,064 1,112,690 834,815	Ms. Chrominska owns shares and DSUs valued at 248% of the requirement under the Share Ownership guidelines; therefore, the guidelines are met.

8        Emera Inc. — Management Information Circular 2018

MANAGEMENT INFORMATION CIRCULAR

Henry Demone

Age: 63

Lunenburg, Nova Scotia

Canada

Director Since: 2014

Independent

Skills and Experience

•	CEO/Senior Executive

•	Customer/Stakeholder

•	M&A/Growth Strategy

•	Governance/Other Directorship

•	Compensation and Human Resources

Mr. Demone joined the Emera Board of Directors in September 2014. He also became a member of the Management Resources and Compensation Committee at that time. He was appointed to the Nominating and Corporate Governance Committee in May 2017.

He is the Chairman and Chief Executive Officer of High Liner Foods of Lunenberg, Nova Scotia, the leading North American processor and marketer of value-added frozen seafood. He was President of High Liner Foods from 1989 until he became President and Chief Executive Officer from 1992 until May 2015. He was reappointed Chief Executive Officer of High Liner Foods in August 2017.

Mr. Demone currently sits on the Board of Saputo Inc. He is past-Chair of the Fisheries Council of Canada and The Groundfish Forum, a global trade association representing industry leaders. He has served on the Boards of Dover Industries Ltd. and Maritime Tel & Tel (Aliant). Mr. Demone was also the first non-US citizen to be named Chair of the National Fisheries Institute, a US national trade association.

Mr. Demone received his Bachelor of Science in Mathematics with honours from Acadia University.

In both public and private entities, Mr. Demone has extensive experience in strategic planning, global markets, mergers and acquisitions. As a long-time business leader in Atlantic Canada, Mr. Demone’s robust business relationships and his solid reputation make him a valuable member of Emera’s Board of Directors.

Board/Committee Membership	Attendance	Total		Public Company Board Membership During the Last Five Years
• Board member • Nominating and Corporate Governance Committee member	7 of 7 3 of 4	100 75	% %	• High Liner Foods Inc. (1989 to present) • Saputo Inc. (2012 to present)
• Management Resources and Compensation Committee member	3 of 3	100%

Total Compensation
Fees earned in 2017 ($)	All other compensation ($)	Total ($)
218,173	N/A	218,173

DSUs Awarded and Held
2017 share-based awards ($)	Total 2017 increase in value of all DSUs held ($)	Market value of total DSU holdings ($)
218,173	262,234	654,948

Securities Held
Year	Common shares	DSUs	Value of shares and DSUs ($)	Status under share ownership guidelines
2017 2016 2015	10,508 10,508 5,000	13,941 8,652 4,495	1,148,614 869,672 410,469	Mr. Demone owns shares and DSUs valued at 202% of the requirement under the Share Ownership guidelines; therefore, the guidelines are met.

Emera Inc. — Management Information Circular 2018        9

Allan Edgeworth

Age: 67

Calgary, Alberta

Canada

Director Since: 2005

Independent

Skills and Experience

•	CEO/Senior Executive

•	Customer/Stakeholder

•	M&A/Growth Strategy

•	Governance/Other Directorship

•	Financial

•	Energy Sector

•	Compensation and Human Resources

•	Legal and Regulatory

Mr. Edgeworth has been a Director since November 2005. He has been Chair of the Health, Safety and Environment Committee since May 2017. He has been a member of the Management Resources and Compensation Committee since February 2006 and was Committee Chair from May 2010 to May 2016.

Mr. Edgeworth was a member of the Audit Committee from April 2008 to May 2013. From May 2007 to April 2008, Mr. Edgeworth was a member of the Nominating and Corporate Governance Committee. He also served as a Director of Nova Scotia Power Inc. from November 2005 to October 2006.

Mr. Edgeworth is former President of ALE Energy Inc., a private consulting company. Previously he was the President and Chief Executive Officer of Alliance Pipeline. Until March 31, 2012, he was a Commission member and Director of the Alberta Securities Commission. He is a Director of Altagas Ltd. and was a Director of Pembina Pipeline Corporation. Mr. Edgeworth has also served on the Boards of the Interstate National gas Association of America and the Canadian gas Association. He is past-Chair of the Canadian Energy Pipeline Association.

A Professional Engineer, Mr. Edgeworth holds a Bachelor of Applied Science from the University of British Columbia in geological Engineering and is a graduate of the Queen’s Executive Program. His extensive experience as a senior leader in the energy sector combined with his expertise in corporate governance makes Mr. Edgeworth a valuable member of the Board.

Board/Committee Membership	Attendance	Total		Public Company Board Membership During the Last Five Years
• Board member • Management Resources and Compensation Committee member	7 of 7 3 of 3	100 100	% %	• Altagas Ltd. (previously Altagas Income Trust) (March 2005 to present) • Pembina Pipeline Corporation (July 2006 to May 2014)
• Health, Safety and Environment Committee Chair	3 of 3	100%

Total Compensation
Fees earned in 2017 ($)	All other compensation ($)	Total ($)
229,661	N/A	229,661

DSUs Awarded and Held
2017 share-based awards ($)	Total 2017 increase in value of all DSUs held ($)	Market value of total DSU holdings ($)
229,661	403,827	2,357,503

Securities Held
Year	Common shares	DSUs	Value of shares and DSUs ($)	Status under share ownership guidelines
2017 2016 2015	3,700 3,700 1,000	50,181 43,042 37,162	2,531,329 2,121,619 1,649,743	Mr. Edgeworth owns shares and DSUs valued at 444% of the requirement under the Share Ownership guidelines; therefore, the guidelines are met.

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MANAGEMENT INFORMATION CIRCULAR

James Eisenhauer, FCPA, FCA

Age: 66

Lunenburg, Nova Scotia

Canada

Director Since: 2011

Independent

Skills and Experience

•	CEO/Senior Executive

•	Customer/Stakeholder

•	Governance/Other Directorship

•	Financial

Mr. Eisenhauer has been a Director of the Company since May 2011 and a member of the Audit Committee since June 2016. He is the former Chairman of the Board of Directors of Emera’s subsidiary, Nova Scotia Power Inc., having served on its Board since 2008.

He is President and Chief Executive Officer of ABCO group Limited, which has holdings in manufacturing and distribution. He is a Professional Engineer and a Fellow of the Chartered Professional Accountants of Nova Scotia. Mr. Eisenhauer was a member of the Board of Nova Scotia Business Inc. from 2005 to January 2013, serving as Chair from November 2010 to October 2012. He has also been a member of the Board of Stelia Aerospace North America Inc. since 2014 and its predecessors since 1987. He is also on the Advisory Board of Atlantic Industries Limited and is Chair of its Advisory Audit Committee.

Mr. Eisenhauer holds a Bachelor of Science from Dalhousie University and a Bachelor of Engineering (with distinction) from the Technical University of Nova Scotia.

Mr. Eisenhauer’s professional knowledge and experience combined with his executive leadership in manufacturing and distribution businesses are valuable assets. His leadership role in the Nova Scotia business community provides him with valuable stakeholder and governance skills and experience.

Board/Committee Membership	Attendance	Total		Public Company Board Membership During the Last Five Years
• Board member • Audit Committee member	7 of 7 6 of 6	100 100	% %	• Nova Scotia Power Inc. (September 2008 to May 2016)

Total Compensation
Fees earned in 2017 ($)	All other compensation ($)	Total ($)
222,375	N/A	222,375

DSUs Awarded and Held
2017 share-based awards ($)	Total 2017 increase in value of all DSUs held ($)	Market value of total DSU holdings ($)
222,375	374,184	2,061,013

Securities Held
Year	Common shares	DSUs	Value of shares and DSUs ($)	Status under share ownership guidelines
2017 2016 2015	2,389 2,389 Nil	43,870 37,163 31,742	2,173,248 1,795,265 1,372,207	Mr. Eisenhauer owns DSUs valued at 381% of the requirement under the Share Ownership guidelines; therefore, the guidelines are met.

Emera Inc. — Management Information Circular 2018        11

Kent Harvey

Age: 59

New York,

NY USA

Director Since: 2017

Independent

Skills and Experience

•	CEO/Senior Executive

•	Customer/Stakeholder

•	Financial

•	M&A/Growth Strategy

•	Energy Sector

Mr. Harvey joined the Emera Board of Directors in November 2017 and was appointed to the Audit Committee at that time.

Mr. Harvey is former Chief Financial Officer for PG&E Corporation, a Fortune 200 energy-based holding company, headquartered in San Francisco. PG&E Corporation is the parent company of Pacific gas and Electric Company, one of the largest combined natural gas and electric energy companies in the United States. After 33 years in progressively senior roles, he retired from PG&E Corporation in 2016.

Born in Montreal, Mr. Harvey is a naturalized US citizen. He holds a Bachelor’s degree in Economics and a Master’s degree in Engineering – Economic Systems, both from Stanford University. He has served as trustee of the American Conservatory Theater and director of the North Bay Leadership Council.

Mr. Harvey is an energy industry leader and strategic thinker with strong US experience and financial depth, which will serve as great assets to the Emera Board.

Board/Committee Membership	Attendance		Total	Public Company Board Membership During the Last Five Years
• Board member • Audit Committee member	1 of 1 N/A	(1)	100%	• None

Total Compensation
Fees earned in 2017 ($)	All other compensation ($)	Total ($)
32,672	N/A	32,672

DSUs Awarded and Held
2017 share-based awards ($)	Total 2017 increase in value of all DSUs held ($)	Market value of total DSU holdings ($)
17,808	18,432	18,432

Securities Held
Year	Common shares	DSUs	Value of shares and DSUs ($)	Status under share ownership guidelines
2017	Nil	392	18,432	Mr. Harvey owns DSUs valued at 3% of the requirement under the Share Ownership guidelines. He has until November 2022 to meet the guidelines.

(1)	Mr. Harvey was appointed to the Audit Committee after the last meeting of the Committee in 2017.

12        Emera Inc. — Management Information Circular 2018

MANAGEMENT INFORMATION CIRCULAR

Lynn Loewen, FCPA, FCA

Age: 56

Westmount, Quebec

Canada

Director Since: 2013

Independent

Skills and Experience

•	CEO/Senior Executive

•	Governance/Other Directorships

•	Customer/Stakeholder

•	Financial

Ms. Loewen has been a Director of the Company since February 2013. She has been a member of the Audit Committee since May 2013 and the Health, Safety and Environment Committee since May 2017.

Ms. Loewen is currently President of Minogue Medical Inc. She was President of Expertech Network Installation Inc. from 2008 to 2011. She held key positions with Bell Canada Enterprises, as Vice President of Finance Operations from 2005 to 2008, and as Vice President of Financial Controls from 2003 to 2005. Prior to that, she was Vice President of Corporate Services and Chief Financial Officer of Air Canada Jazz, where she held positions of increasing responsibility since 1988.

Ms. Loewen was a member of the Public Sector Pension Investment Board from 2001 to 2007, where she served on the Audit Committee from 2003 to 2007 and as Audit Committee Chair from 2006 to 2007. She was Chair of the Governance Committee from 2003 to 2006.

Ms. Loewen holds a Bachelor of Commerce from Mount Allison University and obtained her Chartered Accountant designation in 1986. She served on the Mount Allison University Board of Regents from 1998 to 2008 and as Chair from 2007 to 2008. In January 2018, she was appointed Chancellor of the University. She also served as a member of the Advisory Board of the Ron Joyce Centre for Business Studies from 2009 to 2011.

Ms. Loewen’s financial expertise and business acumen gained as a senior executive in the telecom and airline sectors are valuable assets for Emera’s Board.

Board/Committee Membership	Attendance	Total	Public Company Board Membership During the Last Five Years
• Board member	7 of 7	100%	None
• Audit Committee member	6 of 6	100%
• Health, Safety and Environment Committee member	3 of 3	100%

Total Compensation
Fees earned in 2017 ($)	All other compensation ($)	Total ($)
226,923	N/A	226,923

DSUs Awarded and Held
2017 share-based awards ($)	Total 2017 increase in value of all DSUs held ($)	Market value of total DSU holdings ($)
226,923	296,987	997,808

Securities Held
Year	Common shares	DSUs	Value of shares and DSUs ($)	Status under share ownership guidelines
2017 2016 2015	3,777 3,603 1,134	21,239 15,440 10,897	1,175,252 864,362 520,100	Ms. Loewen owns shares and DSUs valued at 206% of the requirement under the Share Ownership guidelines; therefore, the guidelines are met.

Emera Inc. — Management Information Circular 2018        13

Donald Pether

Age: 69

Dundas, Ontario

Canada

Director Since: 2008

Independent

Skills and Experience

•	CEO/Senior Executive

•	Customer/Stakeholder

•	M&A/Growth Strategy

•	Governance/Other Directorship

•	Financial

•	Compensation and Human Resources

•	Legal and Regulatory

Mr. Pether has been a Director since November 2008. He has been a member of the Nominating and Corporate Governance Committee since May 2009, and was appointed Chair of the Committee in April 2012. He became a member of the Health, Safety and Environment Committee in November 2017, and was a member of the Audit Committee from November 2014 to November 2017. He was also a member of the Management Resources and Compensation Committee from May 2009 to September 2014. He was a member of the ad hoc Pension Governance Committee from its inception in November 2013 until its termination in May 2014.

Mr. Pether is the former Chair of the Board and Chief Executive Officer of ArcelorMittal Dofasco Inc., a Canadian steel producer. He is a past-Chair of the Board of the Hamilton Health Sciences Foundation, the McMaster Innovation Park and McMaster University. He currently sits on the Board of the Manning Innovation Awards Foundation, the Board of the National gallery of Canada Foundation and the Council of governors for the Art gallery of Hamilton. He is a Director of Samuel, Son & Co. Ltd. and Schlegel Health Care Inc.

Mr. Pether has a Bachelor of Science in Metallurgical Engineering from the University of Alberta and holds an honorary Doctor of Laws from McMaster University.

Mr. Pether’s experience as a chief executive officer of a steel producer owning assets in the mining and automotive parts industry, and with employees in the US, Mexico and Canada, provides him with valuable business and stakeholder skills. Mr. Pether’s experience throughout his career with employee and labour relations, as well as with innovative manufacturing and maintenance processes, are of significant benefit to the Board.

Board/Committee Membership	Attendance	Total		Public Company Board Membership During the Last Five Years
• Board member • Nominating and Corporate Governance Committee Chair	7 of 7 5 of 5	100 100	% %	• Primary Energy Recycling Corporation (April 2010 to December 2014)
• Audit Committee member	6 of 6	100%

Total Compensation
Fees earned in 2017 ($)	All other compensation ($)	Total ($)
239,340	N/A	239,340

DSUs Awarded and Held
2017 share-based awards ($)	Total 2017 increase in value of all DSUs held ($)	Market value of total DSU holdings ($)
239,340	380,105	1,924,818

Securities Held
Year	Common shares	DSUs	Value of shares and DSUs ($)	Status under share ownership guidelines
2017 2016 2015	1,265 1,208 Nil	40,971 34,032 28,265	1,984,247 1,599,544 1,221,853	Mr. Pether owns DSUs valued at 348% of the requirement under the Share Ownership guidelines; therefore, the guidelines are met.

14        Emera Inc. — Management Information Circular 2018

MANAGEMENT INFORMATION CIRCULAR

John Ramil

Age: 62

Tampa, Florida

USA

Director Since: 2016

Not Independent

Former President and Chief Executive Officer of TECO Energy, Inc. (1)

Skills and Experience

•	CEO/Senior Executive

•	M&A/Growth Strategy

•	Energy Sector

•	Customer/Stakeholder

•	Financial

•	Legal and Regulatory

Mr. Ramil has been a Director since September 2016 and a member of the Health, Safety and Environment Committee since May 2017. He is the former President and Chief Executive Officer of TECO Energy, Inc. (“TECO”), having retired as President and Chief Executive Officer of TECO on August 31, 2016 after Emera acquired TECO on July 1, 2016.

Mr. Ramil had a distinguished 40-year career with TECO which included becoming TECO’s President in 2004. He joined the TECO Board of Directors in 2008, and became Chief Executive Officer in 2010.

Mr. Ramil has been a significant leader in the Tampa Bay community. He is Chair of the Boards of guideWell Mutual Holding Corporation and Blue Cross Blue Shield of Florida.

He serves on the Board of Directors of the Moffitt Cancer Center Institute.

He is a member of the Florida Council of 100 and is Trustee and past Chair of the University of South Florida. He is a former member of the Board of the Edison Electric Institute, an industry association, and is a former member of the Board of Tampa Bay Partnership. Previously, he served as Chairman of the greater Tampa Chamber of Commerce and the Tampa Hillsborough Economic Development Corp.

Mr. Ramil received his Bachelor of Science, Master of Science and Honorary Doctorate degrees in Engineering from the University of South Florida (USF). In 1999, he was named USF’s Distinguished Alumnus. He is the longest-serving member of the USF Board of Trustees and served as its chairman from 2010 to 2015.

Mr. Ramil brings significant business and utility sector experience to Emera’s Board, as well as a deep understanding and involvement in his community. His range and depth of skills are a great asset for Emera across all of its businesses.

Board/Committee Membership	Attendance	Total		Public Company Board Membership During the Last Five Years
• Board member • Health, Safety and Environment Committee member	7 of 7 3 of 3	100 100	% %	• TECO Energy, Inc. (August 2010 to August 2016)

Total Compensation
Fees earned in 2017 ($)	All other compensation ($)	Total ($)
247,996	N/A	247,996

DSUs Awarded and Held
2017 share-based awards ($)	Total 2017 increase in value of all DSUs held ($)	Market value of total DSU holdings ($)
247,996	266,113	326,981

Securities Held
Year	Common shares	DSUs	Value of shares and DSUs ($)	Status under share ownership guidelines
2017 2016	Nil Nil	6,960 1,341	326,981 60,868	Mr. Ramil owns shares and DSUs valued at 57% of the requirement under the Share Ownership guidelines. He has until November 2021 to meet the guidelines.

(1)	Mr. Ramil’s independence is a matter for the determination of the Board of Directors of Emera as to whether he has a direct or indirect material relationship with Emera. Having retired as the President and CEO of TECO on August 31, 2016, the Board has determined that he should not be considered independent at this time. This determination is subject to review by the Emera Board in future years, and Mr. Ramil’s status in this regard may change based on the Board’s review and further determination at that time.

Emera Inc. — Management Information Circular 2018        15

Andrea Rosen

Age: 63

Toronto, Ontario

Canada

Director Since: 2007

Independent

Skills and Experience

•	CEO/Senior Executive

•	M&A/Growth Strategy

•	Governance/Other Directorships

•	Financial

Ms. Rosen has been a Director since January 2007 and a member of Emera’s Audit Committee since May 2007. She was appointed Audit Committee Chair in April 2008. She was a member of the two ad hoc Committees formed by the Board in August 2015 and November 2016 to oversee certain aspects of the financing related to the TECO transaction and the equity offering completed in December 2016. She was also appointed to the ad hoc Committee formed by the Board in November 2017 to oversee the equity offering completed in December 2017.

Ms. Rosen was Vice Chair of TD Bank Financial Group and President of TD Canada Trust from 2002 to 2005. Prior to this, she was Executive Vice President of TD Commercial Banking and Vice Chair of TD Securities. Previously, Ms. Rosen also served as Vice President of Varity Corporation from 1991 to 1994. Between 1981 and 1990, she held a variety of roles at Wood Gundy Inc. (later CIBC Wood Gundy) eventually becoming Vice President and Director.

Ms. Rosen is a Director of Manulife Financial Corporation and a former Director of Alberta Investment Management Corporation. She is a member of the Board of Directors of the Institute of Corporate Directors.

Ms. Rosen received her Bachelor of Laws degree from Osgoode Hall Law School and a Masters of Business Administration from the Schulich School of Business at York University. She earned a Bachelor of Arts degree from Yale University.

Ms. Rosen has spent over 20 years in the corporate finance field and is an experienced senior executive. Her career in the investment and commercial banking industry has given her extensive financial and investment knowledge. Her expertise is of significant value to the Board.

Board/Committee Membership	Attendance	Total		Public Company Board Membership During the Last Five Years
• Board member • Audit Committee Chair	6 of 7 6 of 6	86 100	% %	• Manulife Financial Corporation (August 2011 to present) • Hiscox Ltd. (October 2006 to October 2015)

Total Compensation
Fees earned in 2017 ($)	All other compensation ($)	Total ($)
236,125	N/A	236,125

DSUs Awarded and Held
2017 share-based awards ($)	Total 2017 increase in value of all DSUs held ($)	Market value of total DSU holdings ($)
236,125	414,365	2,412,705

Securities Held
Year	Common shares	DSUs	Value of shares and DSUs ($)	Status under share ownership guidelines
2017 2016 2015	14,336 14,336 Nil	51,356 44,026 37,811	3,086,210 2,649,051 1,634,570	Ms. Rosen owns DSUs valued at 541% of the requirement under the Share Ownership guidelines; therefore, the guidelines are met.

16        Emera Inc. — Management Information Circular 2018

MANAGEMENT INFORMATION CIRCULAR

Richard Sergel

Age: 68

Boston, Massachusetts

USA

Director Since: 2010

Independent

Skills and Experience

•	CEO/Senior Executive

•	Customer/Stakeholder

•	M&A/Growth Strategy

•	Governance/Other Directorship

•	Financial

•	Energy Sector

•	Compensation and Human Resources

•	Legal and Regulatory

Mr. Sergel has been a Director since September 2010. He has been a member of the Nominating and Corporate Governance Committee since November 2010, and a member of the Management Resources and Compensation Committee since September 2014. He was a member of the Audit Committee from November 2010 to September 2014. He was a member of the ad hoc Pension Governance Committee from November 2013 to May 2014. He was a member of the two ad hoc Committees formed by the Board in August 2015 and November 2016 to oversee certain aspects of the financing related to the TECO transaction and the equity offering completed in December 2016. He was also appointed to the ad hoc Committee formed by the Board in November 2017 to oversee the equity offering completed in December 2017. Mr. Sergel is also a member of the Board of the Company’s subsidiary, Emera US Holdings Inc.

Mr. Sergel is the former President and Chief Executive Officer of the North American Electric Reliability Corporation (“NERC”). He served as President and Chief Executive Officer of National grid USA, and its predecessor New England Electric System, from 1998 to 2004.

Mr. Sergel is presently a Director of State Street Corporation. He also served on the Boards of the Edison Electric Institute, the Consortium for Energy Efficiency, and the united Way of the Merrimac Valley.

Mr. Sergel holds a Bachelor of Science in Mathematics from Florida State University, a Master of Science in Applied Mathematics from North Carolina State University, and a Master of Business Administration from the University of Miami.

Mr. Sergel’s extensive career in the US electricity sector has provided him with valuable industry and business skills and experience. His regulatory background is a distinct asset.

Board/Committee Membership	Attendance	Total	Public Company Board Membership During the Last Five Years
• Board member	7 of 7	100%	• State Street Corporation (September 1999 to present)
• Nominating and Corporate Governance Committee member	5 of 5	100%
• Management Resources and Compensation Committee member	3 of 3	100%

Total Compensation
Fees earned in 2017 ($)	All other compensation ($)	Total ($)
260,624	10,000	270,624

DSUs Awarded and Held
2017 share-based awards ($)	Total 2017 increase in value of all DSUs held ($)	Market value of total DSU holdings ($)
125,000	170,180	634,747

Securities Held
Year	Common shares	DSUs	Value of shares and DSUs ($)	Status under share ownership guidelines
2017 2016 2015	4,000 4,000 4,000	13,511 10,235 7,552	822,667 646,127 499,393	Mr. Sergel owns shares and DSUs valued at 144% of the requirement under the Share Ownership guidelines; therefore, the guidelines are met.

Emera Inc. — Management Information Circular 2018        17

Jackie Sheppard

Age: 62

Calgary, Alberta

Canada

Director Since: 2009

Independent

Skills and Experience

•	CEO/Senior Executive

•	Customer/Stakeholder

•	M&A/Growth Strategy

•	Governance/Other Directorship

•	Financial

•	Energy Sector

•	Compensation and Human Resources

•	Legal and Regulatory

Ms. Sheppard has been an Emera Director since February 2009, and became Chair of the Board in May 2014. She was a member of the Management Resources and Compensation Committee from May 2009 to May 2014, and the Audit Committee from May 2009 to October 2014. She was Chair of the two ad hoc Committees formed by the Board in August 2015 and November 2016 to oversee certain aspects of the financing related to the TECO transaction and the equity offering completed in December 2016. She was also Chair of the ad hoc Committee formed by the Board in November 2017 to oversee the equity offering completed in December 2017. Ms. Sheppard was a Director of the Company’s subsidiary Emera Newfoundland & Labrador Holdings Inc. from 2011 until May 2016.

Ms. Sheppard is the former Executive Vice President, Corporate and Legal of Talisman Energy Inc. She served as Chair of the Research and Development Corporation of the Province of Newfoundland and Labrador, a Provincial Crown Corporation, until June 2014. She was a director of NWest Energy Corp. Until July 2012. She is founder and Lead Director of Black Swan Energy Inc., an Alberta upstream energy company that is private equity financed. She is a Director of Cairn Energy PLC, a publicly traded UK-based international upstream company. She is also a Director of Seven generations Energy Ltd., a publicly traded energy company focused on Canadian natural gas development.

Ms. Sheppard is a Rhodes Scholar, having received an Honours Jurisprudence, Bachelor of Arts and Master of Arts from Oxford University in 1979. She earned a Bachelor of Laws degree (Honours) from McGill University in 1981, and a Bachelor of Arts degree from Memorial University of Newfoundland in 1977.

With her extensive roles as an executive in the energy industry, and as a director of public, private and crown corporations, Ms. Sheppard’s experience in strategic planning, business development, public markets, legal and governance are the foundation for her leadership of the Board.

Board/Committee Membership	Attendance	Total	Public Company Board Membership During the Last Five Years
• Board Chair (1)	7 of 7	100%	• Seven generations Energy Ltd. (May 2016 to present) • Cairn Energy PLC (May 2010 to present)

Total Compensation
Fees earned in 2017 ($)	All other compensation ($)	Total ($)
400,000	N/A	400,000

DSUs Awarded and Held
2017 share-based awards ($)	Total 2017 increase in value of all DSUs held ($)	Market value of total DSU holdings ($)
400,000	585,290	2,562,524

Securities Held
Year	Common shares	DSUs	Value of shares and DSUs ($)	Status under share ownership guidelines
2017 2016 2015	11,947 11,947 Nil	54,545 43,561 35,423	3,123,794 2,519,508 1,531,336	Ms. Sheppard owns shares and DSUs valued at 548% of the requirement under the Share Ownership guidelines; therefore, the guidelines are met.

(1)	Ms. Sheppard attended all Committee meetings in 2017 in her capacity as Board Chair.

18        Emera Inc. — Management Information Circular 2018

MANAGEMENT INFORMATION CIRCULAR

Compensation of Directors in 2017

Purpose of Director Compensation

The compensation of Directors is designed to:

•	attract and retain highly skilled and experienced individuals to serve on Emera’s Board of Directors;

•	ensure alignment with long-term Shareholders’ interest; and

•	recognize the substantial time commitment required to oversee management of the Company.

For more information about the process of determining Director compensation, see Director Compensation in the Statement of Corporate Governance Practices later in the Circular.

Deferred Share units (DSUs)

Directors have the ability to elect to receive some or all of their cash compensation in the form of DSUs. In 2017, the annual retainer for each Director was $190,000, of which $125,000 was payable in DSUs. More information about the Directors’ DSU Plan is provided later in this section of the Circular. The Company does not offer option-based awards, non-equity incentive plan participation, or participation in a Company pension plan to its non-executive Directors.

Board Chair’s All-Inclusive Retainer

The annual Chair’s Retainer is an all-inclusive fee, meaning the Board Chair receives no meeting fees or any other retainer for serving as Emera’s Board Chair. The all-inclusive annual retainer of the Board Chair in 2017 was $400,000. This was comprised of $200,000 in DSUs, and the remainder in cash.

Compensation Rates for Directors

Listed below are the annual compensation rates for non-executive Directors. These rates are not applicable to Mr. Huskilson and Mr. Balfour, who are employees of the Company.

Annual retainers and meeting fees for Directors in 2017	Cash amount ($)	DSUs ($)	Total ($)
Annual Chair’s retainer	200,000	200,000	400,000
Annual Director’s retainer	65,000	125,000	190,000
In-person meeting fee			1,750
Telephone meeting fee			1,250
Travel fee (if one-way travel is 5 hours or more)			1,750
Travel fee (if one-way travel is at least 3 hours but less than 5 hours)			875
Annual Audit Committee Chair’s retainer			20,000
Annual Audit Committee member’s retainer			5,000
Annual Management Resources and Compensation Committee Chair’s retainer			15,000
Annual Management Resources and Compensation Committee member’s retainer			3,000
Annual Nominating and Corporate Governance Committee Chair’s retainer			10,000
Annual Nominating and Corporate Governance Committee member’s retainer			3,000
Annual Health, Safety and Environment Committee Chair’s retainer			10,000
Annual Health, Safety and Environment Committee member’s retainer			3,000

Members of ad hoc committees receive meeting fees for their participation in each committee meeting, but typically receive no annual retainer for being a member of an ad hoc committee because of the nature of the committee’s existence, having generally been established for a specific purpose and a temporary period of time. For further information on the Company’s Committees, see Committees of the Board of Directors in the Statement of Corporate Governance Practices later in this Circular.

Emera Inc. — Management Information Circular 2018        19

Total Director Compensation in 2017

The following table sets out the total compensation earned by the Directors who served on Emera’s Board during 2017. Compensation is made up of applicable retainers and fees, at the rates described on the previous page, for attendance at Board and Committee meetings which a Director attended as a member or guest, for briefing meetings, education sessions, and travel fees.

Mr. Huskilson is not included in the table as his compensation for service as Emera’s President and CEO is disclosed in the Statement of Executive Compensation. He does not receive any additional compensation for his services as a member of the Board of Emera or as a member of the Board of any of Emera’s subsidiaries or investments.

In the table below, the columns under the headings “DSUs Awarded” and “DSUs Held” show detailed information about DSUs received by Directors as compensation.

Total Compensation

					DSUs Awarded		DSUs Held
Director	Fees earned in 2017($)(1)	All other compen-sation ($)		Total ($)	2017 share-based awards($)(2)	Value of all DSUs vested during 2017($)(3)	Increase in in value of DSUs held in 2017($)(4)	Market value of total DSU holdings($)(5)
Sylvia Chrominska	228,875	N/A		228,875	202,906	261,415	34,938	1,294,252
Henry Demone	218,173	N/A		218,173	218,173	248,469	13,765	654,948
Allan Edgeworth	229,661	N/A		229,661	229,661	335,426	68,401	2,357,503
James Eisenhauer	222,375	N/A		222,375	222,375	315,070	59,114	2,061,013
Kent Harvey(6)	32,672	N/A		32,672	17,808	18,432	0	18,432
Lynn Loewen	226,923	N/A		226,923	226,923	272,436	24,551	997,808
John McLennan	219,000	N/A		219,000	219,000	396,374	121,100	3,974,649
Don Pether	239,340	N/A		239,340	239,340	325,990	54,116	1,924,818
Andrea Rosen	236,125	N/A		236,125	236,125	344,381	69,984	2,412,705
Richard Sergel(6)	260,624	10,000	(7)	270,624	125,000	153,905	16,275	634,747
Jackie Sheppard	400,000	N/A		400,000	400,000	516,039	69,251	2,562,524
John Ramil(6)	247,996	N/A		247,996	247,996	263,973	2,140	326,981

(1)	The “Fees earned In 2017” column is the amount of Directors’ fees, and includes the dollar value of that portion of their retainer paid in DSUs. All fees are in Canadian dollars.
(2)	This column shows the portion of Directors’ fees earned in 2017 that was allocated to DSUs. DSUs granted in 2017 are based on the value of the Emera common share closing price on December 31, 2016 ($45.39).
(3)	This column shows the value of all DSUs received in 2017, including received as dividend equivalents during the year, multiplied by the December 31, 2017 Emera common share closing price of $46.98.
(4)	This column shows the increase in value of all DSUs held by each Director at the beginning of the year as a result of the increase in the Emera common share closing price from $45.39 at the beginning of the year to $46.98 on December 31, 2017.
(5)	This column shows the value of all DSUs held by each Director at the end of 2017 based on the December 31, 2017 Emera common share closing price of $46.98.
(6)	As US-domiciled Directors, the annual cash retainer, committee retainers, and the associated meeting and travel fees are paid to Mr. Harvey, Mr. Ramil and Mr. Sergel in US dollars, using a one-to-one conversion rate to the Canadian dollar.
(7)	Mr. Sergel also received compensation for serving as a Director of Emera US Holdings Inc.

The table above includes compensation earned by Emera Directors who served on the Board of Directors of Emera subsidiaries. What follows is more information about Emera’s Directors who served on the Boards of its subsidiaries.

20        Emera Inc. — Management Information Circular 2018

MANAGEMENT INFORMATION CIRCULAR

Compensation of Emera Directors on Subsidiary Boards

The Emera Board of Directors, on the recommendation of the Nominating and Corporate Governance Committee, determines the compensation to be received by Emera Directors who serve on the Boards of Emera’s subsidiaries. Such compensation received by each Emera Director that serves as a Director on the Board of an Emera subsidiary is reported under “All other compensation” and “Total” in the Total Compensation table on the previous page.

Mr. Sergel was a member of the Board of Directors of Emera US Holdings Inc., a US holding company which is a direct subsidiary of Emera and holds certain US-based investments of Emera. He receives an annual retainer of $10,000 USD for serving on the Emera US Holdings Inc. Board, plus $1,000 USD for any Board meetings.

Directors’ Share Ownership guidelines

In order to align the interests of Directors and Shareholders, the Directors are subject to share ownership guidelines that require them to own common shares and/or DSUs with a value of not less than three times the annual Director’s Retainer within a specified time frame. For the status of each Director nominee under the Director Share Ownership guidelines, see their biographies earlier in this Circular. For more information about the Director Share Ownership guidelines, see Director Share Ownership Guidelines in the Statement of Corporate Governance Practices.

Directors’ DSU Plan

under the Directors’ Deferred Share unit Plan (the “Directors’ DSU Plan”), non-employee Directors may elect to receive all or any portion of their compensation in DSUs in lieu of cash compensation, subject to requirements to receive a minimum portion of their annual retainer in DSUs.

Directors’ fees are paid on a quarterly basis and, at the time of each quarterly payment, the applicable amount is converted to DSUs. The number of DSUs to be credited is determined by dividing (a) the quarterly portion of the Director’s annual fee that the Director elected to be paid in DSUs by (b) the fair market value on the last trading day of the preceding calendar year, with fractions computed to three decimal places.

A DSU is a unit that has a value based upon the value of one Emera common share. When a dividend is paid on Emera’s common shares, the Director’s DSU account is credited with additional DSUs computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per common share by the number of DSUs recorded in the Director’s account on the record date for the payment of such dividend, by (b) the market price of a common share as of the dividend payment date.

DSUs cannot be redeemed for cash until the Director leaves the Board. The cash redemption value of a DSU equals the market value of a common share at the time of redemption. DSUs are not shares, cannot be converted to shares, and do not carry voting rights. DSUs received by Directors in lieu of cash compensation and held by them represent an at-risk investment in Emera. The value of DSUs is based on the value of the common shares of Emera, and therefore is not guaranteed. See Director Compensation in the Statement of Corporate Governance Practices in this Circular for more information about the compensation of Directors. Non-employee Directors are not entitled to participate in any other compensation plan of the Company or in Emera’s Employee Common Share Purchase Plan.

Emera Inc. — Management Information Circular 2018        21

Committees of the Board of Directors

The Board of Directors has four standing Committees to assist it in carrying out its duties. They are the:

•	Audit Committee;

•	Management Resources and Compensation Committee (“MRCC”);

•	Nominating and Corporate Governance Committee (“NCGC”); and

•	Health, Safety and Environment Committee (“HSEC”).

From time to time the Board may establish ad hoc committees to assist the Board on specific matters of a temporary nature. In November 2017 such an ad hoc committee was established with authority to review and authorize the terms of a public offering of common equity by the Company. This public offering closed in December 2017.

Certain Proceedings

To the knowledge of the Company, none of the proposed nominees for election as Directors of the Company:

(a)	are, as at the date of this Circular, or have been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company that:

(i)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the proposed nominee was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to an Order that was issued after the proposed nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)	are, as at the date of this Circular, or have been within 10 years before the date of this Circular, a director or executive officer of a company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	have, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed nominee.

22        Emera Inc. — Management Information Circular 2018

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Statement of Corporate Governance Practices

Corporate Governance at a Glance
Emera’s Board of Directors annually reviews its approach to corporate governance. It monitors best practices of leading corporations with a view to enhancing governance to create and preserve long-term Shareholder value. Details of Emera’s corporate governance practices may be found in this Statement of Corporate Governance Practices.

Governance Highlights	For Details See
All Emera Directors are independent from management except the President and Chief Executive Officer and John Ramil. Mr. Ramil joined the Board following the closing of Emera’s acquisition of TECO where he held the position of President and CEO.	Board of Directors page 24

The Board oversees the Company’s strategy, which includes reviewing the strategic planning process and annually approving the strategic plan, taking into account, among other things, the opportunities and risks of the business.	Board of Directors page 24

The Board oversees the Company’s risk management.	Board of Directors page 24

The Chair of the Board of Directors Charter and position descriptions for each of the Committee Chairs describe the roles and responsibilities for these leadership positions.	Position Descriptions page 27

Directors receive an orientation when they become Board members and receive support for continuing education to familiarize them with the business, investments and key Company personnel.	Orientation of Directors and Continuing Education page 27

Creating a culture of integrity begins with the tone at the top. Directors, Officers and employees are required to annually acknowledge that they have reviewed and understand the Emera Code of Conduct.	Ethical Business Conduct page 29

New Directors are recruited on the basis that they will make a strong contribution and have the background, skills and experience needed by the Board in view of the Company’s strategy.	Nomination of Directors and Director Recruitment Process page 30

The Company maintains compensation for Directors designed to recognize the substantial time commitment required to oversee management of the Company and to align Directors’ interests with the long-term interests of Shareholders.	Director Compensation page 32

Four standing Committees assist the Board in carrying out its responsibilities: the Audit Committee; the Management Resources and Compensation Committee; the Nominating and Corporate Governance Committee and the Health, Safety and Environment Committee.	Committees of the Board of Directors page 34

The Board annually assesses its performance in order to find ways to improve its effectiveness and that of the Chair, individual Directors and the Board Committees.	Board and Director Performance Assessments page 32

Please read Emera’s entire Statement of Corporate Governance Practices below for more important details about the Company’s governance practices.

Emera Inc. — Management Information Circular 2018        23

Board of Directors

Director Independence

All Emera Directors are independent from management, except Mr. Huskilson, who is the President and CEO of the Company until March 29, 2018, and Mr. Balfour who will join the Board of Directors and become President and CEO on that date. Mr. Ramil, who was President and CEO of TECO at the time it merged with Emera on July 1, 2016 is not considered independent. Mr. Ramil retired as President and CEO of TECO in August 2016 and he joined the Emera Board in September 2016. The question of his independence is a matter for the determination by the Emera Board having regard to whether he has a direct or indirect material relationship with Emera. The Board has determined that he should not be considered independent at this time, but this determination is subject to review by the Emera Board in future years, and Mr. Ramil’s status in this regard may change based on the Board’s review and further determination at that time.

Use of the term “independent” in relation to a Director in this Circular means a Director is independent as defined under applicable Canadian securities laws and, in particular, is free of any direct or indirect material relationship, which could, in the view of the Board of Directors, be reasonably expected to interfere with the Director’s independent judgment.

Directors receive no other remuneration from Emera other than Directors’ retainers, fees or retainers for service as Chair of the Board or Chair of a Committee. Ms. Sheppard receives an all-inclusive annual retainer as Chair of the Board of Emera. Mr. Sergel receives a retainer for being a member of the Board of Emera’s subsidiary Emera US Holdings Inc. As noted earlier in the Circular, Mr. Huskilson does not receive any additional compensation for his services as a member of the Board of Emera or as a member of the Board of any of Emera’s subsidiaries or investments, beyond his compensation as Emera’s President and CEO. This will also be the case for Mr. Balfour.

The Company’s Articles of Association provide that no more than two Directors may be employees of the Company or of a subsidiary or affiliate of the Company. Mr. Huskilson, as President and CEO of the Company, is the only Director employed by the Company, and when Mr. Balfour succeeds Mr. Huskilson, Mr. Balfour will also be the only Director employed by the Company.

Board of Directors Charter

The Board of Directors believes that clear accountabilities lead to the best governance and, therefore, maintains a Charter for the Board. The Board of Directors Charter is attached to this Circular as Appendix A. Under the Charter, the Board is responsible for overseeing the management of the business of the Company and for providing stewardship and governance to ensure the viability and growth of its business. The Charter describes the duties and responsibilities of the Board in matters of independence and integrity, strategic planning, risk management, leadership and succession, financial reporting, corporate communications, public disclosure, and corporate governance. We encourage you to carefully review the Charter for more detail about the obligations of the Board in these areas.

Strategic Planning

Oversight and guidance on the Company’s strategy is one of the primary roles of the Board. Management, led by the President and CEO, collaborate with the Board of Directors each year to develop, review and update the Company’s strategic plan. The strategic plan determines the annual and longer-term objectives for the Company.

In 2017, the Board dedicated two meetings to strategy development, including a full-day Board off-site meeting in June to: (i) review the Company’s five-year strategic plan; (ii) engage in scenario planning to test the existing strategy over a range of potential future states for the electricity and natural gas sectors, for different economic conditions and for the introduction of significant energy storage; and (iii) review the Company’s plan for customer focused initiatives. At its September meeting, the Board undertook a review of the strategies of its operating subsidiaries.

A significant component of every regularly scheduled Board meeting is dedicated to the discussion of strategic matters. Directors use such Board meeting time to evaluate progress made in executing the Company’s strategy, including reviewing near- and longer-term risks and opportunities relevant to its corporate strategy.

As an example of Board involvement in strategy, the Board’s role in the lead up to the July 1, 2016 acquisition of TECO started in 2015 with the undertaking of a review of Emera’s shareholder value proposition and established specific strategic objectives; including growth and value targets. In making the decision to acquire TECO, the Board considered how Emera’s strengths could be leveraged within its industry. The Board is also focused on capital structure, the Company’s commitment to renewable energy sources and optimizing Emera’s market valuation as components of the corporate strategy.

With respect to current strategic priorities, the Company’s emphasis has not changed, and remains focused on: (i) investing in delivering cleaner, affordable energy through investing in renewables, investing in natural gas as a cleaner fuel for electricity generation and customer use, and investing in electricity transmission to deliver new renewable energy to market; (ii) identifying opportunities to invest in the transition from higher carbon methods of electricity generation to lower carbon alternatives, including the creation of a separate wholly owned subsidiary focused exclusively on innovation; and (iii) maintaining the focus on customer solutions and what the utility of the future needs to look like.

24        Emera Inc. — Management Information Circular 2018

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Risk Management

The Emera Board has a comprehensive and multi-faceted approach to risk oversight as described below.

The Board of Directors is responsible for overseeing risk. It is also responsible for overseeing the implementation by management of appropriate systems to identify, report and manage the principal risks of Emera’s business. It is responsible for overseeing the development of Emera’s risk management framework and allocation of responsibilities for risk management, which it does with support from the Nominating and Corporate Governance Committee. The Board has endorsed a risk statement which articulates the Company’s risk appetite. The risk statement sets out the risk appetite across a number of areas, and is intended to provide general guidance for decisions of the Company. The Board considers Emera’s risk profile and oversees Emera’s risk management by reviewing:

(a)	the annual identification and assessment of the principal risks of Emera;

(b)	the process for ongoing monitoring and reporting of the principal risks of Emera;

(c)	the effectiveness of Emera’s mitigation response to its principal risks; and

(d)	the alignment of risk management with Emera’s risk profile, its strategy, and its organizational objectives, including capital and resources allocation.

On a quarterly basis, the Board receives and reviews a risk dashboard, prepared by the Company’s Enterprise Risk Management Committee. The risk dashboard identifies strategic risks, and includes management action plans for the highest risks. Further, a comprehensive and ongoing risk assessment is part of every project the Company undertakes. The Board is also responsible for reviewing Emera’s annual insurance program, its uninsured exposure, and its business continuity and disaster recovery plans.

The Board also annually evaluates the operation and effectiveness of the Board of Directors, its Committees, and the Chair of the Board. In the course of that evaluation, the question of whether the Board has examined the key risks to the Company’s strategy and business plan is assessed. More information about this process is set forth under Board and Director Performance Assessments in the Circular.

The Board has delegated certain risk oversight to the Committees as set forth in their Charters. Notwithstanding such delegation, the Board retains its oversight function and ultimate responsibility for these delegated functions.

Nominating and Corporate Governance Committee (NCGC)

The NCGC has responsibility for overseeing the development of a risk management framework and assisting the Board in determining the proper and effective allocation of risk oversight responsibilities.

Management Resources and Compensation Committee (MRCC)

The MRCC is responsible for evaluating the compensation programs to determine that they do not reward executive officers for taking inappropriate risks that may harm the interests of the Company and its shareholders. The Committee conducts a compensation risk review annually to ensure that the compensation policies are designed to take account of, and mitigate (a) the incentive opportunities that inadvertently encourage excessive and unnecessary risk-taking, (b) pay structures that inadvertently encourage behaviour that destroys long-term value, (c) pay and performance not appropriately aligned, and (d) payouts which are not aligned with Emera’s business strategy.

Audit Committee

The Audit Committee of the Board of Directors assists the Board in discharging its oversight responsibilities concerning the integrity of Emera’s financial statements, its internal control systems, the internal audit and assurance process, the external audit process and its compliance with legal and regulatory requirements. The Audit Committee has oversight responsibilities for trading and credit risk. It receives the annual update on trading and credit risk activities, and reports to the Board.

Health, Safety and Environment Committee (HSEC)

The HSEC is mandated to review actions taken by the Company to identify and manage risks related to health, safety and environmental matters which may have the potential to adversely impact the Company’s operations, strategy or reputation.

Operating Subsidiaries Boards of Directors

Oversight of risk management also occurs at the level of operating subsidiary boards of directors, each of which include directors that are not part of Emera’s or the operating subsidiary’s management team.

Emera Inc. — Management Information Circular 2018        25

Directors Meet Without Management

There were 24 Emera Board and Committee meetings during 2017. The Board and each Committee has adopted the practice of meeting in an in-camera session, during which the President and CEO and all other members of management are excluded. This practice has been implemented and the Board held such an in-camera session at each Board and Committee meeting.

Recognizing the importance of independent dialogue, the Board has developed a separate protocol concerning John Ramil’s participation on the Board whereby at each meeting, Mr. Ramil leaves the Board meeting, leaving only independent Directors remaining in the meeting to be alone in forum as a matter of good governance. As the former President and Chief Executive Officer of TECO, who joined Emera’s Board following the closing of the TECO acquisition, Mr. Ramil provides excellent industry and jurisdictional expertise, but the Board determined that he is not considered independent at this time. As noted under Director Independence, this determination is subject to review by the Emera Board in future years.

The Board also holds an evening session before the day of a regularly scheduled Board meeting and prior to the Board’s annual strategy meeting. As a governance practice, and at least once a year, the non-executive Directors conduct such an evening session to the exclusion of all management, including the President and CEO. See Board Dinner Sessions for more information.

Independent Chair

Ms. Sheppard, the Chair of the Board, is an independent Director. The Articles of Association of the Company require that the Chair of the Board and the President and CEO be separate individuals.

Chair of the Board of Directors Charter

The Chair provides leadership to the Board, in order that it may fulfill its duties effectively, efficiently and independent of management. The Chair’s role is to see that the Board and Shareholder meetings function effectively. The Chair provides advice and counsel to Directors and the President and CEO. The Chair participates in the recruitment of Directors and the assessment of their performance. For the full text of the Chair of the Board of Directors Charter, visit www.emera.com/governance.

Directors’ Membership on Other Public Company Boards

Public company board membership for each Director during the last five years is set forth in their biographies earlier in the section of this Circular, entitled Director Nominees.

Common Memberships on Boards of Public Companies

Currently no other public company includes on its board two or more of Emera’s Directors.

Board Size

The Articles of Association provide that the number of Directors on the Company’s Board must not be less than eight and not more than fifteen. Twelve Director nominees are being proposed for election at the 2018 Annual meeting.

Mr. McLennan is not a nominee for re-election at the 2018 Annual Meeting. A Director since April 2005, his significant contribution to the Board of Directors of Emera includes having been Chair of the Board from May 2009 to May 2014. He was a member of the Management Resources and Compensation Committee and the Nominating and Corporate Governance Committee from April 2005 to May 2009 when he became Chair of the Board. He rejoined the Nominating and Corporate Governance Committee in September 2014. He was Chair of the ad hoc Board Chair Succession Committee which resulted in the selection of Ms. Sheppard as his successor. He was also a Director of Nova Scotia Power Inc. from April 2005 to November 2013, and was the Chair of that Board from May 2006 to May 2009.

26        Emera Inc. — Management Information Circular 2018

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Majority Voting for Election of Directors

The confidence of Shareholders in the actions of the Board and management are important. In order to provide a mechanism for Shareholders to express that confidence in each Director, the Board has adopted a Majority Voting Policy for Directors. The Policy states:

Should a director nominee, in an uncontested election at a meeting of shareholders of Emera Inc. at which directors are to be elected, receive a majority of “withheld” votes from his or her election as a director (a “Majority Withheld Vote”), the individual shall submit his or her resignation to the Board for consideration immediately following such shareholders’ meeting.

The votes determining a Majority Withheld Vote shall be the total votes cast by ballot by shareholders and proxyholders at, or if a ballot vote was not conducted, shall be the total votes represented by proxies validly deposited prior to the shareholders’ meeting.

The directors who received a majority “for” vote at the shareholders’ meeting shall consider whether or not to accept the resignation.

If there are less than three such directors, the entire Board shall meet to consider the appropriate actions to be taken. The resignation of a director who received a Majority Withheld Vote shall be accepted absent exceptional circumstances and is effective when accepted by the directors. The determination shall be made within 90 days following the date of the shareholders’ meeting and a news release disclosing such determination shall be issued promptly following such determination. If the resignation is rejected, the news release shall include the reasons for rejecting the resignation. A copy of the press release shall be provided to the Toronto Stock Exchange.

Since the adoption of the Majority Voting Policy in 2008, all Director nominees have received a majority “For” vote at the Company’s meetings of Shareholders.

Position Descriptions

Chair of the Board

The Chair of the Board of Directors Charter (which may be found at www.emera.com/governance) describes the fundamental responsibility of the Chair of the Board of Directors of the Company. This Charter confirms that the Chair of the Board is to lead the Board to fulfill its duties effectively, efficiently and independent of management.

Committee Chairs

The Board has adopted position descriptions for each Committee Chair, which detail the duties of the Committee Chairs. Each Committee Chair is required to provide leadership to the Committee members and support the Committee’s effective operation in order to fulfill its mandate. For the full text of the position description for Committee Chairs, visit www.emera.com/governance.

President and Chief Executive Officer

The roles and responsibilities of the President and CEO are contained in his employment contract, which provides that he is chief executive of the Company. The President and CEO’s employment contract is reviewed by the Chair of the Board of Directors and the MRCC, and it is approved by the Board of Directors.

Among the various responsibilities of the Board, CEO selection is of critical importance. The Board oversees the succession planning program for the Chief Executive Officer. In March 2017, the Board announced that Mr. Huskilson had provided notice of his intention to retire as CEO in 2018. Concurrently, the Board also announced it would appoint Mr. Balfour as CEO upon Mr. Huskilson’s retirement. The Board has since appointed Mr. Balfour a Director and the President and Chief Executive Officer of Emera effective March 29, 2018. During the transition period, the Board regularly met independently with Mr. Huskilson and Mr. Balfour during its in-camera sessions to garner their feedback on the transition process. For more information about succession planning see Succession Planning and Leadership Development in the Statement of Executive Compensation.

Orientation of Directors and Continuing Education

For each new Director to be effective in their roles, they must be knowledgeable about the Company and its strategy, strengths and challenges.

In order to best bring their skills and experience to the operation of the Board, new Directors receive an in-depth orientation to the Company’s executive leaders, business, strategy, financial information and governance practices. This allows them to effectively and efficiently step into their new role as Director and discharge the responsibilities of that role. The Board and management have built and continue to expand a long-term program of training and information sharing for Directors to enhance their effectiveness and reinforce a collegial working relationship among members of the Board.

Orientation sessions are attended by the President and CEO and other executive officers or leaders of key subsidiaries. The Chair also attends the orientation with a new Director. A reference manual is provided in advance of the session that includes:

(a)	Recent annual and interim MD&A and financials, Management Information Circular and Annual Information Form;

(b)	Board and Committee Charters;

(c)	Strategic Plan and Business Plan and Budget;

(d)	Guide to the Company’s management structure;

(e)	Insider trading guidelines;

(f)	Emera’s Code of Conduct; and

(g)	Minutes of previous Board meetings.

Emera Inc. — Management Information Circular 2018        27

Continuing Education for Directors

The oversight function of Directors is enhanced when they are well informed about the Company’s business and its industry. Management regularly seeks opportunities to update, educate and inform the Directors in areas they request or that management determines are relevant to issues facing the Company.

The Board and Committees receive regular presentations from senior management updating Directors about market and industry conditions and trends that may impact the Company’s business and influence its strategy. The Board is also provided with opportunities to make site visits to operational facilities to assist Directors to get to know leaders, understand management structure, and more fully understand the business. From time to time, the Board receives specialized presentations on various matters of significance to the Company.

Directors participated in education sessions and received education materials about specific topics in 2017 as follows below:

Education Presentations	Date	Participants
Asset site visit and operations presentations: New Mexico Gas Company	April 5–7 and Oct. 18–20, 2017	April event attendance: Lynn Loewen, Rick Sergel, Jim Eisenhauer, Chris Huskilson October event attendance: Don Pether, Andrea Rosen, Sylvia Chrominska, John McLennan, Jackie Sheppard

Presentation provided by the Director, Economic Development Department (City of Albuquerque, NM) Local Economic Development Planning and Opportunities	April 5–7 and Oct. 18–20, 2017	April event attendance: Lynn Loewen, Rick Sergel, Jim Eisenhauer, Chris Huskilson October event attendance: Don Pether, Andrea Rosen, Sylvia Chrominska, John McLennan, Jackie Sheppard

Annual Environmental Oversight Education	May 11, 2017	Attended by all Board members

Presentation: Emera Maine: Understanding the Business	May 11, 2017	Attended by all Board members (Board Dinner)

Innovation presentation provided by external speaker	June 26, 2017	Attended by all Board members

Presentation on High Voltage Direct Current (HVDC) Grids	June 27, 2017	Attended by all Board members

Compensation Trends 2017 Presentation by external compensation consultant on compensation, governance and regulatory updates	September 28, 2017	All Management, Resources and Compensation Committee members and Board Chair

Presentation on best practices in corporate governance, including TSX rule changes, proxy access and trends on gender diversity on boards and in executive officer positions	September 28 and November 9, 2017	Nominating and Corporate Governance Committee members and Board Chair

Presentation: Nova Scotia Power	September 28, 2017	Attended by all Board members (Board dinner)

The Board of Directors encourages, and the Company pays for, Directors to pursue education sessions provided by third parties that are directly related to the business of the Company and the performance of their duties as a Director of the Company.

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Board Dinner Sessions

Board dinner sessions are scheduled the evening prior to regularly scheduled Board meetings. Board dinners are treated as an opportunity to accomplish a number of important governance objectives, including:

•	Meeting as Directors in an atmosphere that is not a Board meeting. The Board’s practice is to have one dinner each year at which only the non-executive Directors attend;

•	Meeting in a less formal atmosphere with the CEO and other senior officers;

•	Holding educational sessions on important topics for the Company’s business and strategic direction;

•	Meeting high-potential employees in order to advance the succession planning for the Company; and

•	Strengthening Directors’ collegial working relationship.

Ethical Business Conduct

The Board is committed to sustaining a culture of integrity and ethical business practices throughout the Company.

Code of Conduct

Emera adopted a new Code of Conduct in 2016 when Emera and TECO closed their merger transaction, replacing Emera’s Standards for Business Conduct and TECO’s Code of Ethics & Business Conduct. When they join, and annually thereafter, Directors, officers and employees of Emera and its subsidiaries are required to sign a form acknowledging they have reviewed, understand, are currently in compliance, and agree to comply with our Code.

The Code of Conduct is available on Emera’s website at www.emera.com/governance, or a copy may be obtained by contacting the Chief Human Resources Officer, Emera Inc., P.O. Box 910, Halifax, Nova Scotia B3J 2W5.

The Board regularly reviews the Code of Conduct, and makes revisions in order to update the content in keeping with best practices. As such, the Code of Conduct was reviewed in 2017. As a result of this review, certain revisions were made, including clarifying language, adding language to improve consistency, adding new or modified questions and answers to address scenarios encountered in 2017, and adding greater emphasis around employee safety rights and responsibilities. The revisions were effective January 2018.

Employees are encouraged under the Code to, in good faith, seek advice, raise concerns, or report suspected misconduct related to Emera’s business. Emera does not tolerate retaliation, threats of retaliation, termination from an Emera Company, or other types of discrimination that are directly or indirectly related to the good faith disclosure of suspected unethical activities or violations of laws, regulations or policies.

Reports under the Code of Conduct are addressed by the Company, and on a quarterly basis the Internal Audit department informs the Audit Committee of all reports and their status.

The Board monitors compliance with the Code of Conduct. There have been no instances of any waiver of compliance with the Code of Conduct for any Director or Officer.

Ethics Hotline

The Company has established a confidential business conduct helpline, called “The Ethics Hotline”, hosted by an external service provider. The Ethics Hotline is available to employees to report allegations of conduct not in compliance with the Code of Conduct.

Corporate Disclosure Policy

The Board has approved a Disclosure Policy to ensure that communications to investors and potential investors are timely, factual and accurate, and that the information is disseminated in accordance with all applicable legal and regulatory requirements to the investing public, analysts and the media. For the full text of the Corporate Disclosure Policy, visit www.emera.com/governance.

Conflicts of Interest

Directors are required to declare any conflict of interest which they may have in a matter before the Board. In any matter requiring approval of the Board, a Director is prohibited by the Company’s Articles of Association from voting in respect of the matter in which the Director is interested.

Director’s Occupation

The Directors have also instituted a policy, which requires them to submit their resignation as a Director if there is a significant change in their principal occupation. The resignation is then reviewed by the Board to determine if the circumstances warrant acceptance of the resignation, whether due to a conflict of interest arising by virtue of a new principal occupation or otherwise.

Emera Inc. — Management Information Circular 2018        29

Nomination of Directors and Director Recruitment Process

The NCGC is responsible for providing the Company with a list of nominees for election as Directors at the Company’s annual meeting of Shareholders. In developing a list of nominees for election as Directors at Emera’s annual meeting of Shareholders, the NCGC evaluates the size of the Board and the mix of skills and experience of its Directors, and the level of representation of women on the Board. Director nominees must, in the opinion of the members of the NCGC, be able to contribute to the broad range of issues which come before the Board for consideration. They must be able to devote the time necessary to prepare for and attend meetings of the Board and Committees of the Board to which they may be appointed. The NCGC regularly evaluates the expected turnover of Directors in advance of their retirement from the Board and develops an effective succession plan.

Working with the Board Chair, the NCGC considers recruitment in the context of the current age and tenure of current members and in light of the Board’s overall policy of ensuring refreshment, diversity of thought, and smooth Board succession. In recruiting new Directors, the NCGC considers the background, skills and experience desired for Directors in view of the Company’s strategy and activities. It develops a plan for the recruitment of additional Director nominees who can provide those characteristics.

The NCGC will consider the likely potential tenure of a Director candidate before making a selection. This is factored into the selection decision having regard to the current make-up of the Board, what skills and experience the candidate offers as a Director, and keeping in mind the age of Directors. The average tenure of all of Emera’s 12 Director nominees is approximately six years. Two nominee Directors have served on the Board for more than a decade and two nominee Directors have served for less than a year. This represents an appropriate mix of longer-serving Directors with a history on the Emera Board, and Directors that are newer to Emera, who bring fresh perspective and approach to the Company’s Board table.

Mechanism for Board Renewal

Emera has no term limits for its Directors. The Board of Directors oversees processes for renewal of the Board, which balance a number of factors, and have as their ultimate objective the fulfillment of the fundamental responsibility of the Board to provide stewardship and good governance for the Company. Those processes primarily include: a robust Director recruitment process, governance practices and the conduct of an annual performance assessment of the Board, all of which provide for renewal in a deliberate manner.

Emera’s governance practices prescribe that planned departures of Board members in any one year will not exceed two Directors. This practice contributes to Board renewal in a deliberate manner.

The conduct of a rigorous annual performance assessment process that takes place under the leadership of the Board Chair with support from the NCGC, see Board and Director Performance Assessments. The annual performance assessment is a mechanism the Board possesses to provide for Board renewal and will continue to serve the Company’s best interests, providing for appropriate renewal of the membership on the Board.

In November 2016 the Board of Directors adopted a governance practice intended to provide for Board renewal in light of the removal in 2016 of the age limit from Emera’s Articles of Association. Under this governance practice, when recommending the nomination of Directors for election, the NCGC members must consider certain principles in relation to appropriate and balanced renewal of the Board. Those principles read as follows:

Board Renewal Principles

The NCGC will adhere to a philosophy of promoting deliberate and balanced Board renewal. In keeping with such philosophy, it shall consider the following principles in respect of the list of Director nominees:

(a)	Age: as Directors approach 70 years of age, the NCGC will assess the needs of the Board, based on the Board’s complement and other relevant factors. Where a determination is made that such Director will be retiring, the NCGC will begin the replacement process.

(b)	Tenure: the length of time that a nominee has served on the Company’s Board of Directors shall be considered with a view to the Board having Directors with an appropriate mixture of tenures.
(c)	Average age: the average age of all of the Company’s Director nominees shall be determined and considered.

(d)	Average tenure: the average tenure of all of the Company’s Director nominees shall be determined and considered.

(e)	Other relevant factors: the NCGC shall consider any other factor Committee members determine to be relevant in the promotion of orderly succession and balanced renewal of membership on the Board, having as its ultimate objective the constitution of a Board of Directors which will fulfill the fundamental responsibility of providing stewardship and good governance for the Company.

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Application of Board Renewal Principles

The NCGC applied the principles to the Director nominees for Emera’s 2018 Annual Meeting. Mr. Pether will be 70 at the time of the Company’s 2018 Annual Meeting. He has been a Director for nine years and is Chair of the NCGC. The Committee considered the average age of all of the Company’s Director nominees for election at the 2018 Annual Meeting which will be 63.1 years (in 2017 it was 63.8 years), and the average tenure of all of the Company’s Director nominees as of the 2018 Annual Meeting, which will be 6.3 years (in 2017 it was 7.4 years). Also considered was Mr. Pether’s role as Chair of the NCGC, where he plays a central role in stewarding the longer term Board succession process, and the need for continuity through this longer term succession plan. In applying the Board Renewal Principles as described, the NCGC has recommended to the Board of Directors that Mr. Pether continue to serve as a Director because of his extensive experience with the Company, and because of the support and continuity he provides to the NCGC as Committee Chair through this Board succession process. The Emera Board of Directors accepted the recommendation of the NCGC. As a result, Mr. Pether has been included in the list of Director nominees for election at the Meeting.

Board Diversity

To ensure that there are a significant number of women on the Company’s Board of Directors, the Company recruits Board members under a formal written corporate governance practice, adopted by the NCGC in 1994, which requires that no fewer than 25 per cent of the members of the Board of Directors are women. Emera has achieved and, in fact, exceeded this requirement. Emera’s Board of Directors has four women, or 30 per cent of the total members of the Board. The list of Director nominees for the 2018 Annual Meeting includes four women out of twelve Director nominees, or 33 per cent.

The NCGC reviews the criteria for selecting Director nominees in light of this governance practice. This governance practice reflects the Board’s view that gender diversity is an important part of fostering diversity of perspective and experience around the Board table, leading to improved overall performance of the Board and its Committees. Diversity extends beyond gender. Through the Board assessment process and discussion on the findings, it is clear Board members believe that in light of the many changes facing the industry, whether through technology, policy or otherwise, diversity of thought at the Board level is an important strategic objective of the Board and the Board succession process.

Representation of Women in Executive Officer Appointments

While Emera does not have targets regarding women in executive officer appointments, management is of the view that gender diversity among the senior executive team within the Emera group of companies serves the best interests of the Company in the following ways:

•	It is important that Emera’s executive ranks reflect our diverse customer base.

•	Gender diversity will help the Company better understand the needs of its customer base.

•	The available workforce is increasingly made up of women. As baby boomers retire and as a competitive labour market is anticipated, Emera needs to access talent from the broadest recruitment pool.

•	Leadership in diversity will make the Company an employer of choice and help us to recruit, retain, and engage high-performing employees.

•	It is demonstrable that business performance improves with greater gender diversity; it is good for business.

Among the executive officers(1) of Emera Inc. and its major subsidiary,(2) Tampa Electric Company, thirteen are female, representing 30 per cent. Emera monitors the progression of women into leadership positions within Emera and its subsidiary companies. The slight decrease in the number of female executive officers relative to the prior year reflects the impact of the acquisition of TECO, which had a lower proportion of women executive officers, off-set by the continuing promotion of women employees within Emera to such positions during the year.

With a view to fostering diversity within Emera, the Company’s management does not believe that targets are the right approach. Rather it is reviewing the adoption of a diversity strategy in order to address emerging trends in the business climate, including access to diverse talent, to increase employee engagement, to foster innovation and fresh perspectives and to serve the needs of diverse customers, with the intended result of broadening the diversity of Emera’s entire employee population.

One of Emera’s subsidiaries, Emera Newfoundland & Labrador (“ENL”), is demonstrating leadership within the Company in the area of diversity. ENL has entered into a Benefits Agreement with the Provinces of Newfoundland and Labrador and Nova Scotia in respect of the construction of the Maritime Link Transmission Project (the “Maritime Link Project”). The Benefits Agreement requires ENL to develop and implement a Diversity Plan. Under the Maritime Link Project’s Diversity Plan, gender equity, diversity and inclusiveness must be considered in each contract, procurement and employment decision.

(1)	The term executive officer is defined as the Company’s Board Chair, president, a vice-president in charge of a principal business unit, division or function, or any person who performed a policy-making function in respect of the issuer.
(2)	Major subsidiary means a subsidiary of the Company, the assets or revenue of which are 30 per cent or more of the consolidated assets or revenue of the Company as included in the financial statements of the Company for a relevant period. Only Tampa Electric Company meets this definition.

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Compensation

Executive Compensation

On the recommendation of the MRCC, the Board of Directors determines the compensation for the Company’s senior executives and other officers of the Company. See Compensation Discussion and Analysis with respect to compensation of the Company’s Named Executive Officers.

Director Compensation

The Board of Directors determines the compensation for the Company’s Directors on the recommendation of the NCGC. The compensation of Directors is designed to recognize the substantial time commitments required to oversee management of the Company. It is intended to attract and retain highly skilled and experienced individuals to serve on Emera’s Board, and to ensure alignment with Shareholders’ long-term interests. Appropriate compensation for Directors, independently determined, is also intended to support their independence of management.

The annual retainer for Directors in 2017 was $190,000 per annum, payable as follows:

•	$65,000 cash; and

•	$125,000 in DSUs.

To address the impact of changes in the Canadian and US foreign exchange rate, the annual cash retainer, meeting fees, travel fees and committee retainers for US-domiciled Board members are paid in US dollars using a one-to-one conversion rate to the Canadian dollar.

For more details on total compensation received by Emera Directors in 2017, see Compensation of Directors in 2017.

Annual Review

The NCGC annually reviews the compensation of Directors to ensure it is appropriate. The NCGC reviews the compensation practices of publicly traded companies similar to Emera’s size and complexity and determines whether the Directors are appropriately compensated for the responsibilities and risks involved in being a member of the Company’s Board. The review is based upon publicly available information concerning Directors’ compensation and upon expert third-party advice.

The NCGC has adopted the 50th percentile as a target for Director compensation, and has determined it would be appropriate for Emera to continue to position total compensation of Directors at approximately the median of its peer group. The peer group used for Director compensation purposes is the same as the benchmarking comparator group used for senior executive compensation purposes and disclosed in the Statement of Executive Compensation later in the Circular.

Based on this approach and on such annual review, in 2017 the NCGC recommended no change to the retainer and equity compensation for Emera Directors or the annual retainer for the Chair of the Board.

Director Share Ownership guidelines

Under guidelines established by the Board of Directors, within a prescribed time frame, each Director must own Emera common shares and DSUs with a market value of three times the annual Board retainer. Based on the annual retainer for Emera Directors noted above, under these guidelines, each Director must own Emera shares or DSUs, or a combination of the two, worth $570,000, within five years following their appointment date or within five years of any change to the Director’s compensation, whichever is the later date.

Details of each Director’s share and DSU ownership, and status under the Share Ownership guidelines, is shown in each Director nominee biography earlier in this Circular. All of Emera’s Director nominees are in compliance with these guidelines.

Directors Are Increasing Their Share/DSU Ownership Over Time

By virtue of the compensation payable in DSUs, over 65 per cent of the annual retainer for Emera Directors will be paid in DSUs, which mirror the value of Emera common shares. The Directors increase their DSU ownership by at least $125,000 per annum, and in many cases, Directors have elected to receive DSUs in lieu of all cash compensation they would otherwise be entitled to as Emera Directors. Members of Emera’s Board of Directors support Directors’ ownership of shares and DSUs, believing that it contributes to the alignment of the interests of Directors with those of Emera Shareholders.

Board and Director Performance Assessments

The Board annually assesses its effectiveness in order to find ways to improve its performance.

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Assessment Process

Each year, the NCGC, in consultation with the Board Chair, and with the intention of continuously improving, determines the process by which assessments of the Board, Directors, Committees and individual Committee members will be conducted. The process has included the use of questionnaires and one-on-one interviews with each Director by the Board Chair. A written report from the Board Chair on the assessment is provided to the NCGC and the Board of Directors. An in-camera Board session is held to consider the report. Issues arising from the assessment are identified, an action plan is developed and progress is monitored throughout the year with oversight on that process by the NCGC.

2016 Assessment Findings and Action Plans to Address Findings

The 2016 Board and Director Performance Assessment resulted in several priority actions for 2017. With the assistance of the NCGC, the Board Chair reviewed progress made to address those priorities. This progress was reported to the Board, with significant areas including:

(a)	Strategy: Strategy continues to be incorporated into the agendas of all Board meetings in order that all activities are considered with a view to evaluating the Company’s strategy as the enterprise grows in size and complexity. The Board is focused on building growth capabilities and expertise, including through encouraging innovation, while equally focused on the balance sheet.

(b)	Organizational Structure and Capacity: The integration of TECO remained a focus for the Board and its Committees. Clarity of roles and accountabilities throughout the organization is an important part of this ongoing work.

(c)	CEO Succession: The Board is engaged with and supportive of Mr. Balfour as Emera’s incoming CEO, and views the process of transition with Mr. Huskilson as a success.

(d)	Board and Committee Effectiveness: The establishment in 2017 of the Health, Safety and Environment Committee was based on the desire of Board members to have a standing committee dedicated to oversight and coordination of Emera’s health, safety and environmental programs across all subsidiaries and geographies. The importance of the role of the HSE Committee has been underscored as it oversees the response to the accident that occurred at TECO’s Big Bend facility in June 2017. This tragic incident impacted all at Emera and the Board and management are more focused than ever before on having world class safety programs, where no one gets hurt.

(e)	Corporate Governance: With Emera’s growth in size, sound governance processes remain critical to strong decision-making and performance. In 2017, the Board focused on clarity, efficiency and effectiveness in subsidiary governance and management decision-making.

(f)	Board and Committee Composition: The Board remains focused on its plan for Director succession, with particular emphasis on the important leadership role of Committee Chairs and the work they do.

2017 Board Director/Board Chair Performance Assessment

The Chair of the Board interviewed each non-executive Director as part of the 2017 Board and Director Performance Assessment. A series of questions was sent to each Director for advance consideration. The questions pertained to a number of themes, including:

•	Emera’s strategy and business;

•	Organizational structure and capacity;

•	Board and Committee effectiveness;

•	Corporate governance;

•	Board composition and succession;

•	An assessment of their own performance as Directors;

•	An assessment of their peer Directors on the Board; and

•	CEO 2017 evaluation and 2018 goals and objectives of the CEO.

The assessment of the Chair of the Board was conducted in a meeting of all Directors that excluded the Board Chair, and was led by the Chair of the NCGC. Directors were asked to provide feedback directly to, and were given an opportunity to discuss the assessment of, the Chair of the Board in a one-on-one format with the Chair of the NCGC in advance of the meeting.

2017 Assessment Findings

Several major themes, including corporate strategy and strategies and plans at the Company’s operating subsidiaries, organizational structure and capacity, Board and Committee effectiveness, corporate governance, Board composition and succession emerged from the 2017 Board and Director Performance Assessment.

Over the past several years the Board has reaffirmed the Company’s pursuit of reliable, affordable and cleaner, lower carbon intensity, energy. Board members generally believe that Emera’s industry is exposed to disruptive forces and are fully supportive of management in their efforts to investigate and develop new opportunities and technologies aimed at optimally positioning the Company in this uncertain future. Emera’s strategy review process entails two major work streams, one which focuses broadly on the overall corporate strategy at the Emera level, and separately at the operating subsidiary level. Regarding the operating subsidiaries and their strategies and plans, all Board members appreciate the internal strategic review process that focuses exclusively on the strategic objective of each operating subsidiary, and they want continuing visibility and full reporting on significant projects as significant capital will be employed within the subsidiaries and technological innovations will be tested at that level.

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Emera’s business has become larger and more complex with many fluctuating variables, both internal and exogenous. Progress was made in 2017 in the area of organizational structure and capacity, with the Company being well advanced in evolving its internal structures, to operate and further scale the organization.

In regard to Board and Committee effectiveness, Board members believe that on the whole the Board operates at a high level. Having said that, the Board will continue to evaluate its own processes and industry best practices and will continue to endeavor to lift its own standards and to challenge management to those standards. In terms of corporate governance, all members believe that strong governance remains fundamental to business success and decision-making.

As it relates to Board composition and succession, the Board is determined to take into account that Emera has become a much larger and more complex Company. Naturally, the desired skills and experience of Board members will have changed. The Board, through the NCGC and the Board Chair, will regularly assess Emera’s needs, maintain a robust skills matrix, and regularly review our Board composition against these priorities.

With support from the NCGC, the Chair of the Board will develop the action plan based on the 2017 Board and Director Performance Assessment findings, and progress on the action plan will continue to be reported to the Board. Recognizing that in-person Board meetings are limited as well as important opportunities for dialogue and engagement, the Board Chair will be working with management to enhance dialogue and reporting at Board meetings in order to focus upon those matters that are critical to, and foster the delivery of, the Company’s business plan and its long-term strategy, with a view to creating shareholder value over the longer term.

Committees of the Board of Directors

The Board is committed to effectively and efficiently carrying out its oversight responsibilities. As such, it strongly supports the work of its four standing Committees, to which certain functions are delegated as set forth in the written charters. The Board Committees are:

(a)	the Audit Committee;

(b)	the Health, Safety and Environment Committee (“HSEC”);

(c)	the Management Resources and Compensation Committee (“MRCC”); and

(d)	the Nominating and Corporate Governance Committee (“NCGC”).

From time to time the Board may establish ad hoc committees.

In consultation with the Chair of the Board, the Board and its Committees may retain outside advisors as they deem necessary.

Audit Committee

The Audit Committee is comprised of:

Chair: Ms. Rosen

Members: Mr. Eisenhauer, Mr. Harvey and Ms. Loewen

The Audit Committee assists the Board in discharging its oversight responsibilities concerning the integrity of Emera’s financial statements, its internal control systems, the internal audit and assurance process, the external audit process and its compliance with legal and regulatory requirements.

The Committee consists of independent Directors only, who each have a high degree of financial acumen. The Committee is responsible for reviewing and recommending to the Board the annual and interim financial statements and all related management discussion and analysis.

The Committee evaluates and recommends to the Board the appointment of the external auditors and the compensation of such external auditors. Once appointed, the external auditors report directly to the Committee, and the Committee oversees the work of the external auditors concerning the preparation or issuance of the Auditors’ Report or the performance of other audit, review or attest services for Emera.

The Committee reviews management controls and processes concerning the administration of investment activities, financial reporting, and financial performance and funding of the pension plans. The Company’s internal auditor also reports directly to the Audit Committee, and the Committee oversees the appointment, replacement or termination of the internal auditor.

For the full text of the Audit Committee Charter, visit www.emera.com/governance.

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Health, Safety and Environment Committee (HSEC)

The HSEC is comprised of:

Chair: Mr. Edgeworth

Members: Ms. Loewen, Mr. Pether and Mr. Ramil

The HSEC consists of Directors selected by the Board. A majority of Committee members shall be independent Directors. The purpose of the HSEC is to assist the Board in carrying out its responsibilities relating to oversight and coordination of Emera’s health, safety and environmental programs, and making recommendations to the Board as appropriate.

The Committee’s role is to review the performance of the Company on health, safety and environmental matters, including the Company’s compliance with legislation, conformance with industry standards and best practices. It will also review emergency response plans and programs.

The HSEC oversees the Company’s health, safety and environmental systems and policies. It reviews actions taken by the Company to identify and manage risks. This oversight extends to Emera’s subsidiaries.

Any incidents respecting the Company’s assets or operations will be reviewed by the HSEC, including those involving personnel, and public safety or environmental damage. The Committee oversees management’s response to any significant regulatory findings, orders, reports and/or recommendations related to health, safety and the environment.

For the full text of the HSEC Charter, visit www.emera.com/governance.

Management Resources and Compensation Committee (MRCC)

The MRCC is comprised of:

Chair: Ms. Chrominska

Members: Mr. Edgeworth, Mr. Demone and Mr. Sergel

The MRCC consists of independent Directors only. The Committee reviews overall compensation, including salary and benefits policies and recommends such policies to the Board of Directors for approval.

The MRCC supports the Chair of the Board in conducting a review of corporate goals and objectives relevant to the President and CEO’s compensation and supports the Chair of the Board in recommending such goals and objectives for the current year to the Board of Directors. The Committee ensures that an assessment of the President and CEO’s performance in relation to these goals and objectives is completed. It makes recommendations to the Board of Directors relating to the President and CEO’s total compensation, including participation in incentive-compensation and equity-based plans. It also makes recommendations about senior management total compensation and incentive compensation plans and equity-based plans. It approves grants of stock options, performance share units (PSUs) and deferred share units (DSUs) in accordance with the provisions of the respective plans. It reviews executive compensation disclosure prior to the Company releasing such information to the public.

The Committee recommends executive officer appointments to the Board of Directors for approval. It supports and contributes to the Board’s succession planning process in respect of the President and CEO of the Company. It annually reviews the succession planning process for senior management and other potential senior management candidates, including for Emera’s subsidiaries, and oversees and contributes to that process. It reviews share ownership guidelines for executive officers. It satisfies itself that there are appropriate labour relations strategies in place and it regularly reviews management’s direction and decisions made in support of labour and employee relations. It also reviews the design of pension plans for the Company’s employees.

The MRCC is responsible for evaluating the compensation programs to determine that they do not reward executive officers for taking inappropriate risks that may harm the interests of the Company and its Shareholders. Under its Charter, the Committee must conduct a compensation risk review annually to ensure that the compensation policies are designed to take account of, and mitigate:

(a)	incentive opportunities that inadvertently encourage excessive and unnecessary risk-taking;

(b)	pay structures that inadvertently encourage behaviour that negatively impacts long-term value;

(c)	misalignment of pay and performance; and

(d)	payouts which are not aligned with Emera’s business strategy.

For the full text of the MRCC Charter, visit www.emera.com/governance.

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Nominating and Corporate Governance Committee (NCGC)

The NCGC is comprised of:

Chair: Mr. Pether

Members: Mr. Demone, Mr. McLennan(1) and Mr. Sergel

The NCGC assists the Board with a variety of matters relating to corporate governance. These duties include responsibility for providing the Company with a list of nominees for election as Directors to be included in the Company’s Management Information Circular prior to each annual meeting of Shareholders of the Company. For more information about the nomination of Directors, see Nomination of Directors and Director Recruitment Process, earlier in this Circular. The Committee consists of independent Directors only, selected by the Board.

The NCGC is responsible for developing and communicating the Company’s approach to corporate governance issues, and reviews and approves Emera’s disclosure of corporate governance practices, including this Statement of Corporate Governance Practices. The Committee keeps abreast of best governance practice benchmarks and regularly evaluates the governance practices of Emera. It reviews any disclosure of the Company’s corporate governance practice in accordance with applicable rules and regulations.

The NCGC oversees the orientation of new Directors. This orientation program for new Directors is reviewed each time that a new Director joins the Board and is updated as required.

The Committee is responsible for assisting the Board of Directors in determining the proper and effective allocation of risk oversight responsibilities. Other duties and responsibilities of the Committee include:

(a)	assisting the Board and its Committees in determining Committee composition, as well as reviewing and updating the mandate of each Committee, for submission to the Board;

(b)	making recommendations to the Board on all components of non-employee Director compensation, including the Board Chair and Committee Chairs;

(c)	ensuring procedures are in place to assist the Board in obtaining information necessary to carry out its duties and ensuring the Board has access to executive management;

(d)	reviewing and updating the Company’s Code of Conduct;

(e)	determining the process by which performance assessments are to be conducted, which evaluate the performance of the Board, the Board Chair, individual Directors, Board committee Chairs and Board committee members;

(f)	Reviewing all activity with respect to the indemnification of directors and officers; and

(g)	Overseeing pension governance for the Emera group of companies.

For the full text of the NCGC Charter, visit www.emera.com/governance.

Communication with Directors

The Directors are always interested in receiving Shareholders’ views about the Company, its governance and its operation. The Board oversees systems for receiving feedback from Shareholders and it monitors feedback received by the Company.

Shareholders may communicate with the Chair of the Board or other independent Directors by mailing (by regular mail or other means of delivery) to the corporate head office at:

Attention: Chair of the Board, P.O. Box 910, Halifax, Nova Scotia B3J 2W5 in a sealed envelope marked “Private and Confidential – Attention, Chair of the Board of Directors of Emera Incorporated”.

Additional Information

Additional information relating to the Company may be found at System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. The Company’s financial information is contained in its comparative financial statements and management’s discussion and analysis for the financial year ended December 31, 2017.

For copies of the Company’s financial statements and management’s discussion and analysis, you may also contact the Office of the Corporate Secretary at:

Corporate Secretary

P.O. Box 910, Halifax, Nova Scotia B3J 2W5

Telephone: 902.428.6096; Facsimile: 902.428.6171; email: stephen.aftanas@emera.com.

(1)	As previously noted, Mr. McLennan is not a nominee for re-election at the 2018 Annual Meeting, and will be retiring from both the Board and the NCGC in May 2018.

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A Letter from the Management Resources and Compensation Committee to Our Shareholders

Dear Fellow Shareholder:

Emera is committed to creating sustainable value for its shareholders. Value generation is significantly influenced by the quality of our executive team and their ability to lead and motivate all employees to act in the best interests of shareholders and customers. A fundamental principle of the Company’s compensation philosophy is that our compensation programs should align pay with performance. This is why we directly link a significant portion of the compensation we pay our executives to the achievement of objectives that measure whether shareholders are experiencing strong value for their investment. We believe that aligning the interests of our executives with the interests of our shareholders is of utmost importance, which is why we require executives to hold significant equity in the Company. Our share ownership guidelines formalize our belief that executives must also be shareholders and maintain a material personal financial stake in the Company.

The Management Resources and Compensation Committee (the Committee) is the steward of the Company’s compensation programs. The Committee oversees all aspects of executive compensation as part of our ongoing efforts to meet the expectations of our shareholders, customers, and regulators. The Committee carefully assesses and makes recommendations to the Board on how performance measures and targets are set. These measures and targets reflect the Company’s core values, as well as short- and long-term strategic priorities. The targets must be achieved within the principles of prudent risk management, good corporate governance, and compliance with relevant standards and regulations. It is in light of these principles that the Committee diligently oversees the establishment of the Company’s performance goals and assesses our executive compensation programs, including payouts for the executive team, while continuously seeking to improve our practices and standards.

We are pleased to provide you with an overview of our approach to executive compensation, the Board’s assessment of Emera’s 2017 performance, and our decisions relating to executive compensation.

Shareholder Engagement

In keeping with our ongoing commitment to strong corporate governance practices, we held our annual “Say on Pay” advisory vote at our 2017 Annual general Meeting that allowed shareholders to indicate whether they were in agreement with Emera’s compensation practices and policies. Shareholders voted 97.9 per cent in favour of our approach to executive compensation. We will once again be presenting a “Say on Pay” non-binding advisory resolution at this year’s Annual general Meeting. As part of our continued commitment to shareholder engagement, it is important for us to receive direct feedback from our shareholders and have constructive dialogue about our compensation decisions and other governance matters.

CEO Succession

At Emera, succession planning is a dynamic, ongoing process of systematically identifying, assessing and developing leadership competencies and business skills. The Committee assists the Board in the succession planning process in respect of the President and CEO and is responsible for overseeing succession planning for other senior management. The Board and the Committee undertake this process on an annual basis.

Over the past several years, the Committee, the Board of Directors and the President and CEO, Chris Huskilson, have worked closely to develop a strong and experienced leadership team.

Because of the comprehensive succession planning process, with Mr. Huskilson’s announcement that he would be stepping down in 2018 after more than 13 years as President and CEO, the Board was confident in appointing Scott Balfour as his successor. Since joining Emera, Mr. Balfour has taken on increasing levels of responsibility and has played a key role in the Company’s growth. The Board is confident in Mr. Balfour taking over as President and CEO, based on his strong leadership, his financial acumen and his performance as Chief Financial Officer and Chief Operating Officer.

We believe that we were able to select a successor internally because of the depth of the leadership team and the succession work that has been undertaken. Moreover, Mr. Huskilson’s 12-month notice of his intention to retire allowed for a productive and seamless leadership transition.

2017 Compensation Decisions

The acquisition of TECO Energy, Inc. in 2016 was transformational for Emera, effectively doubling the size of the Company and making it one of the 20 largest publicly traded regulated utilities in North America. Approximately 70 per cent of the Company’s assets are now US-based and approximately 70 per cent of the Company’s revenues came from US operations in 2017. As discussed in last year’s Management Information Circular, in light of Emera’s increased size and scale, broader geographic scope and increased operational complexity, the Committee, with the assistance of the Committee’s independent compensation advisor, Hugessen Consulting Inc., undertook a review of the appropriate market comparators. As a result of this review, the Committee approved a new comparator group for senior executives, consisting of two sub-groups: (1) a Canadian group made up of companies in the Canadian utility, energy and general industry sectors; and (2) a US group made up of US utility and energy companies. The companies in the comparator group are reflective of the size of Emera in terms of market capitalization, total enterprise value, assets, and revenues.

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Our compensation philosophy targets the median level of compensation in the market. At the end of 2016, the Committee reviewed benchmarking analyses from both Hugessen Consulting Inc. and management’s external compensation advisor, Mercer (Canada) Ltd., using the new comparator group. The review indicated that the target compensation of our named executive officers was below median when compared against companies in our comparator group, particularly with respect to incentive levels.

Based on the comparative positioning of Emera’s target compensation to market, to recognize the significant achievements of the named executive officers, and to reflect some substantial increases in scope and role changes, the Committee adjusted the target compensation levels of four of our named executive officers at the beginning of 2017 to bring them closer to the prevailing market levels. In keeping with our pay-for-performance approach, the increases focus primarily on incentive compensation, which link payouts to the achievement of key objectives of the Company’s corporate strategy and performance metrics that measure long-term shareholder value. As a result of the changes, the variable or at risk component of our named executive officers’ target compensation increased from an average of 68 per cent to 71 per cent. For more information on the Company’s comparator groups, please see Benchmarking Data.

The Committee also conducted its annual risk assessment to identify potential risks associated with Emera’s compensation design and policies, including risks associated with the changes noted above. The assessment concluded that there are no material risks associated with the compensation programs and the Company has an appropriate system of checks and balances in place to mitigate the level of risk undertaken by management. Notwithstanding this positive result, we will continue to diligently monitor our programs in order to maintain our high governance standards.

Rewarding Results

2017 was a milestone year for Emera both in terms of stability and growth. The successful integration of TECO Energy for its first full year witnessed Tampa Electric and Peoples gas achieving the highest earnings in their history. Some of the Company’s other key accomplishments in 2017 include:

•	Emera increased its annual common share dividend by eight per cent to $2.26 from $2.09, delivering on our target to grow dividends by eight per cent per year.

•	Adjusted 2017 net income was $524 million, compared with $475 million in 2016 (reported 2017 net income was $266 million, compared to $227 million in 2016).(1)

•	In 2017, operating cash flow (before changes in working capital) increased $378 million, or 41 per cent, to $1,297 million from $919 million in 2016.

•	The Company completed a $700 million bought deal common share offering, which will be used to support the Company’s growth initiatives and for general corporate purposes, including to reduce indebtedness outstanding and to fund other ordinary course capital expenses.

•	For the first time, electricity was exchanged between the Island of Newfoundland and Nova Scotia through Emera’s Maritime Link Project, a historic milestone for the transformative interconnection that will significantly improve the way energy is transmitted in Atlantic Canada.

•	Tampa Electric Company reached a landmark agreement to significantly expand its use of solar power by adding six million solar panels in 10 new photovoltaic solar projects, representing enough electricity to power over 100,000 homes.

A central tenet of Emera’s executive compensation philosophy is that a significant portion of executive compensation must be at risk and linked to the achievement of objectives that measure whether shareholders are experiencing strong value for their investment. While the Company made significant achievements in 2017, some of our results fell short of expectations. Adjusted earnings per common share in 2017 were $2.46, compared with $2.77 in 2016 (reported earnings per common share in 2017 were $1.25, compared to $1.33 in 2016)(1) and our net income and cash flow from operations, while up from 2016, still fell short of target. Recognizing Emera’s performance against objectives established for the 2017 Corporate Balanced Scorecard, the Board approved an annual Short-Term Incentive Plan payout of 76.6 per cent of target. A full description of the 2017 Scorecard metrics and results is provided in 2017 Short-Term Incentive Results.

(1)	Adjusted net income and adjusted earnings per common share do not have standardized meaning under USGAAP. Emera calculates these non-GAAP measures by adjusting reported net income and reported earnings per common share for specific items the Company believes are significant, but not reflective of underlying operations in the period. Adjusted amounts exclude the effect of mark-to-market (MTM) adjustments and the impact in 2017 of US tax reform, signed into law on December 22, 2017 in the US Tax Cuts and Jobs Act of 2017. The MTM adjustments are a result of the following: the MTM adjustments related to Emera’s held-for-trading commodity derivative instruments, including adjustments related to the price differential between the point where natural gas is sourced and where it is delivered; the MTM adjustments included in Emera’s equity income related to the business activities of Bear Swamp Power Company llC; the amortization of transportation capacity recognized as a result of certain Emera Energy marketing and trading transactions; the MTM related to an interest rate swap in Brunswick Pipeline; and the MTM adjustments included in Emera’s other income in 2016 related to the effect of USD-denominated currency and forward contracts for the TECO Energy, Inc. acquisition, which were put in place to economically hedge the anticipated proceeds from the 2015 sale of $2.185 billion four per cent convertible unsecured subordinated debentures represented by instalment receipts. The US tax reform adjustment is a result of the estimated revaluation of US non-regulated net deferred income tax assets as a result of the US federal corporate income tax rate reduction from 35 per cent to 21 per cent that was enacted in December 2017. For the MTM valuation adjustments, management believes excluding from net income the effect of these valuations and changes thereto, until settlement, better aligns the intent and financial effect of these contracts with the underlying cash flows and the ongoing operations of the business, and allows investors to better understand and evaluate the business. Management and the Board of Directors exclude these MTM adjustments for evaluation of performance and incentive compensation. Due to the enactment of the US Tax Cuts and Jobs Act of 2017, the Company recorded a non-cash income tax expense resulting from the provisional revaluation of the existing US non-regulated net deferred income tax assets. This provisional revaluation of an existing asset is not the result of any operational or market-driven event. Management therefore believes excluding from net income the effect of this provisional revaluation better distinguishes the ongoing operations of the business, and allows investors to better understand and evaluate the Company. Refer to the Non-GAAP Financial Measures section of our Annual Management’s Discussion and Analysis as at February 9, 2018 for further discussion of these items.

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Our Long-Term Incentive Plan, which consists of performance share units (PSUs) and stock options, is also closely aligned with our performance objectives. PSUs are linked to performance metrics that are measured over a three-year period. The 2015 PSU grant, which had a performance period from January 1, 2015 to December 31, 2017, used two equally weighted metrics: (1) Emera’s Total Shareholder Return (TSR) relative to the total return of the S&P/TSX Capped utilities Index, and (2) the average growth in Emera’s earnings per share. Emera’s annualized TSR exceeded the TSR of the S&P/TSX Capped utilities Index by 3.5 per cent and Emera’s annual growth in earnings per share was 3.3 per cent over the performance period. Based on our solid performance against those two key metrics, the performance factor applied to the 2015 PSU grant was 1.01, slightly above target. More details are provided in Performance Share Unit Plan. The Committee carefully reviews the metrics chosen for our incentive plans each year to ensure they continue to reflect the Company’s key strategic objectives.

The Committee also engaged Hugessen Consulting Inc. to conduct the annual pay-for-performance analysis of the compensation paid to the President and CEO. The review looked at the compensation paid to Mr. Huskilson over his full tenure as President and CEO (from January 2005 to December 2017), and compared the investment returns experienced by shareholders over that same period. The analysis included both realized pay (consisting of amounts actually paid) and realizable pay (which consists of changes in the value of any outstanding equity-based awards). Once again, the analysis concluded there was close alignment between the President and CEO’s realized/realizable pay and the shareholders’ investment return experience over the long term. Please see Total Shareholder Return vs. Named Executive Officer Compensation for more information on the analysis.

Based on the Company’s performance in 2017 and the impact of that performance on the compensation we pay our executives, we remain confident that our incentive plans and resulting payouts are closely aligned with the interests of our shareholders.

Sustaining Shareholder Value

Emera continues to grow and diversify its businesses. Our financial results demonstrate that all of Emera’s operations throughout North America and the Caribbean are playing an important role in the Company’s overall success. The significant accomplishments, both financial and non-financial, referenced in this Circular demonstrate the strength of our team of leaders and employees who will help ensure the Company is well positioned for the exciting period of growth and opportunity that lies ahead of us. We were pleased to see Emera rank in the top five companies in Canada for the fourth consecutive year in The Globe and Mail’s 2017 Board Games, an annual corporate governance rating compiled by the Report on Business.

We remain confident that our executive compensation programs work appropriately to retain and motivate executives, and provide rewards that are consistent with the Company’s performance level. We will continue to monitor our practices and industry trends and adjust our practices accordingly. We welcome your review of our compensation programs and results, which are described in more detail in the Statement of Executive Compensation that follows. We encourage you to take part in our “Say on Pay” vote and, as always, we welcome your questions and feedback, which can be provided by contacting the Corporate Secretary’s Office.

Sylvia Chrominska	Allan Edgeworth	Richard Sergel	Henry Demone
Director and Chair of the Management Resources and Compensation Committee	Director and Member of the Management Resources and Compensation Committee	Director and Member of the Management Resources and Compensation Committee	Director and Member of the Management Resources and Compensation Committee

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Statement of Executive Compensation

Compensation Philosophy

The purpose of Emera’s executive compensation program is to:

•	reward Emera’s executives for sustained increases in shareholder value;

•	attract, retain and motivate highly qualified and high-performing executives; and

•	align the interests of executives with the interests of Emera’s shareholders and customers.

Programs include both short- and long-term incentive plans that are designed to reflect the Company’s pay-for-performance philosophy and to provide for a significant portion of an executive’s compensation to be at risk, while aligning the structure of programs and payouts with sound risk management and good governance principles.

Market Competitiveness

Emera benchmarks the compensation it pays its executive to make sure the Company pays competitively in the markets where it operates, and to attract and retain high-quality talent. Emera’s executive compensation program is designed to generally provide total target compensation at the median or 50th percentile of compensation paid by comparable companies whose operations are of a similar size and complexity as Emera. Pay positioning, in some specific cases, may be above or below the median based on experience, uniqueness of responsibilities, and performance. “Total target compensation” for senior management, including the named executive officers (NEOs), is comprised of base salary, target short-term incentive, and target long-term incentives linked to total shareholder value.

Pay-for-Performance

A central tenet of Emera’s executive compensation philosophy is that a significant portion of executive compensation must be at risk and linked to the achievement of objectives that measure whether shareholders are experiencing strong return for their investment. The at-risk components include both short- and long-term incentives, which establish measurable financial, employee and safety objectives that, if achieved, add value to the Company.

The incentive compensation plans are designed to pay larger amounts for superior performance and smaller amounts if target performance is not achieved. The Company must achieve a threshold level of performance for any payment against a particular objective, failing which there is no payment against that objective. Executives’ performance against those objectives is measured and rated by the President and CEO with a recommendation to the Management Resources and Compensation Committee (MRCC), which in turn, recommends to the Board of Directors for approval. The Board Chair, in collaboration with the MRCC, assesses the performance of the President and CEO.

Generally, the at-risk compensation component of total compensation increases in conjunction with the individual executive’s level of responsibility. Management considers many factors when developing the incentive plans, including current compensation trends, plan costs (including maximum payout values), expected value to be delivered to participants and analysis of threshold, target and stretch payouts. Both short- and long-term incentive plan designs are modelled using historical and prospective performance scenarios. This stress testing provides the MRCC with reasonable assurance that the plan payouts will be appropriate and aligned with shareholder and Company objectives. The Company conducts analyses every year to determine how actual payouts compare to expected payouts and whether the plan components and design require any changes.

The MRCC and Board reserve the right to exercise discretion in adjusting compensation payouts to align with Company results, which may include refraining from paying out any amounts under the incentive compensation plans where circumstances warrant.

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Compensation Program

Emera’s compensation program includes the following components, which are discussed further in the pages noted:

Base Salary (page 51): Salaries are benchmarked against companies of similar size and scope as Emera and are set to reflect the degree of special skills and knowledge required for the position and the performance and contribution of the individual.

Annual Short-Term Incentive (page 51): Short-term incentive objectives are set forth in annual scorecards and consist of key objectives linked to the Company’s corporate strategy. These scorecards establish measurable financial, employee and health and safety objectives that, if achieved, are designed to add value to the Company.

Long—Term Incentive (page 53): Consists of performance share units (PSUs) and stock options. Levels are determined based on competitive benchmarking data and the degree of responsibility within the Company. They are intended to align executive performance with a long-term focus on creating and preserving shareholder value.

Pension (page 62): The Pension Plan consists of both defined benefit and defined contribution components and a supplemental employee retirement plan, all of which are governed by a pension oversight governance framework.

Other Benefits (page 67): As an important part of competitive compensation, the Company also offers market competitive non-cash compensation components such as group benefits, vacation, wellness incentives, and an Employee Common Share Purchase Plan.

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Management Resources and Compensation Committee

The Board has assigned responsibility to the MRCC to review, recommend and oversee the determination of the compensation for Emera’s executive officers and the administration of all of the Company’s executive compensation plans and programs. Current members of the MRCC are:

•	Ms. Chrominska (Chair);

•	Mr. Edgeworth;

•	Mr. Sergel; and

•	Mr. Demone.

All members of the MRCC are independent Directors. Each member of the MRCC has experience with human resources issues and compensation matters. More detailed information on each member’s qualifications and experience is contained in Director Nominees.

The MRCC considers best practices in determining and monitoring executive compensation as discussed in this Circular. Our key practices, which we believe promote good governance and serve the interests of our shareholders, are summarized below:

What We Do

Outline the Company’s approach to executive compensation through the MRCC’s Letter to Shareholders.

Provide shareholders with the opportunity to vote on a “Say on Pay” resolution at the Company’s annual meeting of Shareholders, which allows shareholders to indicate whether they are in agreement with Emera’s compensation practices and policies (97.9 per cent of votes cast last year were in favour of the Company’s approach).

Align the Company’s compensation programs with its corporate strategy through the use of financial and non-financial performance metrics that support both short- and long-term strategic goals.

Retain an independent compensation advisor for the MRCC that does not provide any services directly to management.

Allow for the reduction or withholding of payouts under the short-term and equity-based incentive plans for results below expectations, at the MRCC and Board’s discretion.

Test compensation awards for appropriate alignment between pay and performance under a number of different outcome scenarios.

Provide detailed information on those companies used in the Company’s comparator group for benchmarking purposes.

Align executive pay with shareholders’ interests by having a significant component at risk and tied to both short- and long-term performance.

Have significant share ownership requirements in place for named executive officers, which include a one-year post-retirement hold period.

Defer a substantial portion of long-term incentives for the majority of the senior executives and for other employees whose actions may have a material impact on the Company’s risk profile to discourage the taking of short-term or excessive risks.

Have a pension oversight governance framework in place for pension benefits.

Monitor the ratio of the Company’s NEOs’ total compensation to the average employee’s total compensation.

Have a clawback policy that allows the Company to recoup short- and long-term incentive payments made to senior executives.

Disclose a lookback table showing how much the President and CEO has received in compensation over the past 13 years, factoring in long-term incentive payouts and changes in value.

Translate USD earnings to CAD earnings using a budgeted foreign exchange rate to ensure that fluctuations in the foreign exchange rate do not positively or negatively impact the measurement of the Company’s performance results against its targets.

What We Don’t Do

Allow for the repricing or backdating of stock options.

Use single-trigger change of control agreements.

Allow the payment of dividends on share awards prior to vesting.

Count unvested share awards, awards that are subject to performance criteria, or unexercised stock options toward share ownership requirements.

Allow executives to hedge, pledge or otherwise reduce or limit their economic risk with respect to any Emera securities they hold.

Grant additional years of credited service to NEOs under the Company’s pension plan or supplemental employee retirement plan.

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Committee Governance

The MRCC is responsible for reviewing the alignment of Emera’s compensation programs, including incentive pay programs, with Emera’s strategic plans, performance and risk management principles. The Committee annually reviews compensation for the President and CEO and senior management of the Company. The MRCC oversees the administration of the incentive plans providing for the award of short-term incentives, stock options, PSUs and deferred share units (DSUs) in accordance with the provisions of the respective plans.

The Committee reviews, and recommends to the Board of Directors, compensation policies and processes, any new incentive and equity compensation plans and any changes to such plans.

The Board Chair collaborates with the MRCC in assessing the performance of the President and CEO on an annual basis.

Risk Management and Compensation

As part of the Board and MRCC’s oversight responsibilities for the design and administration of the Company’s executive compensation programs, the MRCC identifies and discusses design features or processes that may potentially represent conflicts of interest or inducements for unnecessary or excessive risk-taking by senior executives.

The MRCC also regularly monitors industry trends with respect to risk management and conducts an annual risk assessment. Emera’s compensation programs and policies are designed to incorporate the Company’s view on appropriate risk, as demonstrated by the elements shown below, which are discussed in greater detail in the sections that follow:

The Company regularly reviews its executive compensation programs with third-party compensation advisors to confirm the programs continue to align with shareholder interests and comply with regulatory requirements, and are consistent with sound principles of risk management and governance. The MRCC retains an independent compensation advisor that does not provide any services directly to management.

The Company has a pay-for-performance philosophy and the mix of short- and long-term programs assist in mitigating excessive risk-taking.

Vesting requirements, stress-testing potential payouts, clawback provisions, an anti-hedging policy and share ownership requirements are part of the Company’s overall plan design.

The Company’s compensation governance structure involves the Board, the MRCC, the MRCC’s external compensation advisor, management and management’s external compensation advisors.

All members of the MRCC are knowledgeable individuals who have the necessary background and expertise in human resources issues and compensation matters to fulfil their obligations to the Board and to shareholders.

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Risk Assessment

In 2017, the MRCC conducted its annual compensation risk review of its executive compensation programs and policies. To assist in the review, Management engaged Mercer (Canada) Ltd. (“Mercer”) to evaluate the previous year’s comprehensive risk assessment that Mercer conducted for any material changes over the course of the year, including the changes the Company made to its long-term incentive program as described in Performance Share Unit Plan. Mercer again concluded that Emera has risk mitigation policies in place that are aligned with market best practices and did not identify any material risks arising from Emera’s compensation policies and practices. Based on this assessment, the MRCC, determined that:

•	Total compensation is appropriately balanced between short- and long-term horizons and the mix of base salary and short- and long-term incentives does not create an inducement to take inappropriate risk to the detriment of the Company’s shareholders;

•	The use of multiple performance measures in the incentive plans (including non-financial measures) helps to avoid undue focus on any one particular metric;

•	The Short-Term Incentive Plan focuses on growth of annual earnings and cash flow, but caps incentive payouts in a manner consistent with market practice, thereby reducing risk;

•	Risks associated with the Long-Term Incentive Plan are mitigated by annual grants (versus front-loading grants) of PSUs and stock options;

•	The MRCC and Board’s discretion to reduce or withhold payment under the short-term and equity-based incentive plans for results below expectations decreases any risks associated with those plans;

•	Emera’s executive share ownership requirements decrease risk in the compensation program by encouraging alignment between the interests of senior officers and the interests of shareholders. In addition, the Company’s anti-hedging policy helps maintain that alignment by prohibiting senior officers from hedging, pledging, monetizing or otherwise reducing or limiting their economic risk with respect to any Emera securities they hold. The ownership requirement includes a one-year hold period post-retirement for named executive officers;

•	The vesting conditions on retirement are an important retention tool for designated executives of the Company;

•	The clawback policy contributes to the Company’s risk mitigation efforts. The clawback policy allows the Company to recoup short- and long-term incentive payments made to senior executives in cases where: (a) the payments were based on reported financial results that were subsequently corrected or restated as a result (or partial result) of the executive’s gross negligence, misconduct or fraud and the reward received would have been lower had the financial results been properly reported; or (b) the executive commits a serious breach of the Company’s Code of Conduct; and

•	The inclusion of double-trigger provisions in senior executives’ employment contracts and the absence of enhanced benefits in a change of control mitigates the risk arising from a change in control of the Company.

Accordingly, based on the governance practices in place and the results of the risk assessment, the MRCC concluded that Emera’s compensation programs do not pose a material risk to the Company because an appropriate system of checks and balances is in place to mitigate the level of risk undertaken by management. With input from its independent compensation advisor, Hugessen Consulting Inc., the MRCC satisfies itself as to the adequacy of the information it receives regarding risk, the independence of the risk assessment, and the reporting of financial results on which certain important compensation decisions (such as incentive payouts) are based.

The MRCC and Board will continue to review the relationship between enterprise risk and the Company’s executive compensation plans and policies to confirm they continue to be optimally aligned with shareholder interests while maintaining an acceptable level of risk exposure.

Succession Planning and Leadership Development

The MRCC assists the Board in the succession planning process in respect of the President and CEO and has responsibility for overseeing succession planning for senior management of the Company and its affiliates. At Emera, succession planning is a dynamic, ongoing process of systematically identifying, assessing and developing leadership competencies and business skills. The purpose is to confirm the Company’s capacity to meet future strategic objectives and to replenish critical organizational roles over time. The Board and Committee undertake this process on an annual basis. The Board also has responsibility for approving the appointment of the Company’s officers.

As part of the comprehensive succession planning process at Emera, the President and CEO annually provides a list of potential successors for his position to the MRCC. In addition, the President and CEO identifies internal successors for each of the NEOs and senior management positions throughout the Company and its affiliates. The Committee oversees the management succession planning process and developmental strategy. In 2017, the succession planning process also included an assessment of the senior leadership talent at TECO Energy, Inc., which significantly adds to the talent pool within Emera.

As a result of this succession planning, the Company was confident in appointing Scott Balfour as the successor to President and CEO, Chris Huskilson, upon Mr. Huskilson’s announcement that he would be stepping down in 2018, after more than 13 years as President and CEO. Since joining Emera, Mr. Balfour has taken on increasing levels of responsibility and has played a key role in the Company’s growth, serving as Chief Financial Officer and Chief Operating Officer over the past six years.

The Company’s ability to select a successor internally is a testament to the depth of the leadership team and the succession work that has been undertaken. Moreover, Mr. Huskilson had committed to giving the Company at least 12 months’ notice of his intention to retire, which allowed for a productive and seamless leadership transition.

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Emera is committed to developing leaders at all levels and has a comprehensive annual assessment process and framework to coordinate leadership development across the Company. This assessment process identifies areas of development for individuals as well as the overall leadership team with regards to identified core leadership capabilities. Personal development plans and overall Company leadership development programs are in place for both existing and potential leaders. The Company focuses on ensuring challenging work assignments are offered, secondments to affiliates are made where appropriate, regular leadership development training occurs and mentors are assigned where beneficial.

Emera will continue these focused efforts to build leadership capacity throughout the organization in support of its long-term growth strategy.

Compensation Advisors

The MRCC retains the services of independent compensation advisors to assist in discharging its duties, including determining the compensation payable to the President and CEO and other senior officers.

Since 2007, the MRCC has engaged Hugessen Consulting Inc. (“Hugessen”) as its principal advisor to provide independent advice, compensation analysis and other information for compensation recommendations. Hugessen provides advice on the competitiveness and appropriateness of compensation practices and comparator groups for Emera and its affiliates. In addition, Hugessen advises the MRCC on policy recommendations made by management, and also reviews and provides commentary on the Company’s Statement of Executive Compensation. As independent advisors to the MRCC, Hugessen does not provide any professional services to management.

The MRCC has adopted a number of practices with regard to its executive compensation advisor:

•	The MRCC annually reviews its advisor’s performance and fees.

•	With input from Company management and the advisor, the MRCC annually, or on an as-needed basis, determines the specific work the advisor is to undertake and the fees associated with this work.

•	Prior to undertaking any work, the MRCC’s advisor must provide an outline of the scope of work and related fees, and the MRCC Chair must provide written pre-approval.

•	The MRCC does not approve any work that, in its view, could compromise the advisor’s independence in serving the MRCC.

In addition to the MRCC’s compensation advisor, in 2017, Emera engaged the services of Mercer and Morneau Shepell to assist in executive compensation matters.

In making its decisions on the compensation program, the MRCC reviews information and recommendations provided by Hugessen, Mercer, and Morneau Shepell, but all decisions remain the responsibility of the MRCC and the Board.

The table below summarizes the fees paid to all external compensation advisors in 2016 and 2017.

		2017		2016
Advisor	MRCC work ($)	Other work ($) (1)	MRCC work ($)	Other work ($)
Hugessen Consulting Inc.	143,757	Nil	198,681	Nil
Morneau Shepell	Nil	57,124	Nil	41,720
Mercer (Canada) Ltd.	Nil	98,567	Nil	139,461

(1)	Mercer (Canada) Ltd. was retained by the Nominating and Corporate Governance Committee in 2017 to review directors’ compensation.

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Compensation Discussion and Analysis

Named Executive Officer Compensation

For the purposes of compensation disclosure, the NEOs whose compensation is disclosed in this Compensation Discussion and Analysis are the President and CEO, the CFO, and the next three most highly compensated executive officers of the Company, or its subsidiaries, as defined by Canadian securities legislation:

•	Christopher Huskilson, President and Chief Executive Officer, Emera Inc. (“President and CEO”);

•	Scott Balfour, Chief Operating Officer, Emera Inc. (“COO”);

•	Greg Blunden, Chief Financial Officer, Emera Inc. (“CFO”);

•	Nancy Tower, President and Chief Executive Officer, Tampa Electric Company; and

•	Robert Bennett, President and Chief Executive Officer, Emera US Holdings Inc.

Christopher Huskilson, President and Chief Executive Officer, Emera Inc.

Emera’s solid performance in 2017 was led by the President and CEO. Under Mr. Huskilson’s leadership, Emera raised its dividend by eight per cent in 2017, delivering on the target to grow dividends by eight per cent per year, and the percentage of earnings from the Company’s regulated businesses increased to greater than 90 per cent. The Company also made substantial progress against its strategy to deliver cleaner and more affordable energy for its customers. The Maritime Link was completed on time and under budget and resulted in the exchange of electricity between the Island of Newfoundland and Nova Scotia, a historic milestone for the transformative interconnection that will significantly improve the way energy is transmitted in Atlantic Canada. Tampa Electric Company also started work on the 600MW solar base rate project in Florida, which will make it a leader in the development of utility-scale solar power.

In March 2017, Mr. Huskilson announced his intention to retire. He spent much of the year assisting in the transition of leadership to Scott Balfour, who will become the President and CEO upon Mr. Huskilson’s retirement.

Scott Balfour, Chief Operating Officer, Emera Inc.

At the end of 2016 and for all of 2017, Mr. Balfour served as Chief Operating Officer for all of Emera’s businesses and led key aspects of Emera’s strategy. Mr. Balfour has executive and governance leadership over Emera’s operations and serves as Chair of the Boards of Tampa Electric Company, Nova Scotia Power Inc., Emera Maine, grand Bahama Power Company Ltd. and Emera (Caribbean) Inc. Under his leadership, Emera’s affiliates performed extremely well in response to multiple storms and minimized the impact on customers. In addition, Mr. Balfour led Emera’s response and actions to improve safety leadership and performance across the Company, led Emera’s strategic planning initiatives and resulting enhanced focus on customer and innovation, and successfully completed the restructuring and recapitalization of Emera’s interests in the Caribbean. Mr. Balfour will assume the role of President and CEO on March 29, 2018, following Mr. Huskilson’s retirement. In preparation for this transition, he worked closely with Mr. Huskilson and orchestrated organizational changes to ensure Emera continues to be solidly positioned when Mr. Balfour assumes his new role.

Prior to his current role, Mr. Balfour served as the Chief Financial Officer and as Chief Operating Officer of the Company’s Northeast and Caribbean operations.

Greg Blunden, Chief Financial Officer, Emera Inc.

2017 marked Mr. Blunden’s first full year as Chief Financial Officer and he is developing in the role. Mr. Blunden was key to the successful completion of the Enterprise Resource Planning (ERP) project, which involved redesigning processes for the Company’s Canadian operations in the areas of finance, human resources, supply chain management, as well as information technology and upgrading the systems that serve as the backbone for these critical business areas. He also led the completion of the $700 million bought deal common share offering, which will be used to support the Company’s growth initiatives, to reduce indebtedness outstanding under the Company’s credit facility and to fund other ordinary course capital expenses. Mr. Blunden is a Chartered Professional Accountant and has previously served in a number of finance, business development and strategy roles at Emera and its affiliates.

Nancy Tower, President and Chief Executive Officer, Tampa Electric Company

For the majority of 2017, Ms. Tower was Emera’s Chief Corporate Development Officer and was responsible for business development opportunities across Emera and the advancement of strategic growth projects in the areas of electric and gas transmission. This included the management and prioritization of the business opportunity funnel for all affiliates, including the significant opportunities Emera now has in Florida and New Mexico following the acquisition of TECO Energy, Inc. As of December 1, 2017, Ms. Tower assumed the role of President and Chief Executive Officer of Tampa Electric Company, Emera’s largest affiliate, where she oversees and directs its business strategy and operations. Ms. Tower is a Fellow Chartered Accountant and has previously served in a number of roles across Emera including Executive Vice President and Chief Financial Officer, President and CEO of Emera Newfoundland and Labrador and Vice President of Customer Operations at Nova Scotia Power Inc.

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Robert Bennett, President and Chief Executive Officer, Emera US Holdings Inc.

Mr. Bennett is the President and Chief Executive Officer of Emera US Holdings Inc. In 2017, he continued the overall integration efforts related to the acquisition of TECO Energy, Inc., including leadership continuity, governance and strategic alignment. He also was instrumental in reaching a landmark agreement to significantly expand Tampa Electric Company’s use of solar power by adding six million solar panels in 10 new photovoltaic solar projects, representing enough electricity to power over 100,000 homes. At the beginning of 2018, Mr. Bennett was appointed President and CEO of Emera Technologies LLC, which is a newly established organization that will focus on innovation, capitalize on business opportunities and develop new technologies to position Emera as a dominant player in an evolving energy landscape. Mr. Bennett also serves as a director on the boards of Tampa Electric Company, New Mexico Gas Company and Peoples Gas.

The total target compensation for each NEO in 2017 is outlined below:

Name	Base salary ($)	Short-term incentive at target (%)	Short-term incentive at target ($)	Long-term incentive at target (%)	Long-term incentive at target ($)	Total target compensation ($)
Christopher Huskilson	1,100,000	100	1,100,000	345	3,800,000	6,000,000
Scott Balfour	685,000	90	616,500	175	1,198,750	2,500,250
Greg Blunden (1)	466,667	70	326,667	150	675,000	1,468,334
Nancy Tower (2)	535,833	60	321,500	150	795,000	1,652,333
Robert Bennett (3)	616,835	60	370,101	125	771,044	1,757,980

(1)	From January to August 2017, Mr. Blunden’s base salary was $450,000 and from September to December 2017, his base salary was $500,000. The figures shown above are prorated to reflect these amounts with the exception of the long-term incentive target amount, which was calculated at the beginning of the year using his base salary of $450,000.
(2)	From January to November 2017, Ms. Tower’s base salary was $530,000 and in December 2017, upon taking the position of President and Chief Executive Officer of Tampa Electric Company, her base salary increased to $600,000. The figures shown above are prorated to reflect these amounts with the exception of the long-term incentive target amount, which was calculated at the beginning of the year using her base salary of $475,000.
(3)	Mr. Bennett resides and works in Florida and is paid in USD. His base salary in 2017 was $475,000 USD, his short-term incentive target was $285,000 USD and his long-term incentive target was $593,750 USD. The figures shown for him in the table above have been converted to CAD using the exchange rate of $1.00 USD = $1.2986 CAD, which is based on the Bank of Canada daily average exchange rate between CAD and USD for 2017.

The following charts shows the percentage weighting of each component of the total target compensation for the NEOs. In keeping with the Company’s pay-for-performance philosophy, the 2017 compensation plan design resulted in over half of each NEO’s total target compensation being at risk, with the average for the five NEOs being 71 per cent.

For Mr. Blunden and Ms. Tower, the percentages shown above are based on the prorated figures shown in the preceding table.

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Compensation Process

Benchmarking Data

The MRCC is responsible for annually reviewing the composition and use of comparator groups to assist in determining the compensation recommendations for the Company’s senior officers, including the President and CEO and other NEOs, which are then brought to the Board for approval. The MRCC undertakes periodic reviews of compensation design and total compensation opportunities for the senior management team, which helps ensure the programs are current and that they fairly compare for particular roles, recognizing varying responsibility and scope of executive positions within Emera and its affiliates.

Emera management engages the services of Mercer, an independent compensation advisor, to compile market information on senior management compensation relating to base salary, and short- and long-term incentives. The MRCC also uses its independent compensation advisor, Hugessen, to assist in providing benchmarking data and advice when setting executive compensation levels and making changes to the Company’s compensation programs.

A complete benchmarking review takes place at least every two years and the scope of services includes: competitive market reviews of senior executive compensation levels; review and observations of current executive compensation philosophy, policies and practices; and a review of pay and performance comparators.

A new comparator group was used to benchmark executives in 2017 as a result of the acquisition of TECO Energy, Inc. which effectively doubled the size of Emera and made it one of the 20 largest publicly traded regulated utilities in North America. Approximately 70 per cent of the Company’s assets are now US-based and approximately 70 per cent of the Company’s revenues came from US operations in 2017. In light of Emera’s increased size and scale, broader geographic scope and increased operational complexity, the MRCC, with the assistance of Hugessen, undertook a review of the appropriate market comparators in 2016 and considered various market approaches for benchmarking Canadian companies with significant US operations. The review looked at a number of factors, including:

(1)	The talent market for the executive team – where the Company sees potential new executive hires coming from and to where our current executive team may get recruited, both in terms of geography and industry.

(2)	Oversight responsibility – whether having significant oversight over US operations should have an impact on the comparator group against which a particular executive is benchmarked.

(3)	Geographic impact – determining how much influence the working location of the executive should have on the comparator group.

Resulting from the review, the Committee approved a new comparator group for senior executives, consisting of two sub-groups: (1) a Canadian group made up of companies in the Canadian utility, energy and general industry sectors; and (2) a US group made up of US utility and energy companies. The new comparator group consists of the following companies:

Canadian Comparators	US Comparators

Energy & Utility Industry

Fortis Inc.

Hydro One Limited
ATCO Ltd.

TransAlta Corp.
Enbridge Inc.

TransCanada Corporation
Pembina Pipeline Corporation
Inter Pipeline Ltd
Altagas Ltd.

General Industry

Rogers Communications Inc.
Loblaw Companies Limited
Restaurant Brands International LP
TELUS Corporation

Potash Corporation of Saskatchewan
Agrium Inc.

CGI group Inc.
Goldcorp Inc.

Canadian Tire Corp. Ltd

First Quantum Minerals Ltd.

Teck Resources Limited

Energy & Utility Industry

Sempra Energy

WEC Energy group, Inc.
Eversource Energy

DTE Energy Company
CMS Energy Corp.

Ameren Corporation
SCANA Corp
CenterPoint Energy, Inc.
NiSource Inc.

Alliant Energy Corporation

Pinnacle West Capital Corporation

UGI Corporation

Westar Energy, Inc.

Atmos Energy Corporation

Great Plains Energy Incorporated
OGE Energy Corp.

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The Committee concluded the new comparator group was appropriate in light of the impact of TECO Energy, Inc. on Emera’s business and based on similar approaches used by other Canadian companies, particularly those with significant operations in the US. While the benchmarking group assists in determining the appropriate compensation ranges for base salaries, target short-term incentives and target long-term incentives for the senior executive team, the Committee does not believe in a “one size fits all” approach and looks at the circumstances of each executive when determining whether to benchmark using the full comparator group or whether a different approach is warranted. The three factors noted play an important part in making this determination. When benchmarking executives who are paid in Canadian dollars against roles that are paid in US dollars, the Company uses the 10-year average exchange rate between Canada and the US to smooth out the impact of currency fluctuations.

The following chart shows where Emera was positioned compared to the companies in both the Canadian and the US comparator groups based on selected key financial metrics – market capitalization, total enterprise value, assets, revenues, and earnings before interest, taxes, depreciation and amortization (EBITDA).

Emera vs. Pay Benchmarking Comparator Group

(1)	As at date of analysis, February 9, 2017.
(2)	As at December 31, 2016.
(3)	Last 12 months as at December 31, 2016. Note: The above table was prepared by Hugessen Consulting using data from S&P Capital IQ.

The MRCC will continue to regularly review the composition of Emera’s comparator group to ensure it continues to reflect the Company’s characteristics and will make adjustments to the comparator group where appropriate.

In addition to using publicly disclosed compensation data from the companies in the comparator group, the MRCC also uses Mercer’s Total Compensation Survey for the Energy Sector to benchmark executive compensation using data from energy and services companies with similar revenues to Emera. To provide sufficient data in some cases, the Mercer Benchmark Database Survey, which is a general industry database, is also used to expand the survey scope to include Canadian general industry companies of similar size to Emera.

With the assistance of Hugessen and Mercer, the Committee conducted a compensation benchmarking review of the executive team for 2017 using the comparator group and survey data, and undertook a review of the competitiveness and appropriateness of Emera’s compensation programs. More details on the results of the review are provided in the next section.

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Annual Compensation Review Process

For each executive position, a range for base salary, target short-term incentive, and target long-term incentive is established annually, using the benchmarking data along with other information on industry trends for positions of similar scope and responsibility.

The President and CEO conducts annual performance assessments on members of the senior management team, including each of the NEOs, which shape the annual salary adjustment recommendations. Based on the performance assessments and the benchmarking data, the President and CEO then recommends total target compensation for each senior leader, including the NEOs (but excluding himself) to the MRCC for review and approval. With respect to the President and CEO, the MRCC reviews benchmark data and other information on industry trends for positions of similar scope.

Following this process, the MRCC makes recommendations for total target compensation for all of the senior management team, including the President and CEO and the other NEOs, to the Board of Directors. As part of the annual compensation review process, the MRCC reviews emerging best practices and risk considerations.

At the end of 2016, both Management’s compensation advisor, Mercer, and the Committee’s compensation advisor, Hugessen, provided the results of their benchmarking reviews, which indicated that the compensation of the NEOs was below the targeted percentiles when compared against companies in the Company’s comparator group. In light of the comparative compensation positioning to market, and to recognize the significant achievements of the NEOs, the MRCC recommended adjustments to the target compensation levels of the NEOs in 2017, which were approved by the Board of Directors. The increases recognize role changes for Mr. Balfour and Ms. Tower, the broader scope and complexities of roles following the acquisition of TECO Energy, Inc. and helped close the competitive gap between the compensation paid by Emera compared to the compensation paid by our market comparators.

The compensation changes from 2016 to 2017 are summarized below. All changes were effective January 1, 2017 unless noted otherwise:

	Base Salary	Short-Term Incentive Target (% of base salary)	Long-Term Incentive Target (% of base salary)	Total Target Compensation (% increase)	Compensation at Risk
Christopher Huskilson	Increase from $1,000,000 to $1,100,000	No change	Increase from 280 to 345	25	Increase from 79 per cent to 82 per cent

Scott Balfour	Increase from $550,000 to $685,000	Increase from 70 to 90	No change	31.8	Increase from 71 per cent to 73 per cent

Greg Blunden (1)	Increase from $400,000 to $450,000 (Jan. – Aug.) and to $500,000 (Sept. – Dec.)	Increase from 60 to 70	Increase from 90 to 150	58.6 (prorated)	Increase from 59 per cent to 68 per cent (prorated)

Nancy Tower (2)	Increase from $475,000 to $530,000 (Jan. – Nov.) and to $600,000 (Dec.)	No change	Increase from 125 to 150	22.1 (prorated)	Increase from 65 per cent to 68 per cent (prorated)

Robert Bennett	No change	No change	No change	0	No change (65 per cent)

(1)	In light of his positioning against market and his continued development in the CFO role, Mr. Blunden received a mid-year base salary increase effective September 1, 2017.
(2)	Ms. Tower was Emera’s Chief Corporate Development Officer until November 20, 2017 and on December 1, 2017 was appointed the President and Chief Executive Officer of Tampa Electric Company.

Based on the market data and in keeping with the Company’s pay-for-performance approach, the increases focused primarily on incentive compensation, which links payouts to the achievement of key objectives toward the Company’s corporate strategy and performance metrics that measure long-term shareholder value. The average increase to base salaries for the NEOs was 14 per cent, while the weighted average increase in target total compensation (which consists of base salary, short-term incentive and long-term incentive) was 27 per cent. As a result of the changes, the variable or at risk component of the NEOs’ compensation increased from an average of 68 per cent to an average of 71 per cent.

The changes made to the compensation of the respective NEOs in 2017 are also reflected in the NEO Summary Compensation Table.

50        Emera Inc. — Management Information Circular 2018

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Elements of Compensation

Base Salary

As noted in Benchmarking Data, the MRCC is responsible for annually reviewing the composition of the compensation the Company pays its executives, including base salary. While the MRCC focuses on total compensation, base salary remains an important part of the overall compensation package the Company offers its executives.

Short-Term Incentive Program

The compensation awarded under the Short-Term Incentive Program links a portion of an executive’s compensation to the achievement of predetermined levels of performance in support of corporate and business unit objectives. These objectives are designed to focus on short-term goals (typically on an annual basis) that are intended to deliver value to customers and contribute to increased shareholder value in the longer term. Emera has adopted the scorecard approach to translate corporate strategies into measurable incentive plan goals. Target payouts under the scorecards are generally set as a percentage of salary and are benchmarked against the median for positions with similar responsibilities in comparator companies.

On the recommendation of the MRCC, the Board of Directors of Emera approves scorecards that set forth corporate objectives and related threshold, target and stretch performance levels to be achieved each year. Short-term incentive payouts for the majority of senior management, including the NEOs, are based on scorecard results with potential payouts ranging from 0 to 200 per cent of target.

All NEOs have their short-term incentive payouts calculated based on results achieved through the scorecard.

2017 Short-Term Incentive Results

The scorecard for Emera (“Emera Corporate Scorecard”) was developed by management and approved by the Emera Board of Directors, on the recommendation of the MRCC, at the beginning of 2017. It was used to determine the short-term incentive payout for all the NEOs.

The Emera Corporate Scorecard objectives were based on the Company’s Business Plan for the year and established threshold, target and stretch performance standards for each objective.

The following table shows the elements and results of the Emera Corporate Scorecard for 2017.

Emera Corporate Objective	Weighting (%)	Threshold ($)	Target ($)	Stretch ($)	Actual Result ($)	Percentage Payout (%) (1)
Cash From Operations (2)	40	1,170M	1,462M	1,754M	1,218M	23.3
Net Income After Tax (2)	40	498M	586M	674M	535M	28.3
People & Process	10	• Enterprise Resource Planning (ERP) Scorecard achieves >120% for 2017; • Implement internal communications strategy; • Implement an Emera-wide learning platform for compliance-related training and tracking and pilot in 2017; and • Establish Change Management as a discipline within Emera.			Stretch Achieved	20
Safety & Environment	10	• Safety Performance Dashboard approved and implemented in all affiliates; • Environmental Audit Program completed with no findings of major risk; • AIF <=1.08, PAIR >=250 and 90% of the Executive Team complete two Safe Work Observations / Safety Leadership tours; • Environmental critical targets are 100% complete; and • Completion and approval of Emera Safety Management Manual and key high-level procedures with rollout to Affiliates.			Threshold Achieved	5
	100					Total: 76.6

(1)	Percentage payouts, below or above target for financial measures, are prorated on a scale between each level of performance (50 per cent for threshold, 100 per cent for target and capped at 200 per cent for stretch).
(2)	Cash from operations and net income after tax for compensation purposes do not have a standardized meaning as prescribed by GAAP. Calculation of these measures for 2017 is discussed in the footnotes in the following table.

Emera Inc. — Management Information Circular 2018        51

The cash from operations and net income after tax results increased from the previous year, but fell short of the targets the Company set at the beginning of the year. Accordingly, both these financial measures fell in between the threshold and target level of performance.

The Company achieved stretch on all People and Process measures, including the ERP Scorecard exceeding 120 per cent based on key measures of being on time and on budget. The ERP project involved redesigning processes for the Company’s Canadian operations in the areas of finance, human resources, supply chain management, as well as information technology and upgrading the systems that serve as the backbone for these critical business areas.

The Safety & Environment measure results exceeded target; however, due to serious safety incidents at Emera affiliate companies in 2017, management made a recommendation to the MRCC to make no payout related to the safety component of the measure. The MRCC and Board agreed with the recommendation. Accordingly, only the achievements against the environment component of the measure were recognized and the overall Safety & Environment measure result was threshold.

Based on the Company’s achievements against the corporate objectives in the Scorecard, the overall Scorecard result was 76.6 per cent of target. The short-term incentive payout for all NEOs was based on this result.

The cash from operations and net income after tax figures that are shown in the Scorecard are adjusted from the Company’s reported figures. The Company adjusts the reported figures for specific items the Company believes are significant, but not reflective of underlying operations in the period. The table below shows the reconciliation between the reported and adjusted figures used in the Scorecard:

Cash From Operations Reconciliation (in millions $)	2017

Reported cash flow before working capital	1,297
Deduct: Change in working capital	(104)

Operating cash	1,193
Add: Adjustment to translate USD earning to budgeted foreign exchange rate	25

Adjusted cash from operations	1,218

Net Income After Tax Reconciliation (in millions $)	2017

Reported net income after tax	266
Add: Revaluation of US non-regulated deferred income taxes	317
Deduct: After-tax mark-to-market gain	(59)
Add: Adjustment to translate USD earning to budgeted foreign exchange rate	11

Adjusted net income after tax	535

The table below shows how Emera’s cash from operations and net income after tax has trended from 2013 to 2017 (the amounts shown are as at December 31 of each year).

	2013	2014	2015 (3)	2016 (3)	2017 (4)
Cash From Operations ($) (1)	564M	763M	726M	878M	1,218M
Net Income After Tax ($) (1)(2)	259M	319M	330M	302M	535M

(1)	Cash from operations and net income after tax for compensation purposes are non-GAAP measures and do not have standardized meanings as prescribed by US GAAP.
(2)	Net income after tax for compensation purposes reflects reported net income, adjusted for the items discussed in footnotes 2, 3, 4 and 5 in the Earnings Per Share table in Performance Share Unit Plan. In addition, net income after tax for compensation purposes was further adjusted in 2016 to exclude income related to the sale of Algonquin Power & utilities Corp., and a gain realized on the reduction of the contingency funding in the Barbados Self Insurance Fund.
(3)	Cash from operations for compensation purposes in 2015 and 2016 reflected net cash provided by operating activities adjusted for the cash flow effect of acquisition costs including legal, advisory and financing costs related to the pending TECO Energy, Inc. acquisition.
(4)	Cash from operations for compensation purposes in 2017 reflected net cash provided by operating activities adjusted to translate USD generated cash flow to the budgeted foreign exchange rate of $1.00 USD = $1.33 CAD. Net income after tax has been adjusted for mark-to-market, the estimated impact of the provisional revaluation of US non-regulated net deferred income tax assets as a result of US tax reform (as described in footnote 1 in A Letter from the Management Resources and Compensation Committee to Our Shareholders) and to translate USD earnings to the budgeted foreign exchange rate of $1.00 USD = $1.33 CAD. The Company translates net cash provided by operating activities and USD earnings to CAD earnings using a budgeted foreign exchange rate to ensure that fluctuations in the foreign exchange rate do not positively or negatively impact the measurement of the Company’s performance results against its targets.

Cash from operations and net income after tax have trended upwards over the last five years. Scorecard payouts on average over the same period have been 34 per cent over target.

In addition to the Scorecard payout, Mr. Bennett received a one-time special lump sum bonus of $100,000 USD in recognition of his outstanding work on Tampa Electric Company strategy, including his leadership and determination in reaching a landmark agreement to significantly expand Tampa Electric Company’s use of solar power by adding six million solar panels in 10 new photovoltaic solar projects, representing enough electricity to power over 100,000 homes.

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Long-Term Incentive Program

There are two primary components of long-term incentive compensation for senior management, including the NEOs: the Performance Share unit Plan (the “PSU Plan”) and the Senior Management Stock Option Plan (the “Stock Option Plan”). The MRCC is responsible for granting PSUs and stock options.

The number of PSUs and stock options granted to senior management is determined after considering competitive benchmarking data and the individual’s level of responsibility within the Company. Grants are calculated each year based on each executive’s long-term incentive target percentage and base salary and, generally, the grant amount increases with the level of responsibility. The values of PSUs and stock options increase or decrease over the term of a particular grant based on increases or decreases in Emera’s common share price.

The MRCC takes into account previous grants and looks at a three-year history of total compensation each year before approving any new stock option and PSU grants for senior management (including the NEOs). This helps to ensure grants remain reasonable in light of market data, the performance of the Company and the performance of the individual.

In 2017, 50 per cent of the target long-term incentive compensatory value for the President and CEO consisted of PSUs and 50 per cent consisted of stock options. For all other NEOs, PSUs made up 75 per cent of the target long-term incentive compensatory value and stock options made up the remaining 25 per cent. More details about the PSU Plan and the Stock Option Plan are set forth below.

Performance Share Unit Plan

The PSU Plan is designed to retain and incent employee participants by allowing senior management and key employees in specific roles to participate in the long-term success of the Company. A PSU is a notional share unit that is based on the value of an Emera common share – the value of a PSU changes directly in correlation to the value of an Emera share. PSUs also attract dividends similar to Emera shares; when a dividend is paid on Emera’s common shares, each participant is allocated additional PSUs based on the dividend paid on an equivalent number of Emera common shares.

Each year, designated senior leaders are awarded PSUs based on a pre-determined target of their base salary and the average 50 trading-day Emera common share price immediately preceding the effective grant date (the average is used to smooth out any short-term fluctuations in the share price). Each PSU grant has a three-year performance period. In addition to being affected by fluctuations in the Emera share price, the value of a PSU is also dependent on the achievement of financial objectives that help measure the increase in shareholder value. The MRCC establishes these financial objectives at the beginning of the performance period. By linking the value of the PSUs to Emera’s financial performance, the plan aligns the interests of senior leaders with the interests of Emera’s shareholders and helps ensure that payouts are consistent with Company performance and shareholder experience. All PSU grants and payouts must be approved by the MRCC.

At the end of the performance period, a performance factor is applied to the PSU grant based on the achievement of the financial objectives. If the Company fails to meet the performance objectives for a particular PSU grant, the Plan may pay out at less than target, or may not pay out any amounts at all. If targets are exceeded, the performance factor may increase the payout by up to two-times.

Accordingly, the amount payable to participants, including NEOs, at the end of the three-year performance period is determined by:

Similar to the methodology on grant, the payout is based on the average 50-day closing price for Emera common shares at the end of the three-year performance period to smooth out short-term price fluctuations.

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Performance Share unit Plan Results

The metrics for the 2015 PSU grant, which had a performance period of January 1, 2015 to December 31, 2017, are shown below.

Performance Factor 1

The first performance factor was based on Emera’s average three-year total shareholder return (TSR) relative to the average three-year TSR of the S&P/TSX Capped utilities Index as illustrated in the table below.

Relative annual return to S&P/TSX Capped utilities Index	Performance Factor
Less than –5%	0
–5%	0.5
0%	1.0
5% or more	1.5

Performance Factor 2

The second performance factor was based on Emera’s average annual growth in EPS:

Emera average three-year Earnings Per Share growth	Performance Factor
Less than 2%	0
2%	0.5
6%	1.0
10% or more	1.5

In addition, dividends had to be maintained at or higher than the December 31, 2014 levels; if dividends were reduced, the second performance factor would be deemed to be zero regardless of EPS growth.

Each performance factor was weighted equally at 50 per cent and the value of each performance factor was interpolated on the basis of the actual relative returns. All annual average returns or percentages over the three-year performance period were determined on a compounded basis.

The following table shows the performance factor results for the three-year period from January 1, 2015 to December 31, 2017:

	Factor 1:		Factor 2: Earnings per Share growth	Overall Performance Factor
	Relative Total Shareholder Return
	Emera TSR	S&P/TSX Capped utilities Index TSR
Year – 2015	16.4%	–3.5%	17.5%
Year – 2016	9.6%	17.6%	5.7%
Year – 2017	8.3%	10.6%	–11.2%
Average Annual Compounded Return	11.4%	7.9%	3.3%
Emera’s Relative TSR		3.5%	—
Resulting Performance Factor		1.35 (Weighted at 50%)	0.67 (Weighted at 50%)	1.01

The overall performance factor applied to the 2015 PSU grant was 1.01, based on Emera’s TSR exceeding the TSR of the S&P/TSX Capped utilities Index by 3.5 per cent and average annual EPS growth being 3.3 per cent. The total payout for all PSU Plan participants in respect of the 2015 PSU grant was approximately $8.7M. The payout for each participant was 145 per cent of the original grant value (other than participants whose payouts were prorated due to retirement or leave of absence), which factors in share price appreciation, notional dividend reinvestment, and the performance factor.

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The EPS growth figures shown in the table are based on figures that are adjusted from the Company’s reported EPS. The Company adjusts the reported figures for specific items the Company believes are significant, but not reflective of underlying operations in the period. The table below shows the reconciliation between the 2017 reported EPS figure and the adjusted EPS figure that was used for purposes of calculating EPS growth under the PSU Plan:

EPS Reconciliation ($)	2017
Reported EPS (basic)	1.25
Add: Impact of revaluation of US non-regulated deferred income taxes	1.49
Deduct: Impact of after-tax mark-to-market gain	(0.28)

Adjusted EPS (basic)	2.46

The table below shows how Emera’s EPS has trended from 2012 to 2017 (the amounts shown are as at December 31 of each year).

	2012 (2)	2013 (2)	2014 (2)	2015 (3)	2016 (4)	2017 (5)
Earnings Per Share ($) (1)	1.85	1.96	2.23	2.63	2.77	2.46

(1)	EPS for compensation purposes is a non-GAAP measure and does not have a standardized meaning as prescribed by US GAAP. The Company measures EPS for compensation purposes by adjusting reported EPS for specific items the Company believes are significant, but not reflective of underlying operations in the period, as detailed in the footnotes below.
(2)	EPS for compensation purposes in 2012, 2013 and 2014 reflected reported EPS adjusted for the income effect of Emera’s held-for-trading derivative instruments and the mark-to-market adjustments included in Emera’s equity income related to the business activities of Bear Swamp Power Company LLC (“BSPC”) and Northeast Wind Partners II, LLC (“NWP”), as well as the amortization of transportation capacity recognized as a result of certain trading and market transactions.
(3)	EPS for compensation purposes in 2015 reflected reported EPS adjusted for the income effect of Emera’s held-for-trading derivative instruments and the mark-to-market adjustments included in Emera’s equity income related to the business activities of BSPC and NWP, until NWP’s sale on January 29, 2015, the amortization of transportation capacity recognized as a result of certain trading and market transactions, the mark-to-market adjustment related to an interest rate swap in Brunswick Pipeline as well as the mark-to-market adjustments included in Emera’s other income related to the effect of USD denominated currency and forward contracts put in place to economically hedge the anticipated proceeds from Emera’s Debenture Offering and acquisition costs including legal, advisory, and financing costs related to Emera’s pending acquisition of TECO Energy, Inc.
(4)	EPS for compensation purposes in 2016 reflected reported EPS adjusted for the income effect of Emera’s held-for-trading derivative instruments and the mark-to-market adjustments included in Emera’s equity income related to the business activities of BSPC, the amortization of transportation capacity recognized as a result of certain trading and market transactions, the mark-to-market adjustment related to an interest rate swap in Brunswick Pipeline as well as the mark-to-market adjustments included in Emera’s other income related to the effect of USD denominated currency and forward contracts put in place to economically hedge the anticipated proceeds from Emera’s Debenture Offering.
(5)	EPS for compensation purposes in 2017 reflected reported EPS adjusted for the income effect of Emera’s held-for-trading derivative instruments and the mark-to-market adjustments included in Emera’s equity income related to the business activities of BSPC, the amortization of transportation capacity recognized as a result of certain trading and market transactions, the mark-to-market adjustment related to an interest rate swap in Brunswick Pipeline as well as the estimated impact of the provisional revaluation of US non-regulated net deferred income tax assets as a result of US tax reform (as described in footnote 1 in A Letter from the Management Resources and Compensation Committee to Our Shareholders).

2017 PSU Grant Performance Metrics and Changes to the PSU Plan

With the TECO Energy, Inc. acquisition finalized, the Company reviewed the measures that will most appropriately reflect the long-term success of Emera. The Company’s long-term focus will be on cash generation, particularly in light of the impact the acquisition had on the Company’s balance sheet and the importance of de-leveraging. Accordingly, the Company is using the following two equally weighted metrics for the 2017 PSU grant:

1.	EPS growth, which continues to be a fundamental measure of the bottom line profitability of the Company;

2.	Growth in cash from operations, which measures the Company’s success in focusing on cash generation and is a key driver of long-term value for shareholders.

The combination of the two metrics will effectively measure Emera’s long-term value creation by balancing both profitability and growth.

In addition to the above metrics, the Company is using TSR as a modifier, where the performance factor resulting from the two metrics can be increased or decreased by 25 per cent based on Emera’s TSR compared to the TSR of the S&P/TSX Capped utilities Index over the three-year performance period. If Emera’s TSR is positioned in the top quartile of performance of companies in the S&P/TSX Capped utilities Index, the performance factor will be increased by 25 per cent; if Emera’s TSR is positioned in the bottom quartile, the performance factor will be reduced by 25 per cent. There is no adjustment if Emera’s TSR is in the second or third quartile of performance. This allows the Company to focus on its specific business objectives, but still manage shareholder expectations by adjusting the results for relative performance.

The performance factor can range from 0 per cent to 200 per cent. The maximum performance factor is 200 per cent, even with the impact of the performance modifier. If the performance metric results multiplied by the modifier exceed 200 per cent, the performance factor will be capped at 200 per cent.

If Emera’s TSR is negative on an absolute basis, then the payout multiplier cannot be above 1.0 (100 per cent), regardless of whether the Company is in the top quartile of performance. This scenario could arise in situations where general market performance of the companies in the S&P/TSX Capped utilities Index is negative and Emera’s TSR is higher while still being negative. This provision helps ensure payouts are reasonable when shareholders experience low returns on their investment.

Emera Inc. — Management Information Circular 2018        55

The Company undertook a comprehensive review of the PSU Plan in 2016 that involved reviewing market practices and industry trends. The review indicated that Emera’s PSU Plan was generally below market in two ways:

•	the maximum performance factor of 1.5 (150 per cent) was lower than most of our comparator companies; and

•	the absolute dollar cap of two-times the grant value for each participant was a unique plan provision that was not market practice, as very few companies impose a dollar cap payout on their long-term incentive plans.

To bring the PSU Plan more in line with market and in light of Emera’s pay-for-performance philosophy, the Company approved an increase to the maximum performance factor from 150 per cent to 200 per cent and the removal of the absolute dollar cap. These changes took effect with the 2017 PSU grant.

The performance period for PSUs granted in 2017 is from January 1, 2017 to December 31, 2019 and the table below shows the performance factor levels:

Metric	Threshold (50%)	Target (100%)	Stretch (200%)
Average annual growth in EPS, removing mark-to-market gains/losses	4%	8%	12%
Average annual growth in cash from operations	4%	10%	16%

Modifier	<25th percentile (bottom quartile)	75th–25th percentile	>75th percentile (top quartile)
Emera’s TSR vs. S&P/TSX Capped utilities Index TSR; multiply metric results by stated multiplier	0.75	1.0	1.25

The performance targets for the PSU awards are used for compensation purposes only and are not suitable for any other purpose. There is no assurance that any performance level will be met. The targets may also constitute forward-looking information. Forward-looking statements are based upon a number of assumptions and are subject to a number of known and unknown risks and uncertainties, any of which are beyond Emera’s control, which could cause actual results to differ materially from the performance targets. Please see the cautionary statement in Emera’s 2017 Annual Report respecting risks and assumptions relevant to Emera’s determination of performance targets for compensation purposes.

Senior Management Stock Option Plan

The Board of Directors has delegated the administration of the Stock Option Plan to the MRCC. The MRCC is responsible for approving, based on management’s recommendation, which employees of the Company and its affiliates will be eligible to participate in the Stock Option Plan.

Stock options are designed to deliver a percentage of the long-term incentive opportunity for senior management, including the NEOs, and are an important component of competitive executive compensation. Grants are calculated each year based on each executive’s long-term incentive target percentage and base salary and, generally, the grant amount increases with the level of responsibility. The Company considers stock options to be in alignment with long-term shareholder interests and the MRCC continues to review the use of options annually. All NEOs participate in the Stock Option Plan and have received stock options in 2017 as a part of their long-term incentive.

The Company has historically valued stock options based on the Black-Scholes valuation methodology. However, the Committee adopted a floor value ratio of 10 per cent in 2015, following a review of market practices on valuation methodologies. If the Black-Scholes methodology leads to a value ratio that is less than 10 per cent, the floor of 10 per cent will apply. All other factors being equal, the use of a higher value ratio leads to fewer options.

For the 2017 stock option grant, the Black-Scholes valuation resulted in a value ratio of 3.9 per cent to 7.2 per cent (the range was dependent on the number of months over which the volatility calculation was measured, from 12 to 120 months). Because the valuation was below 10 per cent, the Committee applied the floor value ratio, which led to fewer options being granted than if the floor had not been applied. Accordingly, the value of each option granted in 2017 was $4.52, which was 10 per cent of the closing Emera common share price of $45.16 on February 15, 2017, the day immediately preceding the grant date. The share price of $45.16 is also the exercise price for the 2017 grant.

The Committee considers the application of a 10 per cent floor to be a prudent step to maintaining stock options as a part of the Long-Term Incentive Plan, while reflecting prevailing market conditions.

Stock options vest in 25 per cent increments on the first, second, third and fourth anniversaries of the grant date. Unless a stock option has expired, vested options may be exercised within the 24 months following the option holder’s date of retirement or termination for other than just cause, and within six months following the date of termination for just cause, resignation or death. If stock options are not exercised within such time, they expire. However, certain senior executives are entitled to an enhanced retirement vesting provision, which allows unvested stock options to continue to vest and be exercised for two years post-retirement. Please see Termination and Change of Control Benefits for the NEOs’ entitlements on retirement.

56        Emera Inc. — Management Information Circular 2018

MANAGEMENT INFORMATION CIRCULAR

The maximum percentage of shares under all security-based compensation arrangements (including the Stock Option Plan and the Employee Common Share Purchase Plan) issuable to insiders of the Company at any time is 10 per cent of the issued and outstanding shares of the Company. The maximum number of shares to be optioned to any one person under the Stock Option Plan is five per cent of the issued and outstanding shares of the Company at the date of the grant of the option. The number of shares issued to insiders, within any one-year period, under all security-based compensation arrangements, will not exceed 10 per cent of the issued and outstanding shares of the Company.

Under the Stock Option Plan, options may be granted in respect of authorized and unissued common shares of the Company to a maximum of 11.7 million shares, or approximately 5.48 per cent of the weighted average total issued and outstanding common shares of the Company in 2017.

There have been 5,159,715 common shares issued under the Stock Option Plan since its inception, which represents approximately 2.42 per cent of the weighted average total issued and outstanding common shares of the Company in 2017. There are 3,643,575 common shares issuable under actual grants of options, which represent approximately 1.71 per cent of the weighted average total issued and outstanding common shares of the Company in 2017 and, of that amount, 1,903,925 are vested and 1,739,650 are unvested.

The Board of Directors of the Company may amend or discontinue the Stock Option Plan by resolution at any time; provided, however, that shareholder approval is required for any amendment that:

•	increases the number of common shares reserved for issuance, except an increase made in proportion to an increase in the number of common shares outstanding due to a stock dividend, stock split, amalgamation, reorganization, merger or similar event;

•	extends eligibility to participate to non-employee directors;

•	permits rights under the Stock Option Plan to be transferred other than for normal estate settlement purposes;

•	permits awards to be granted under the Stock Option Plan in addition to options;

•	increases either of the 10 per cent insider participation limits;

•	reduces the option price of an option except for the purpose of maintaining option value in connection with a change of control or pursuant to the provisions in the Stock Option Plan, which permit equitable adjustments to be made to the option price in connection with a stock dividend, stock split, share reclassification, amalgamation, reorganization, merger or similar event;

•	extends the term of a stock option beyond the original expiry date;

•	permits the expiry of a stock option to be beyond 10 years from its date of grant; or,

•	deletes or reduces the range of amendments which require shareholder approval under this paragraph.

The table below summarizes certain ratios regarding the Stock Option Plan, namely dilution, burn rate and overhang as defined in the table and measured as a percentage of the weighted average number of shares outstanding for the respective year.

	2017 (%)	2016 (%)	2015 (%)
Dilution
(number of options outstanding, divided by number of shares outstanding)	1.71	1.70	2.01

Burn Rate
(number of options granted in a fiscal year, minus expired options, divided by the number of shares outstanding)	0.39	0.36	0.40

Overhang
(shares available for issuance, plus options outstanding, divided by the number of shares outstanding)	3.06	3.88	4.98

The stock options issued under the Stock Option Plan are non-assignable, though the Plan permits transfers from the estate of a deceased option holder to the ultimate beneficiaries. The option can then be exercised by such beneficiaries.

The Company does not provide financial assistance to participants to facilitate the purchase of shares through the Stock Option Plan.

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Performance Graph

The following performance graph compares Emera’s cumulative total shareholder return or “TSR” (assuming an investment of $100 and reinvestment of dividends) for its common shares with that of the S&P/TSX Capped utilities Index and the S&P/TSX Composite Index.

Cumulative Total Return on $100 Investment – December 31, 2012 to December 31, 2017

As at December 31	2012 ($)	2013 ($)	2014 ($)	2015 ($)	2016 ($)	2017 ($)
Emera Inc.	100.00	91.71	120.99	140.77	154.23	167.05
S&P/TSX Capped utilities Index	100.00	95.56	110.89	107.04	125.88	139.25
S&P/TSX Composite Index	100.00	112.99	124.92	114.53	138.67	151.28

As indicated in the chart, Emera has created significant value for its shareholders over the last five years. Emera’s cumulative TSR for the five-year period from December 31, 2012 to December 31, 2017 was 67 per cent, which was significantly higher than the 39 per cent return of the S&P/TSX Capped utilities Index and the 51 per cent return of the S&P/TSX Composite Index. The chart also shows that Emera’s TSR grew by over eight per cent in 2017.

Total Shareholder Return vs. Named Executive Officer Compensation

As noted in A Letter from the Management Resources and Compensation Committee to Our Shareholders, a fundamental principle of Emera’s compensation philosophy is to align pay with performance, by linking a significant portion of the compensation the Company pays its executives to the achievement of objectives measuring whether shareholders are experiencing strong value for their investment.

In light of this principle, at the end of 2017, the Company undertook its annual analysis of the alignment between the President and CEO’s compensation and the experience of shareholders. The analysis reviewed the President and CEO’s compensation over a number of time frames and compared the results to the shareholder experience, as measured by TSR, over the same periods. The review included both realized pay (which consists of amounts actually paid out for a particular performance year) and realizable pay (which consists of changes in the value of any outstanding equity-based awards year-over-year).

The analysis looked at the shareholders’ experience using 13 different measurement periods, recognizing that shareholders have acquired their shares at different times. Each period had the same end point (December 31, 2017) but started at a different beginning period, from January 1, 2005 to January 1, 2017. The analysis measured the dollar return per $100 of investment over each period as compared to the President and CEO’s economic experience, measured by the dollar realized and realizable per $100 of target compensation awarded over the same periods.

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The following lookback table shows the results of the review:

				Realized/
		Total		Realizable
		Realized/		Value of $100	Value of $100
	Target Total	Realizable		Target Pay	Shareholder
	Direct Compensation	Value at		Awarded	Investment as of
Pay Year	($) (1)	Dec. 31, 2017 ($) (2)	Measurement Period	to CEO ($) (2)	Dec. 31, 2017 ($) (3)
2005	1,575,152	3,608,684	Jan. 1, 2005–Dec. 31, 2017	229	312
2006	2,332,458	7,228,093	Jan. 1, 2006–Dec. 31, 2017	310	315
2007	1,684,966	4,306,368	Jan. 1, 2007–Dec. 31, 2017	256	333
2008	1,840,673	4,251,986	Jan. 1, 2008–Dec. 31, 2017	231	329
2009	1,882,212	6,256,036	Jan. 1, 2009–Dec. 31, 2017	332	311
2010	2,062,572	6,038,441	Jan. 1, 2010–Dec. 31, 2017	293	262
2011	2,470,109	2,944,299	Jan. 1, 2011–Dec. 31, 2017	119	201
2012	2,474,995	4,476,703	Jan. 1, 2012–Dec. 31, 2017	181	183
2013	3,573,704	8,268,343	Jan. 1, 2013–Dec. 31, 2017	231	167
2014	3,587,500	9,214,714	Jan. 1, 2014–Dec. 31, 2017	257	182
2015	3,762,500	4,753,568	Jan. 1, 2015–Dec. 31, 2017	126	138
2016	4,800,000	4,111,333	Jan. 1, 2016–Dec. 31, 2017	86	119
2017	6,000,000	4,763,897	Jan. 1, 2017–Dec. 31, 2017	79	108

(1)	Includes salary, short-term incentive at target, the value of long-term incentives as of the respective grant date, and any special grant of DSUs valued as of the grant date.
(2)	Factors in salary, short-term incentive payout, PSU payout, value realized from exercised stock options and the market value of PSUs, DSUs and in-the-money unexercised stock options as of December 31, 2017.
(3)	Represents the cumulative value of a $100 investment in Emera common shares made on the first day of the period indicated, assuming dividends are reinvested.

The analysis concluded that Emera’s compensation framework provided close alignment between the President and CEO’s compensation and the shareholder experience over the long term. This analysis also assists the Committee in considering various compensation outcomes when considering compensation changes for the President and CEO each year.

In keeping with Emera’s compensation philosophy, a significant component of NEO compensation consists of long-term incentives (PSUs and stock options), which are designed to focus executives on the long-term success of the Company. These long-term incentives are directly affected by changes in Emera’s common share price and Emera’s TSR relative to the S&P/TSX Capped utilities Index. This helps create a direct correlation between the shareholder experience and the compensation the Company pays its senior executives.

As described in Performance Share Unit Plan, each PSU grant is subject to the achievement of financial objectives and, at the end of the performance period, a performance factor is applied, which is determined based on the extent to which the Company has met those objectives. The performance factors for the PSU Plan, expressed in terms of a percentage, for the past five years were 57 per cent (for the performance year ended in 2013), 150 per cent (2014), 150 per cent (2015), 150 per cent (2016) and 101 per cent (2017). The general trend shows performance factors at or above 100 per cent in periods where Emera outperforms the S&P/TSX Capped utilities Index, and below 100 per cent in periods where the Company underperforms the Index, indicating an alignment between executive and shareholder interests.

The total annual salary, short-term incentive and long-term PSU payouts in 2017 for the NEOs totalled $9.0 million, which represents

3.4 per cent of the Company’s net earnings applicable to common shares of $266 million or 1.7 per cent of the Company’s adjusted net earnings applicable to common shares of $524 million, for the period ended December 31, 2017. This is a decrease from last year’s payout totals for the NEOs of $9.4 million, which reflects the lower incentive plan results and corresponding payouts. The MRCC is comfortable that the lower payout totals for 2017 are reasonable in light of the Company’s performance and demonstrate that the Company’s compensation programs are aligned with the interests of our shareholders. Adjusted net earnings is a non-GAAP measure and does not have standardized meaning as prescribed by US GAAP (please see footnote 1 in A Letter from the Management Resources and Compensation Committee to Our Shareholders).

Emera Inc. — Management Information Circular 2018        59

NEO Summary Compensation Table

					Non-equity incentive plan compensation
				Option-based	Annual	Pension	All other	Total
			Share-based	awards	incentive	value	compensation	compensation
Name and principal position	Year	Salary ($) (1)	awards ($) (2)	($) (3)	plans ($) (4)	($) (5)	($) (6)(7)	($)
Christopher Huskilson
President and	2017	1,095,769	1,899,773	1,900,208	842,600	0	23,592	5,761,942
Chief Executive Officer	2016	995,192	1,400,127	1,399,860	1,200,000	0	24,210	5,019,389
	2015	875,000	1,050,018	1,049,987	1,135,418	179,000	25,472	4,314,895

Scott Balfour
Chief Operating Officer	2017	726,920	899,073	299,676	472,239	194,000	31,730	2,623,638
	2016	547,115	721,818	240,702	462,000	188,000	31,891	2,191,526
	2015	474,958	445,498	148,268	479,399	128,000	23,864	1,699,987

Greg Blunden
Chief Financial Officer	2017	462,328	506,412	168,596	250,227	91,000	26,082	1,504,645
	2016	379,615	252,933	84,546	246,000	74,000	25,402	1,062,496
	2015	278,115	95,581	31,929	181,038	75,000	21,732	683,395

Nancy Tower
President and	2017	531,630	596,142	198,880	246,269	322,000	26,247	1,921,168
Chief Executive Officer,	2016	475,000	445,434	148,302	342,000	193,000	27,672	1,631,408
Tampa Electric Company	2015	474,481	356,086	118,908	410,913	214,000	26,226	1,600,614

Robert Bennett
President and	2017	616,835	578,136	164,076	413,357	234,000	163,624	2,170,028
Chief Executive Officer,	2016	625,266	590,112	148,302	453,082	55,000	207,052	2,078,814
Emera US Holdings Inc.	2015	474,481	356,086	118,908	410,913	239,000	23,664	1,623,052

(1)	The figure shown represents actual base earnings paid in 2017. The 2017 figure for Mr. Balfour includes a lump sum payment of $47,631 that was approved and paid in 2017 but that relates to a compensation increase retroactive to November 18, 2016, when he was appointed to the position of Chief Operating Officer of Emera. The lump sum represents the differential between what Mr. Balfour was actually paid from November 18, 2016 to December 31, 2016 and what he ought to have been paid in the Chief Operating Officer role, factoring in both base salary and the impact to his 2016 short-term incentive payout.
(2)	The figure shown is the value of PSU grants as of the effective grant date. The grant value of PSUs granted in 2017 was based on the average 50 trading-day closing share price up to December 31, 2016 ($45.41). The 50-day share price average is used for PSU grants to smooth out any short-term fluctuations in share price immediately preceding the grant date. The value of PSUs on payout is subject to the achievement of specific performance objectives over the respective three-year performance period. If those objectives are not met, payouts may be less than the initial value of the grant noted in this column and if performance objectives are exceeded, payouts may be higher than the amount noted in this column.
(3)	The value of the stock options granted to the NEOs in 2017 was determined to be equal to 10 per cent of the February 14, 2017 closing share price of $45.16 or $4.52 per option. The Company has adopted a floor value ratio of 10 per cent; if the Black-Scholes methodology leads to a value ratio that is less than 10 per cent, the floor of 10 per cent will apply. The Black-Scholes valuation for 2017 resulted in a value ratio of 3.9 per cent to 7.2 per cent, using an estimated dividend yield of 4.5 per cent, and a risk-free interest rate of 1.73 per cent. The range was dependent on the number of months over which the volatility calculation was measured, from 12 to 120 months, which led to volatility measurements from 12.3 per cent to 16.7 per cent. Because the Black-Scholes valuation was below 10 per cent, the floor of 10 per cent was used to value stock options in 2017, which led to fewer options being granted than if the floor had not been applied.
(4)	In 2017, all the NEOs participated in the Emera Corporate Scorecard and the payouts were based on a result of 76.6 per cent. The Short-Term Incentive Plan and the 2017 results are described in greater detail in Short-Term Incentive Plan. The figures shown reflect amounts earned in the 2017 performance year and paid in 2018. Mr. Blunden and Ms. Tower each elected to receive 100 per cent of their short-term incentive payout in the form of DSUs and Mr. Balfour elected to receive 50 per cent of his payout in DSUs. The figure for Mr. Bennett includes a $100,000 USD lump sum bonus in recognition of his outstanding work on Tampa Electric Company strategy, including his leadership and determination in reaching a landmark agreement to significantly expand Tampa Electric Company’s use of solar power by adding six million solar panels in 10 new photovoltaic solar projects, representing enough to power over 100,000 homes.
(5)	Mr. Huskilson’s pension is capped and he has reached his maximum years of credited service. Further information concerning pension values can be found in Pension Plan Benefits.
(6)	All other compensation in 2017 includes: for Mr. Huskilson, a car allowance of $18,000 and other taxable benefits; for Mr. Balfour, a cash perquisite allowance of $25,000 and other taxable benefits; for Mr. Blunden, a cash perquisite allowance of $20,000 and other taxable benefits; and for Ms. Tower, a cash perquisite allowance of $19,231 and other taxable benefits. Mr. Bennett’s taxable benefits include a cash perquisite allowance of $20,000 USD, a housing allowance of $72,000 USD, a family travel allowance of $33,333 USD and other taxable benefits. The amount shown in the All other compensation column for Mr. Bennett has been converted to CAD using the exchange rate of $1.00 USD = $1.2986 CAD, which is based on the Bank of Canada daily average exchange rate between CAD and USD for 2017.
(7)	Mr. Bennett resides in Florida and was paid in USD in 2017. His base salary was $475,000 USD, his short-term incentive payout was $218,310 USD, and he received a lump sum bonus of $100,000 USD, as described in footnote 4. The PSU portion of his long-term incentive grant was valued in USD. The stock option portion of his long-term incentive grant was valued in CAD and was adjusted to reflect the 10-year average exchange rate between USD and CAD ($1.00 USD = $1.10 CAD), which matches the term of the options. Any USD amounts applicable to Mr. Bennett have been converted to CAD in the table using the exchange rate of $1.00 USD = $1.2986 CAD, which is based on the Bank of Canada daily average exchange rate between CAD and USD for 2017. Under the terms of his employment arrangement, USD and CAD are treated on par for purposes of calculating his pensionable earnings under the pension plan.

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Outstanding Share-based Awards and Option-based Awards

The following table describes all option-based and share-based awards outstanding as of December 31, 2017 for each NEO:

	Option-based awards (1)				Share-based awards
	(stock options)				(performance share units (PSUs) and deferred share units (DSUs))
	Number of					Market or	Market or payout
	securities			Value of	Number of	payout value of	value of vested
	underlying	Option	Option	unexercised	shares or unit of	share-based	share-based awards
	unexercised	exercise	expiration	in-the-money	shares that have	awards that have	that have not been
Name	option (#)	price ($)	date	options ($) (2)	not vested (#) (3)	not vested ($) (4)	paid out ($) (5)
Chris Huskilson	72,500	32.06	2/15/2021	1,081,700	79,356	3,820,185	11,036,493
	97,700	33.35	2/14/2022	1,331,651
	337,700	34.80	2/12/2023	4,113,186
	353,900	32.35	2/11/2024	5,177,557
	286,100	42.71	2/11/2025	1,221,647
	303,000	46.19	2/17/2026	239,370
	420,400	45.16	2/14/2027	765,128

Scott Balfour	100,000	33.73	4/15/2022	1,325,000	39,060	1,880,357	2,092,738
	28,200	34.80	2/12/2023	343,476
	34,800	32.35	2/11/2024	509,124
	40,400	42.71	2/11/2025	172,508
	52,100	46.19	2/17/2026	41,159
	66,300	45.16	2/14/2027	120,666

Greg Blunden	1,475	32.06	2/15/2021	22,007	18,096	871,133	595,873
	3,950	33.35	2/14/2022	53,839
	9,400	34.80	2/12/2023	114,492
	11,300	32.35	2/11/2024	165,319
	8,700	42.71	2/11/2025	37,149
	18,300	46.19	2/17/2026	14,457
	37,300	45.16	2/14/2027	67,886

Nancy Tower	21,600	21.99	2/12/2019	539,784	25,056	1,206,200	3,649,850
	21,300	23.94	2/16/2020	490,752
	16,900	32.06	2/15/2021	252,148
	22,800	33.35	2/14/2022	310,764
	28,200	34.80	2/12/2023	343,476
	29,600	32.35	2/11/2024	433,048
	32,400	42.71	2/11/2025	138,348
	32,100	46.19	2/17/2026	25,359
	44,000	45.16	2/14/2027	80,080

Robert Bennett	7,050	34.80	2/12/2023	85,869	21,579	1,038,797	2,402,052
	14,800	32.35	2/11/2024	216,524
	32,400	42.71	2/11/2025	138,348
	32,100	46.19	2/17/2026	25,359
	36,300	45.16	2/14/2027	66,066

(1)	Option-based awards include both vested and unvested options.
(2)	The value of all unexercised option-based awards was calculated using a December 31, 2017 closing share price of $46.98.
(3)	Unvested share-based awards include PSU and unvested special DSU grants, and any additional PSUs and DSUs from dividend reinvestment relating to such grants as of December 31, 2017.
(4)	The market or payout value of share-based awards was calculated based on an assumed performance factor of 1.0 and the average closing share price for the last 50 trading days of 2017 ($48.14). For Mr. Bennett, any PSUs that are payable in USD have been converted to CAD in the table using the exchange rate of $1.00 USD = $1.2986 CAD, which is based on the Bank of Canada daily average exchange rate between CAD and USD for 2017.
(5)	These figures represent only vested DSUs, as PSUs are paid out upon vesting, and are based on the average closing share price for the last 50 trading days of 2017 ($48.14).

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Incentive Plan Awards – Value Vested or Earned During the Year

The following table describes all option-based awards, share-based awards and non-equity incentives that vested, or were earned, during 2017 for each NEO:

Name	Option-based awards value vested during 2017 ($) (1)	Share-based awards (performance share units (PSUs) and deferred share units (DSUs)) value vested during 2017 ($) (2) (3)	Non-equity incentive plan compensation – value earned during the year ($) (4)
Christopher Huskilson	2,375,768	1,945,371	842,600
Scott Balfour	230,474	645,538	472,239
Greg Blunden	71,741	138,499	250,227
Nancy Tower	205,786	555,547	246,269
Robert Bennett	205,786	565,140	413,357

(1)	Represents the aggregate dollar value that would have been realized if stock options had been exercised on the applicable vesting (eligibility) date in 2017.
(2)	The value of PSUs vested in 2017 is based on the 2015 PSU grant, which had a three-year performance period from January 1, 2015 to December 31, 2017. The payout is calculated based on the original grant with accumulated dividends, multiplied by the performance factor, multiplied by the average closing share price for the last 50 trading days of 2017 ($48.14). The performance factor for the 2015 PSU grant was based on Emera’s total shareholder return relative to the S&P/TSX Capped utilities Index and Emera’s average annual growth in EPS. The overall performance factor result was 1.01. More details on the PSU Plan and results can be found in Performance Share Unit Plan.
(3)	This dollar amount includes the value of DSUs from special grants that vested in 2017, including additional DSUs from dividend equivalents on such grants, and calculated using a closing share price for the last 50 trading days of 2017 ($48.14). This amount equaled $423,868 for Mr. Huskilson, $45,178 for Ms. Tower, and $49,163 for Mr. Bennett.
(4)	This amount represents the 2017 incentive payouts as disclosed in the NEO Summary Compensation Table.

Aggregate Option Exercise during 2017 and 2017 Option Values

The following table summarizes the number of common shares, if any, each NEO acquired pursuant to the exercise of stock options in 2017, the aggregate value realized upon exercise, and the number of common shares covered by unexercised options under the Stock Option Plan as at December 31, 2017. The aggregate value realized upon exercise is the difference between the fair market value of the common shares on the exercise date and the exercise price of the option. The value of unexercised in-the-money options at year-end is the difference between the exercise price of the options and the fair market value of the common shares on December 31, 2017, which was $46.98.

			Unexercised options at December 31, 2017		Value of unexercised in-the-money options at December 31, 2017
Name	Securities acquired on exercise (#)	Aggregate value realized ($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Christopher Huskilson	0	0	992,125	879,175	11,080,371	2,849,868
Scott Balfour	0	0	187,525	134,275	2,146,863	365,070
Greg Blunden	0	0	32,225	58,200	336,516	138,633
Nancy Tower	9,400	236,034	157,225	91,675	2,337,224	276,535
Robert Bennett	0	0	38,675	83,975	269,645	262,521

Pension Plan Benefits

Emera has adopted a pension governance framework that sets out the structure and processes for overseeing the management and administration of all pension plans sponsored or administered by Emera and its affiliates to ensure that the liabilities associated with such pension plans are being appropriately managed.

The NEOs are members of the Canadian corporate pension plan (Pension Plan) and participate on either a defined benefit basis or a defined contribution basis. For 2017, all NEOs participated in the defined benefit component of the Pension Plan and one NEO also participated in the defined contribution component of the Pension Plan.

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Defined Benefit

The following table shows years of credited service, estimated pension amounts, and changes to accrued obligations from January 1, 2017 to December 31, 2017 for the NEOs who participated in the Pension Plan on a defined benefit basis.

		Annual benefits payable
Name	Number of years credited service (#)	At year-end ($) (1)	At age 65 ($)	Accrued obligation at the start of the year ($)	Compensatory change ($) (2)	Non- compensatory change ($) (2)	Accrued obligation at year-end ($) (3)
Christopher Huskilson(4)	35.0	650,000	650,000	15,376,000	—	(580,000)	14,796,000
Scott Balfour	5.7	76,000	231,000	784,000	194,000	328,000	1,306,000
Greg Blunden(5)	1.3	12,000	12,000	208,000	57,000	22,000	287,000
Nancy Tower	20.3	243,000	317,000	5,048,000	322,000	703,000	6,073,000
Robert Bennett	29.7	345,000	407,000	7,543,000	234,000	765,000	8,542,000

(1)	Mr. Huskilson, Ms. Tower and Mr. Bennett were eligible for an immediate pension at year-end, while Mr. Balfour and Mr. Blunden were not eligible for an immediate pension at year-end. The amount shown is the accrued pension starting at the NEO’s unreduced retirement date if the NEO terminated employment at December 31, 2017.
(2)	The compensatory and non-compensatory changes are described in more detail below.
(3)	The accrued pension obligation is calculated following the method prescribed under US GAAP (section 715 of the standards of the Financial Accounting Standards Board) and by the Canadian Institute of Chartered Accountants and is based on management’s best estimate of future events that affect the cost of pensions, including assumptions about future salary adjustments and short-term incentive awards.
(4)	Mr. Huskilson’s pension is capped, which is described in further detail below.
(5)	Mr. Blunden accrues future benefits under the defined contribution component of the Pension Plan and has frozen service under the defined benefit component of the Pension Plan.

The accrued obligation of a pension entitlement is the present value of the expected future annual benefits payable taking into account service accrued to date and the expected salaries used to determine the annual benefit payable at retirement. Each year the value of the accrued obligation changes as a result of compensatory changes and non-compensatory changes, which are shown in the table above.

Compensatory changes are caused by changes in the annual benefit payable and result primarily from three factors: (i) new accrued service (the employer current service cost); (ii) the impact of salary increases greater than expected on past benefits (estimated increases are already built into the accrued benefit obligation); and (iii) plan changes impacting, for example, accrued service or when benefits are payable. There were no Pension Plan changes that materially affected the above figures in 2017.

Non-compensatory changes are caused by interest on the accrued obligation and current service cost, employee required contributions and changes in the assumptions used to calculate the present value of the future annual benefit payment stream. These assumptions include the mortality table, salary scale, retirement assumption and the inflation assumption used for calculating indexing and the discount rate. The non-compensatory changes in 2017 were driven largely by the change in the discount rate assumption from 3.84 per cent as at December 31, 2016 to 3.50 per cent as at December 31, 2017, as well as interest on the accrued obligation and current service cost. A decrease in the discount rate results in a higher obligation, all other things being equal.

The defined benefit component of the Pension Plan entitles members to pension benefits based on two per cent of the average of the member’s five highest years of pensionable earnings, multiplied by each year of credited service to a maximum of 35 years credited service. For the NEOs, pensionable earnings include base salary plus up to 50 per cent of their target short-term incentive. Upon reaching age 65, pension benefits under the Pension Plan are reduced by an amount approximately equal to the amount payable under the Canada Pension Plan. For members who retire from active service, the pension is payable on an unreduced basis upon the earlier of age 60 or age 55, provided that age and years of service add to at least 85. For members who joined the Pension Plan on or after July 1, 2004, the age 60 unreduced retirement age condition is replaced by age 62 with 15 years of service. A member may also retire on a reduced formula if the member has attained age 55, but does not qualify for an unreduced pension. Spousal benefits are paid on the death of a member at the rate of 60 per cent of regular pension benefits. Pensions are indexed to the consumer price index to a maximum of six per cent per annum.

For 2017, members of the defined benefit component of the plan contributed 7.4 per cent of eligible earnings up to the year’s maximum pensionable earnings (YMPE) under the Canada Pension Plan, and 9.5 per cent of earnings between the YMPE and the amount on which pension benefits may be earned under a registered pension plan as permitted by the Income Tax Act (Canada).

Due to Canada Revenue Agency’s limitations on the maximum pension benefit that may be paid under the Pension Plan, a portion of the pension the NEOs earned after January 1, 1992 is provided under the terms of a supplemental employee retirement plan (Supplementary Retirement Plan), which is unfunded but secured by a letter of credit deposited in a retirement compensation trust. The Supplementary Retirement Plan is non-contributory. The Supplementary Retirement Plan generally mirrors the terms of the Pension Plan, with the exception that benefits earned on service in the SERP after December 31, 2017 are not indexed on retirement. The Company does not grant additional years of credited service to NEOs under the Pension Plan or Supplementary Retirement Plan.

Emera Inc. — Management Information Circular 2018        63

In 2011, Mr. Huskilson’s pension amount payable under the Pension Plan and Supplementary Retirement Plan was capped. The limit at future potential retirement dates was determined based on the pension formula and an assumed increase in pensionable earnings of approximately four per cent per year from the 2010 pensionable earnings levels. This limit has reduced the amount that would otherwise be payable under the normal Pension Plan terms. As a result, year-over-year changes of more than four per cent to Mr. Huskilson’s earnings have no impact on his compensatory change component. Mr. Huskilson reached the maximum years of credited service allowable under the Pension Plan (35 years) in 2015 and, therefore, accrued no more credited service in the Pension Plan or Supplementary Retirement Plan in 2017.

The defined benefit component of the Pension Plan was closed to new non-union employees hired after January 8, 2013 and to new union employees hired after October 31, 2014. The defined benefit component of the Supplementary Retirement Plan was closed to new entrants as of December 31, 2017. Any employees who become eligible to participate in the Supplementary Retirement Plan after December 31, 2017 will participate in the defined contribution component.

Defined Contribution

The following table shows the changes to accumulated value from January 1, 2017 to December 31, 2017 for the NEO who participated in the Pension Plan on a defined contribution basis.

Name	Accumulated value at start of year ($)	Compensatory change ($) (1)	Non-compensatory change ($) (2)	Accumulated value at end of year ($)
Greg Blunden (3)	531,000	34,000	65,000	630,000

(1)	The compensatory change is the value of Company contributions made based on the defined contribution component of the Pension Plan.
(2)	The non-compensatory change is the value of employee contributions to the Pension Plan, along with investment earnings.
(3)	Mr. Blunden accrues future benefits under the defined contribution component of the Pension Plan and has frozen service under the defined benefit component of the Pension Plan.

Under the defined contribution component of the Pension Plan, the Company contributes a base amount of three per cent of the participant’s eligible earnings into the participant’s account each pay period. Plan participants can also make contributions of up to six per cent of their eligible earnings to the defined contribution component, with the Company matching half of these contributions. Accordingly, the maximum Company contribution to each participant’s defined contribution account, factoring in the base amount and the matching contribution, is six per cent of the participant’s eligible earnings. Canada Revenue Agency limits apply to limit the amount of contributions that can be made under the defined contribution component and, as with the defined benefit component, a portion of the pension an NEO earns in the defined contribution component may be provided under the terms of a Supplementary Retirement Plan.

Mr. Blunden participated in the defined contribution component of the Pension Plan in 2017. Mr. Blunden and the Company each contributed six per cent of his base salary into the Pension Plan up to the total amount permitted under the Income Tax Act, which equated to $13,115 each in 2017. In addition, the Company maintains an account for any Company contributions which would be made in the absence of the Income Tax Act limits, through the Supplementary Retirement Plan. For 2017, the additional Company contribution for Mr. Blunden was $20,720.

Upon ending active employment with the Company at any age between 55 and 65, plan participants in the defined contribution component of the Pension Plan may start receiving retirement income through the purchase of a life annuity or by converting their account to a life income fund.

The defined contribution component of the Pension Plan is administered on behalf of the Company by a major Canadian insurance company, which acts in accordance with the provisions of the defined contribution component of the Pension Plan, the Income Tax Act, and the Nova Scotia Pension Benefits Act.

Changes to the Supplementary Retirement Plan

In 2016, with the assistance of Morneau Shepell, the Company conducted a review of the Supplementary Retirement Plan and made changes that took effect in 2017. The review focused on market competitiveness, plan design, and equity between defined benefit and defined contribution plan members. Based on the findings from the review, the MRCC approved the following changes to the Supplementary Retirement Plan, which were effective as of December 31, 2017:

•	the defined benefit component was closed to new entrants;

•	indexing of future service was removed from the defined benefit component; and

•	the Company contribution in the defined contribution component was increased from a maximum of six per cent to a maximum of 12 per cent of pensionable earnings.

The above changes will result in cost savings to the Company and increase the parity between defined benefit and defined contribution members while still ensuring the supplementary pension plan remains market competitive.

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Deferred Share Unit Plan

The Deferred Share unit (DSU) Plan is another component of Emera’s long-term incentive program for senior leaders. A DSU is a notional share unit that is based on the value of an Emera common share – the value of a DSU changes directly in correlation to an Emera share and earns dividend equivalents in the form of additional DSUs. When a dividend is paid on Emera’s common shares, each participant’s DSU account is allocated additional DSUs based on the dividend paid on an equivalent number of Emera common shares. DSUs are not paid out until such time as the participant is no longer employed by the Company or any of its affiliates. When redeemed, the value of a participant’s DSUs is equivalent to the fair market value of an equal number of common shares of the Company.

The DSU Plan is intended to facilitate achievement of share ownership guidelines (discussed in Executive Share Ownership Requirements) without diluting the shareholder base. Prior to the start of each performance year, each plan participant may elect to defer some or all of the short-term incentive payout associated with that performance year in the form of DSUs. When the short-term incentive is paid to the NEOs, the portion elected is allocated to DSUs rather than paid in cash. Since DSUs are principally an income deferral mechanism, there are no performance metrics attributable to DSUs.

Following a participant’s departure from the Company, on a date selected by the participant not later than December 15 of the next calendar year after departure, the value of the participant’s DSUs is calculated by multiplying the number of DSUs in the participant’s account by the average closing Emera common share price for the 50 trading days preceding the payout date (the 50-day average is used to smooth out any short-term price fluctuations). The after-tax amount is paid to the participant. If a participant is a US taxpayer, payment is made six months following the termination date.

In addition, special DSU awards may be made from time to time by the MRCC to selected executives and senior management to recognize singular achievements or the achievement of certain corporate objectives. The MRCC made no such awards to the NEOs in 2017.

2017 DSU Plan Allocations

The table below identifies how much of the short-term incentive for 2017 that each NEO elected to allocate to DSUs:

Name	Percentage of 2017 annual incentive elected to deferred share units (%)	Dollar amount of 2017 annual incentive elected to deferred share units ($) (1)
Christopher Huskilson	0	0
Scott Balfour	50	236,127
Greg Blunden	100	250,232
Nancy Tower	100	246,284
Robert Bennett	0	0

The DSU allocations are rounded to the nearest whole unit, so the value of DSUs may vary slightly from the amount of short-term incentive payout allocated.

Executive Share Ownership Requirements and Anti-Hedging Policy

To align the interests of senior management with the interests of shareholders, the Company established share ownership guidelines in 2003 that require designated executives to meet the required ownership level within five years of becoming subject to the guidelines. Mr. Huskilson is required to hold shares equal to at least five-times his base salary and all other NEOs are required to hold shares equal to at least three-times their respective base salaries.

All NEOs are also subject to a one-year post-retirement hold period, which requires the NEOs to maintain a material financial stake in the Company after retirement by holding at least the minimum ownership level of Emera shares for one year after they retire from the Company. This helps maintain a focus on long-term sustainable value and prevents executives from timing their departure to maximize the cash-out value of their equity stake in the Company.

Share ownership is calculated based on: (1) the number of Emera shares an executive owns; and (2) DSUs acquired pursuant to the DSU Plan, which are considered share equivalents. PSUs and stock options do not count for purposes of the share ownership guidelines. Executives have five years to reach the required ownership level and are required to allocate at least 25 per cent of their short-term incentive payout into DSUs in the first year, and at least 50 per cent every year following, until they meet their target share ownership. If an executive does not meet their ownership target within the required time, the MRCC has the ability to allocate some or all of the executive’s short-term incentive payout to DSUs until the ownership target is met.

Since the purpose of the share ownership requirements is to strengthen the alignment between the interests of senior management and shareholders, the Company has established a robust policy restricting executives from taking any steps that break or otherwise interfere with that alignment. All executives are subject to the Company’s anti-hedging policy that prohibits them from hedging, pledging, monetizing, or otherwise reducing or limiting their economic risk with respect to any Emera securities they hold, directly or indirectly, including DSUs, PSUs and stock options. These prohibited transactions include short-selling, options, puts and calls, as well as derivatives such as forward contracts, equity swaps, collars and futures, or entering into limited recourse loans secured by securities of Emera.

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The share ownership levels for the NEOs are set out below. The values shown are based on the closing price of Emera’s common shares on December 31, 2017 of $46.98.

	Required
	ownership					Value of	Total share		Status
	level as a	Required		Value of	Common	common	and share	Multiple	of share
	multiple of	ownership	DSUs	DSUs	shares	shares	equivalent	of base	ownership
Name	base salary	level ($)	held (#)	held ($)	held (#)	held ($)	ownership ($)	salary (1)	requirements
Christopher Huskilson	5.0	5,500,000	229,258	10,770,541	81,565	3,831,928	14,602,469	13.3	Met
Scott Balfour	3.0	2,055,000	43,472	2,042,315	35,759	1,679,958	3,722,272	5.4	Met
Greg Blunden (2)	3.0	1,500,000	12,378	581,518	686	32,228	613,747	1.2	On track
Nancy Tower	3.0	1,800,000	75,817	3,561,883	35,717	1,677,985	5,239,867	8.7	Met
Robert Bennett (3)	3.0	1,850,505	49,897	2,344,161	2,594	121,866	2,466,027	4.0	Met

(1)	Based on executive’s respective base salary as of December 31, 2017.
(2)	The MRCC increased the share ownership requirements for the NEOs in 2016 following a market review of share ownership guidelines. Mr. Blunden has until January 2019 to achieve his previous share ownership level of two-times his base salary, and until January 2022 to reach the ownership level of three-times his base salary.
(3)	Mr. Bennett’s multiple of base salary figure was calculated using the exchange rate of $1.00 USD = $1.2986 CAD, which is based on the Bank of Canada daily average exchange rate between CAD and USD for 2017.

Mr. Huskilson, Mr. Balfour, Ms. Tower and Mr. Bennett have all met their required ownership level. Mr. Blunden is on track to reach his required ownership level. He has until January 2019 to achieve his previous share ownership level of two-times his base salary, and is required to allocate at least 50 per cent of his short-term incentive payout to DSUs until he reaches the ownership level of three-times his base salary.

Employee Common Share Purchase Plan

Executives are also eligible to participate in the Employee Common Share Purchase Plan, which allows employees of Emera and its affiliates to purchase Emera common shares through regular payroll deductions or lump-sum payments. Participants can contribute up to $8,000 per year and the Company will match 20 per cent of the first $3,000 in contributions, and 10 per cent of any contributions between $3,000 and $8,000. The purchase price of the common shares under the Plan is the average of the daily high and low board lot trading price on the TSX for the five trading days prior to the purchase date. At Emera’s option, shares may be purchased instead on the market at prevailing market prices. All common shares purchased under the Plan are immediately vested. Executives participate on the same terms as all other eligible employees.

There are 1,278,887 common shares that remain available for issuance under the Employee Common Share Purchase Plan, which represents approximately 0.6 per cent of the weighted average total issued and outstanding common shares of the Company in 2017.

The table below shows the burn rate ratio for the Employee Common Share Purchase Plan, as defined in the table and measured as a percentage of the weighted average number of shares outstanding for the respective year.

	2017 (%)	2016 (%)	2015 (%)
Burn Rate
(number of common shares granted in a fiscal year, divided by the number of shares outstanding)	0.08	0.09	0.11

The Board may from time to time, without notice and without shareholder approval, amend, modify, change, suspend or terminate the Employee Common Share Purchase Plan as it, in its absolute discretion determines appropriate; provided, however, that shareholder approval shall be required for any amendment, modification or change that:

•	increases the number of common shares reserved for issuance, except an increase made in proportion to an increase in the number of common shares outstanding due to a stock dividend, stock split, amalgamation, reorganization, merger or similar event;

•	extends eligibility to participate to non-employee directors;

•	permits rights under the Employee Common Share Purchase Plan to be transferred other than for normal estate settlement purposes;

•	permits awards to be granted under the Employee Common Share Purchase Plan in addition to the purchase of common shares using contributions from participants and the Company;

•	increases either of the 10 per cent insider participation limits; or

•	deletes or reduces the range of amendments which require shareholder approval under this paragraph.

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Other Executive Benefits

The Company provides executives with additional benefits in accordance with the compensation program objectives. As part of their compensation and consistent with market practice, executives, including the NEOs, are eligible to receive:

•	annual income tax return preparation;

•	monthly parking;

•	monthly car allowance plus mileage, as applicable; and

•	annual wellness/fitness allowance.

In some cases, the above entitlements are bundled into an annual perquisite allowance, which is paid out in cash in equal bi-weekly instalments over the course of the year.

For employees who are assigned to work outside of their home country, the Company provides allowances to reflect differentials in the cost of goods and housing between the executive’s home location and the location to which they are assigned. The allowances are determined using a third-party data provider and are reviewed at least on an annual basis and can be adjusted upward or downward based on prevailing cost differentials and exchange rates. Employees on assignment may also receive a travel allowance to allow the employees and their dependents to maintain ties and relationships in their home country.

These benefits are considered taxable benefits and are reported in the Summary Compensation Table for the NEOs.

Termination and Change of Control Benefits

The following table provides the estimated amounts of incremental payments, payables and benefits to which each NEO would be entitled based on differing departure scenarios – resignation, termination for cause, termination without cause, separation from the Company in circumstances of a change of control, and retirement, assuming the triggering event took place on December 31, 2017.

	Departure	Cash severance	Short-term incentive	Performance share units	Stock	Continuation of benefits (present
Name	scenario (1)	($)	($)	(PSUs) ($) (2)	options ($)	value) ($) (3)	Total ($)
Christopher Huskilson	Resignation	—	—	—	—	—	—
	Termination for Cause	—	—	—	—	—	—
	Termination without Cause	2,200,000	2,200,000	—	—	44,280	4,444,280
	Control Change	2,200,000	2,200,000	—	—	44,280	4,444,280
	Retirement	—	—	—	—	—	—

Scott Balfour	Resignation	—	—	—	—	—	—
	Termination for Cause	—	—	—	—	—	—
	Termination without Cause	685,000	616,500	1,880,357	—	4,974	3,186,831
	Control Change	685,000	616,500	1,880,357	—	4,974	3,186,831
	Retirement	—	—	—	—	—	—

Greg Blunden	Resignation	—	—	—	—	—	—
	Termination for Cause	—	—	—	—	—	—
	Termination without Cause	500,000	350,000	393,543	—	4,974	1,248,518
	Control Change	500,000	350,000	393,543	—	4,974	1,248,518
	Retirement	—	—	—	—	—	—

Nancy Tower	Resignation	—	—	—	—	—	—
	Termination for Cause	—	—	—	—	—	—
	Termination without Cause	600,000	360,000	583,750	—	4,974	1,548,724
	Control Change	600,000	360,000	1,206,200	—	—	2,166,200
	Retirement	—	—	—	—	—	—
Robert Bennett (4)	Resignation	—	—	—	—	—	—

	Termination for Cause	—	—	—	—	—	—
	Termination without Cause	616,835	370,101	685,595	—	4,974	1,677,505
	Control Change	616,835	370,101	1,348,982	—	—	2,335,918
	Retirement	—	—	—	—	—	—

(1)	Please see the tables following for a description of the entitlements of each NEO under the various departure scenarios.
(2)	Payouts for PSUs assume a performance factor of 1.0 and are valued using the average closing share price for the last 50 trading days of 2017 ($48.14).
(3)	Continuation of benefits may reflect amounts for car allowance, health and dental benefits and insurance benefits, pursuant to the terms of the NEOs’ employment contracts, as applicable.
(4)	Any USD amounts applicable to Mr. Bennett have been converted to CAD using the exchange rate of $1.00 USD = $1.2986 CAD, which is based on the Bank of Canada daily average exchange rate between CAD and USD for 2017.

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The following is a summary of each NEO’s entitlements on departure, based on his or her employment contract or the applicable plans as of December 31, 2017.

Christopher Huskilson

Resignation	All unvested PSUs and stock options are forfeited.

Terminated for cause	All unvested PSUs and stock options are forfeited.

Terminated without cause	Entitled to a lump sum equal to 24 months’ compensation based upon annual salary, short-term incentive at target and car allowance. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and stock options are forfeited.

Change of control	If there is a change of control of the ownership of the Company, such that any one party acquires 50 per cent or more of voting securities and there is a substantial reduction in responsibilities or scope of authority, Mr. Huskilson may elect within three months following such substantial reduction in responsibilities or scope of authority, to terminate employment and receive 24 months’ compensation based upon annual salary, short-term incentive at target, and car allowance. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and stock options are forfeited.

Retirement

Mr. Huskilson was eligible to retire with an unreduced pension as of June 30, 2012. Information regarding pension entitlement is contained in Pension Plan Benefits. PSUs continue to be eligible to vest in accordance with the applicable performance criteria and will be paid out upon vesting. Unvested stock options continue to be eligible to vest for two years past retirement. Any stock options that have not vested within two years of retirement are forfeited. All vested stock options must be exercised by the earlier of (a) two years from the date of retirement, and (b) 10 years from the original grant date.

Recognizing that Mr. Huskilson will be retiring at the end of March 2018, the Board approved an arrangement with Mr. Huskilson, under which he will not be eligible to receive a short-term incentive payout for the 2018 performance year and will not receive a grant of stock options or PSUs in 2018. In lieu of being eligible for a short-term incentive award and long-term incentive grants and contingent upon him remaining as CEO through transition to his March 2018 retirement date, Mr. Huskilson will receive:

•   a lump sum payment on retirement equal to one-quarter of the target value of (a) his short-term incentive, and (b) the stock option and PSU grants that would have been granted to him in 2018. The one-quarter proration reflects the amount of time Mr. Huskilson will be employed with Emera in 2018; and

•   the vesting of the 2nd, 3rd and 4th quarters of Mr. Huskilson’s 2017 stock option grant will be accelerated by one year upon retirement. Under the Stock Option Plan terms, those quarters would vest in February 2019, February 2020 and February 2021 respectively. The arrangement accelerates the vesting to March 2018, February 2019 and February 2020 respectively. Mr. Huskilson will have until June 30, 2020 to exercise his stock options.

This arrangement reflects that Mr. Huskilson will not be employed during the majority of the 2018 short- and long-term incentive plan performance periods, which minimizes his ability to contribute toward the achievement of the incentive plans’ performance objectives.

Scott Balfour

Resignation	All unvested PSUs and stock options are forfeited.

Terminated for cause	All unvested PSUs and stock options are forfeited.

Terminated without cause	Entitled to a lump sum equal to 12 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs are deemed to vest on the termination date and are paid out assuming a performance factor of 1.0. Unvested stock options are forfeited.

Change of control	If there is a change of control of the ownership of the Company, such that any one party acquires 50 per cent or more of voting securities and there is a substantial reduction in responsibilities or scope of authority, Mr. Balfour may elect, within three months following such substantial reduction in responsibilities or scope of authority, to terminate employment and receive 12 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs are deemed to vest on the termination date. Unvested stock options are forfeited.

Retirement	Mr. Balfour becomes eligible to retire with an unreduced pension as of April 30, 2027. Information regarding pension entitlement is contained in Pension Plan Benefits. PSUs continue to be eligible to vest for two years following retirement in accordance with the applicable performance criteria. Unvested stock options continue to be eligible to vest for two years past retirement. Unvested stock options continue to be eligible to vest for two years past retirement. Any stock options that have not vested within two years of retirement are forfeited. All vested stock options must be exercised by the earlier of (a) two years from the date of retirement; and (b) 10 years from the original grant date.

Other	If Mr. Balfour’s employment is terminated without cause, he is entitled to a relocation program for reimbursement of reasonable relocation costs back to Ontario to a maximum of $200,000, which is payable up to 12 months after the termination date.

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Greg Blunden

Resignation	All unvested PSUs and stock options are forfeited.

Terminated for cause	All unvested PSUs and stock options are forfeited.

Terminated without cause	Entitled to a lump sum equal to 12 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs are prorated to the date of termination and paid out assuming a performance factor of 1.0. Unvested stock options are forfeited.

Change of control	If there is a change of control of the ownership of the Company, such that any one party acquires 50 per cent or more of voting securities and there is a substantial reduction in responsibilities or scope of authority, Mr. Blunden may elect, within three months following such substantial reduction in responsibilities or scope of authority, to terminate employment and receive 12 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs are prorated to the date of termination and paid out assuming a performance factor of 1.0. Unvested stock options are forfeited.

Retirement	Mr. Blunden becomes eligible to retire with an unreduced pension as of December 31, 2024. Information regarding pension entitlement is contained in Pension Plan Benefits. PSUs continue to be eligible to vest in accordance with the applicable performance criteria and will be paid out on a prorated basis upon vesting. Unvested stock options are forfeited.

Nancy Tower

Resignation	All unvested PSUs and stock options are forfeited.

Terminated for cause	All unvested PSUs and stock options are forfeited.

Terminated without cause	Entitled to a lump sum equal to 12 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs are prorated to the date of termination and paid out based on an estimated future value. Unvested stock options are forfeited.

Change of control	If there is a change of control of the ownership of the Company, such that any one party acquires 50 per cent or more of voting securities and there is a substantial reduction in responsibilities or scope of authority, Ms. Tower may elect, within three months following such substantial reduction in responsibilities or scope of authority, to terminate employment and receive 12 months’ compensation calculated on the basis of her annual salary and short-term incentive at target. Unvested PSUs are deemed to vest on the termination date. Unvested stock options are forfeited.

Retirement	Ms. Tower becomes eligible to retire with an unreduced pension as of March 31, 2019. Information regarding pension entitlement is contained in Pension Plan Benefits. PSUs continue to be eligible to vest for two years following retirement in accordance with the applicable performance criteria. Unvested stock options continue to be eligible to vest for two years past retirement. Any stock options that have not vested within two years of retirement are forfeited. All vested stock options must be exercised by the earlier of (a) two years from the date of retirement; and (b) 10 years from the original grant date.

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Robert Bennett

Resignation	All unvested PSUs and stock options are forfeited.

Terminated for cause	All unvested PSUs and stock options are forfeited.

Terminated without cause	Entitled to a lump sum equal to 12 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs are prorated to the date of termination and paid out based on an estimated future value. Unvested stock options are forfeited.

Change of control	If there is a change of control of the ownership of the Company, such that any one party acquires 50 per cent or more of voting securities and there is a substantial reduction in responsibilities or scope of authority, Mr. Bennett may elect, within three months following such substantial reduction in responsibilities or scope or authority, to terminate employment and receive 12 months’ compensation calculated on the basis of his annual salary and short-term incentive at target. Unvested PSUs are deemed to vest on the termination date. Unvested stock options are forfeited.

Retirement	Mr. Bennett became eligible to retire with an unreduced pension as of October 31, 2017. Information regarding pension entitlement is contained in Pension Plan Benefits. PSUs continue to be eligible to vest for two years following retirement in accordance with the applicable performance criteria. Unvested stock options continue to be eligible to vest for two years past retirement. Any stock options that have not vested within two years of retirement are forfeited. All vested stock options must be exercised by the earlier of (a) two years from the date of retirement; and (b) 10 years from the original grant date.

Shares Authorized for Issuance Under Equity-based Compensation Plans

The following table shows shares authorized for issuance under the Stock Option Plan and the Employee Common Share Purchase Plan as of December 31, 2017. There are no equity-based compensation plans that were not approved by Shareholders.

	(A)	(B)	(C)
Plan Category	Number of shares to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options ($)	Number of shares available for future issuance under equity compensation plans (excluding column (A))
Equity-based compensation plans approved by Shareholders
• Senior Management Stock Option Plan	3,643,575	39.42	2,896,710
• Employee Common Share Purchase Plan	N/A	N/A	1,278,887

Total	3,643,575	39.42	4,175,597

Loans to Directors and Officers

No current or former directors, officers or employees of Emera, or any of its subsidiaries, had any loans with Emera or any of its subsidiaries at any time in 2017, other than routine indebtedness previously outstanding as defined under Canadian securities laws.

Material Transactions

During the most recently completed financial year, insiders of the Company and its affiliates, including Directors, executive officers, proposed Director nominees or their associates or corporations they controlled, did not have any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or will materially affect the Company.

Management Contracts

There are no functions of management that are performed by a person or company other than the Directors, executive officers or other employees of the Company.

Audit Committee Information

For information regarding Emera’s Audit Committee, including its Charter, composition, relevant education and experience of its members, Audit Committee oversight, policies and procedures for the approval of non-audit services and Auditors’ service fees, please refer to Emera’s Annual Information Form, available on SEDAR at www.sedar.com, or by contacting the Corporate Secretary of the Company.

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Appendix A

Emera Incorporated Board of Directors Charter

The fundamental responsibility of the Board of Directors (the “Board”) is to provide stewardship and governance to Emera Incorporated (“Emera”) to ensure the viability of the Company by overseeing management of the business.

In addition to the powers set out in Emera’s Articles of Association, the Board shall have the following duties and responsibilities.

Independence and Integrity

The Board shall be comprised of a majority of “independent directors” as defined from time to time under applicable legislation and the rules of any stock exchange on which Emera’s securities are listed for trading.

The Chair shall be an “independent director” as defined above.

The Board shall review and approve standards for ethical business conduct for employees, officers and directors of Emera and its subsidiaries and affiliates and a procedure for monitoring compliance with such code throughout the Company.

The Board shall satisfy itself as to the integrity of the Chief Executive Officer and executive officers and the creation of an integrity-based culture throughout the Company.

The Board shall, through its oversight of management, continue to foster an organization which operates in a safe and environmentally responsible manner.

Strategic Planning

The Board shall provide oversight and guidance on the strategic issues facing Emera.

The Board shall oversee a strategic planning process resulting in a strategic plan which shall be approved on an annual basis and will take into account, among other things, the opportunities and risks of the business.

The Board shall regularly consider Emera’s strategy, evaluate progress made in pursuing that strategy, and consider any adjustments to the strategy that may be required from time to time.

The Board shall review and approve the Company’s financial objectives, plans and actions, including significant capital allocations and expenditures.

The Board shall review and approve all material acquisitions, dispositions, projects, business plans, and budgets.

Risk Responsibility

The Board shall oversee the implementation by management of appropriate systems to identify, report, and manage the principal risks of Emera’s business. The Board will consider Emera’s risk profile and oversee Emera’s risk management by reviewing:

(a)	the annual identification and assessment of the principal risks of Emera;

(b)	the process for ongoing monitoring and reporting of the principal risks of Emera;

(c)	the effectiveness of Emera’s mitigation response to its principal risks;

(d)	the alignment of risk management with Emera’s risk profile, its strategy, and its organizational objectives, including capital and resources allocation.

The Board shall also review Emera’s annual insurance program and uninsured exposure and Emera’s business continuity and disaster recovery plans.

The Board shall receive regular updates on the status of risk management activities and initiatives.

The Board shall approve and monitor processes that provide reasonable assurance of compliance with applicable legal and regulatory requirements.

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Leadership and Succession

The Board shall oversee policies and practices to enable the Company to attract, develop and retain the human resources required by the Company to meet its business objectives.

The Board shall appoint executive officers and delegate the necessary authority for the conduct of the business.

The Board shall establish annual performance expectations and corporate goals and objectives for the Chief Executive Officer and monitor progress against those expectations.

The Board shall evaluate the performance, and, following a review of recommendations from the Management Resources and Compensation Committee, approve compensation for executive officers.

The Board shall oversee the succession planning program for the Chief Executive Officer and other key executive positions from time to time.

Financial

The Board shall oversee the financial reporting and disclosure obligations imposed on the Company by laws, regulations, rules, policies and other applicable requirements.

The Board will review the financial performance of the Company and declare dividends as appropriate.

The Board shall approve for release to the public as necessary the Company’s financial statements, management’s discussion and analysis (MD&A) and earnings releases prepared by management and oversee the Company’s compliance with applicable audit, accounting and reporting requirements.

The Board shall review the quality and integrity of Emera’s internal controls and management information systems.

Corporate Communications and Public Disclosure

The Board shall review and approve a formal corporate disclosure policy and oversee policies and processes for accurate, timely and appropriate public disclosure.

The Board shall oversee systems for receiving feedback from stakeholders and monitor such feedback received by the Company.

Governance Responsibility

The Board is responsible for overseeing the Company’s corporate governance policies and practices and shall maintain a set of corporate governance practices that are specifically appropriate to the Company.

Pursuant to the Articles, the directors shall appoint one of the directors as Chair of the Board and such director shall not be an employee of Emera or any of its affiliates or subsidiaries.

The Board shall establish appropriate structures and procedures to allow the Board to function independently of management and in the interests of the Company and its shareholders.

The Board, in carrying out its mandate, shall appoint committees of the Board and delegate certain functions to those committees, each of which shall have its own written charter. Notwithstanding such delegation, the Board retains its oversight function and ultimate responsibility for these delegated functions.

The Board shall oversee a process for the selection of qualified individuals for Board nomination, and shall approve selection criteria for identifying Director candidates taking into account the competencies and skills the Board as a whole should possess.

The Board shall undertake regular evaluation of the Board, the Chair of the Board, the Board committees and individual Directors. The Board shall undertake regular evaluation of Directors’ compensation.

The Board shall review this Charter annually to ensure it appropriately reflects the Board’s stewardship responsibilities.

72        Emera Inc. — Management Information Circular 2018

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